Form 20-F
period 2005-12-31
SONIC ENVIRONMENTAL SOLUTIONS INC/CAN
filed 2006-06-23
CIK 1270778

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[x]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

OR

[ ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________

Commission file number: 000-50734

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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 19,839,350 Common Shares Without Par Value as of December 31, 2005.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [ ]  No [x]

If this report is an annual or transition report, indicated by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [ ]  No [x]

Indicate by check mark whether registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities
Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [x] No [ ]

Indicate by check mark which financial statement item Registrant has elected to follow:
Item 17 [x]  Item 18 [ ]

If this report is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [ ]  No [x]

GENERAL

In this Annual Report on Form 20-F, all references to “Sonic”, “us”, “we” or the “Company” refer to Sonic Environmental Solutions Inc. including its subsidiaries. References to this “Form 20-F” and this “Annual Report” mean references to this Annual Report on Form 20-F for the year ended December 31, 2005.

The Company uses the Canadian dollar as its reporting currency. All references in this Annual Report to “dollars” or “$” are expressed in Canadian dollars, unless otherwise indicated. See also Item 3 - “Key Information” for more detailed currency and conversion information.

FORWARD LOOKING STATEMENTS

This Annual Report contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “could”, “plan”, “expect”, “estimate”, “anticipate”, “project”, “predict”, “intend”, “may”, “potential”, “believe” and similar expressions and variations thereof are forward-looking statements. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, participation in projects and financing, the expected timing and success for receipt of licensing for use of the Sonoprocess in Ontario and other jurisdictions, the ability of the Terra-Kleen process to address limitations imposed on the PCB Sonoprocess operations by the build-up of fine organic material, the timing for completion of Sonic’s contract with Juker and the timing and scope of future soil remediation contracts and other statements that are not historical facts. Although Sonic believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risk Factors” elsewhere in this Annual Report. The reader is cautioned not to place undue reliance on forward-looking statements. Sonic undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this filing. You should carefully review the cautionary statements and risk factors contained in this and other documents that we file from time to time with the Securities and Exchange Commission.

GLOSSARY

The following is a list of definitions of the terms used in this Annual Report:

“bio-accumulate” means storage of non-metabolized materials (frequently toxins) in living organisms;

“bioremediation” means a method of environmental remediation that uses micro-organisms to break down or detoxify organic compounds;

“dioxins” means a group of organic chemical compounds that is a pollutant by-product in the manufacture of herbicides, disinfectants and other agents;

“electromagnetic” means of, relating to, or produced by electromagnetism, which is magnetism developed by a current of electricity;

“furans” means a class of toxic organic compounds characterized by a ring structure composed of one oxygen atom and four carbon atoms and results from the incineration process;

“gas-liquid mass transfer” means the dispersion and transfer of gases into liquids;

“Hz” means a unit of frequency, where the number of hertz (Hz) equals the number of cycles per second;

“kW” means a unit of electrical power equal to 1000 watts;

“PCB” means polychlorinated biphenyl, a compound synthesized by reaction of chlorine with biphenyl;

“Platform Technology” means Sonic’s patented industrial sonic energy technology and related applications and processes;

“POP” means persistent organic pollutant;

“ppm” means parts per million;

“SESI” is used as a reference to Sonic Energy Systems Inc., the company acquired by Sonic in 2002 to become involved in the environmental remediation business;

“Sonic Generator” means the large-scale, industrial generator consisting of an electromagnetic drive system and related equipment, developed by Sonic that produces sonic energy capable of causing matter transformation to occur;

“sonoprocess” means a chemical, biological or physical process resulting from the application of sonic energy to matter;

“sonication” means the application of sonic energy in a sonoprocess;

“Terra-Kleen” means Terra-Kleen Response Group, Inc., the company acquired by Sonic in 2005; and

“vitrification” means a technology that uses electrodes to heat and melt contaminated soil or sediment containing organic, inorganic, or radioactive contaminants.

PART 1

ITEM 1      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.           Directors and Senior Management

Not applicable.

B.           Advisers

Not applicable.

C.           Auditors

Not applicable.

ITEM 2      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3      KEY INFORMATION

A.           Selected Financial Data

The following selected financial data has been derived from our audited consolidated financial statements. This financial data is in Canadian dollars and is presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and United States GAAP (“US GAAP”), as indicated. This information should be read in conjunction with, and qualified by reference to, our financial statements included in Item 17 of this Annual Report. Included as note 18 to the audited financial statements is a United States GAAP reconciliation that describes the principal differences between Canadian GAAP and US GAAP as they relate to the financial statements.

Balance Sheet Data:

(CAD$)	As at December 31, 2005 (audited)	As at December 31, 2004 (audited)	As at December 31, 2003 (audited)	As at January 31, 2003 (audited)	As at January 31, 2002 (audited)
Current Assets Canadian GAAP US GAAP	$3,175,982 $3,175,982	$6,681,285 $6,681,285	$7,400,888 $7,400,888	$1,605,325 $1,605,325	$182,020 $182,020
Property, Plant and Equipment, Net Canadian GAAP US GAAP	$3,367,936 $3,367,936	$2,139,385 $2,139,385	$274,818 $274,818	$86,089 $86,089	$3,469 $3,469
Deferred Development Costs Canadian GAAP US GAAP	$3,545,128 $-	$1,000,807 $-	$589,161 $-	$362,979 $-	$- $-

Patents Canadian GAAP US GAAP	$131,855 $131,855	$ 85,252 $ 85,252	$ 17,809 $ 17,809	$ 22,825 $ 22,825	$ - $ -
Total Assets Canadian GAAP US GAAP	$10,303,680 $6,758,552	$9,906,729 $8,905,922	$8,282,676 $7,693,515	$2,077,218 $1,714,239	$185,489 $185,489
Total Liabilities Canadian GAAP US GAAP	$2,960,762 $2,960,762	$897,699 $897,699	$219,330 $219,330	$176,143 $176,143	$8,012 $8,012
Working Capital Canadian GAAP US GAAP	$1,216,933 $1,216,933	$5,783,586 $5,783,586	$7,181,558 $7,181,558	$1,429,182 $1,429,182	$174,008 $174,008
Share Capital Canadian GAAP US GAAP	$17,423,372 $17,829,068	$12,982,743 $13,388,439	$9,780,457 $10,186,153	$2,439,681 $2,707,511	$426,938 $426,938
Deficit Canadian GAAP US GAAP	($10,080,454) ($14,031,278)	($3,973,713) ($5,380,216)	$(1,717,111) $(2,711,968)	$(538,606) $(1,169,415)	$(249,461) $(249,461)
Shareholders’ Equity Canadian GAAP US GAAP	$7,342,918 $3,797,790	$9,009,030 $8,008,223	$8,063,346 $7,474,185	$1,901,075 $1,538,096	$177,477 $177,477
Number of Outstanding Shares	19,839,350	17,607,510	15,261,378	10,638,045	3,075,000

Statement of Operations Data:

(CAD$)	Year Ended December 31, 2005 (audited)	Year Ended December 31, 2004 (audited)	Eleven Month Fiscal Period Ended December 31, 2003 (audited)	Year Ended January 31, 2003 (audited)	Year Ended January 31, 2002 (audited)
Revenue Canadian GAAP US GAAP	$1,114,439 $1,114,439	$1,093,387 $1,093,387	$87,225 $87,225	$ - $ -	$ - $ -
Operating Costs Canadian GAAP US GAAP	$1,924,634 $1,924,634	$780,996 $780,996	$83,895 $83,895	$ - $ -	$ - $ -
Expenses Canadian GAAP US GAAP	$4,039,667 $6,583,988	$2,711,582 $3,123,228	$1,227,270 $1,453,452	$294,859 $657,838	$197,979 $197,979
Income (Loss) for the Period Canadian GAAP US GAAP	$6,106,741 $8,651,062	$2,256,602 $2,668,248	$(1,178,505) $(542,553)	$(289,145) $(919,954)	$(186,338) $(186,338)
Income (Loss) Per Share – Basic and Diluted(1) Canadian GAAP US GAAP	($0.40) ($0.57)	($0.17) ($0.20)	$(0.18) $(0.23)	$(0.07) $(0.24)	$(0.06) $(0.06)

(1)	The income (loss) per share amounts are the same on both a basic and a diluted basis.

No cash or other dividends have ever been declared by Sonic.

Currency and Exchange Rates

The following table sets out the exchange rates for one Canadian dollar (“CAD$” or “$”) expressed in terms of one United States dollar (“US$”) for each of the following periods calculated using the average of the exchange rates on the last day of each month in such periods.

			Eleven Month
	Year Ended	Year Ended	Period Ended	Year Ended	Year Ended
	December 31,	December	December	January 31,	January 31,
	2005	31, 2004	31, 2003	2003	2002
	(CAD$)	(CAD$)	(CAD$)	(CAD$)	(CAD$)
Average for
Periods…………	0.8281	0.7721	0.7217	0.6390	0.6425

The following table sets out the high and low exchange rates for the conversion of one Canadian dollar into United States dollars during the previous six months.

Month	Low	High

May 2006	0.8869	0.9134

April 2006	0.8496	0.8959

March 2006	0.8513	0.8850

February 2006	0.8610	0.8809

January 2006	0.8479	0.8794

December 2005	0.8508	0.8751

The noon buying rate of exchange on June 21, 2006 for the conversion of Canadian dollars into United States dollars was CAD$1.00 = US$0.9056.

Exchange rates are based on the noon buying rates as posted by the Bank of Canada on its website at www.bankofcanada.ca.

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

The securities of Sonic are highly speculative and subject to a number of risks. These risks should be carefully considered because such factors may have a significant impact on our business, operating results and financial condition. The following factors contain certain forward-looking statements involving risks and uncertainties. Our actual results may differ materially from the results anticipated in these forward-looking statements. The risks associated with our business include:

Risks Related to our Business

We need to secure additional contracts for the remediation of PCB contaminated soil.

Our business plan contemplates that we enter into agreements to remediate PCB contaminated soil using our proprietary technologies. To date, we have secured two soil remediation contracts in Canada and operate licensing arrangements in Japan and Australia for the Terra-Kleen process. In order to generate revenue and be commercially successful as an enterprise, it is important that we obtain additional soil remediation contracts. There is no assurance that we will be able to secure any additional contracts or otherwise generate revenues from soil remediation operations.

We cannot guarantee the successful commercialization of our integrated Sonoprocess and Terra-Kleen process soil remediation plans.

Sonic has operated its Sonic Generator on a commercial scale at its initial soil remediation project. While the generator itself has met or exceeded expectations, the overall soil remediation process has been hampered by a build-up of fine organic material in the solvent used for the extraction process that prevents the solvent from being re-circulated and by greater than anticipated material handling requirements to make the soil ready for processing through the generator. We believe that the Terra-Kleen on-site process for extracting PCB from contaminated soil that we acquired in December 2005 will be a complete solution to these issues. The Terra-Kleen process has been used successfully on several major projects and is based on proven technology. Nevertheless, we have not implemented the combined Sonoprocess and Terra-Kleen process on a commercial scale, and there is no guarantee that the Terra-Kleen process will resolve the issues encountered in our Sonoprocess operations.

We will need to access capital markets.

Our current cash flows alone are insufficient to fund our business plans, and we will require substantial additional cash resources prior to achieving retained earnings. We expect to fund these cash requirements through future financings involving the sale of equity or debt securities or by other means. There is no assurance that we will be able to secure financing or that such financing will be obtained on favourable terms. Failure to obtain adequate financing could result in significant delays in the development of our products and a substantial curtailment of operations. Future financings could result in substantial dilution to our existing shareholders.

Our PCB destruction process has not been proven to operate profitably on commercial volumes of PCB contaminated soil.

In 2005 we undertook a full scale soil remediation project in which we extracted and destroyed PCBs in soil to levels which met all required government regulations. However, we are planning to integrate the Terra-Kleen process into our operations and we have otherwise not operated long enough on a commercial scale to be certain about the scope of all costs of operation and about the variability of commercial site conditions that may affect our operating costs. Factors that could increase costs of operation beyond anticipated rates include unanticipated rates of maintenance, unanticipated inefficiencies in operations, any breakdowns and malfunctions in plant equipment. In addition, all sites and conditions of contamination are different and treatability studies may not reveal all issues associated with successful remediation which could result in operating costs being higher than anticipated and processing rates of contaminated soils being lower than anticipated. Co-contaminants present in the soil may limit the application of Sonic’s process for remediation. The occurrence of any of these events could decrease the operational time, increase the cost of operation, and ultimately reduce revenues.

We cannot guarantee the successful commercial development of our technology in other applications.

We have identified a number of potential commercial applications for our Platform Technology and we have successfully tested our Sonic Generator on several of these new applications. The use of the Platform Technology for all of these applications is at the research, development or demonstration stage. We have made no attempt to test our Platform Technology on a large scale and there can be no assurance that the commercial uses contemplated for the technology will prove feasible or competitive. Accordingly, there is no assurance that Sonic will be able to achieve profitable commercialization of its proprietary technology for any commercial applications or otherwise realize revenues from its Sonoprocess technologies.

We have a history of losses and cannot guarantee future profitability.

Since we commenced operations in 2000 we have operated on a start-up basis. Like most start-up companies, we have consistently incurred losses. We are attempting to transition our business from a start-up model to one that is based substantially on revenue growth and potential profitability, but have not achieved that goal at this point. We cannot guarantee that we will achieve profitability in the future, and a failure to do so will negatively impact on our share value.

We cannot guarantee that we will be able to secure patent protection on future Sonoprocess applications of Sonic’s Platform Technology.

Sonic has patent protection over its PCB soil remediation Sonoprocess and provisional PCT patent applications in the United States for two further Sonoprocess applications related to groundwater treatment and the use of fly ash in high quality concrete. The Terra-Kleen extraction technology is protected by several United States patents and considerable know-how. Nevertheless, Sonic’s future success will depend, in part, on its ability to obtain patents on new Sonoprocess applications and designs, maintain trade secret protection and operate without infringing on the proprietary rights of third parties or having third parties circumvent its rights. There can be no assurance that current and future patent applications will result in the issuance of patents, that any patents issued will provide it with any competitive advantages, that such patents will not be challenged by any third parties, that the patents of others will not impede the ability of Sonic to do business, or that third parties will not be able to circumvent the patents. Furthermore, there can be no assurance that others will not independently develop products similar to those of Sonic, or, if patents are issued to Sonic, design around the patented products developed by Sonic. As Sonic acquired its intellectual property and assets through a creditor realization process, there is the possibility of legal challenges to Sonic’s title to its existing assets on legal or equitable grounds.

If we lose key personnel, our business may suffer.

Our success will depend in large part upon the continued services of a number of key employees. Our employment contracts with key personnel permit termination upon a short notice period. The loss of the services of one or more of our key personnel could have a material adverse effect on us. We do not maintain key man insurance. In addition, if one or more of our key employees resigns to join a competitor or to form a competing company notwithstanding such restrictions in their employment agreements, the loss of such personnel and any resulting loss of existing or potential clients to any such competitor could have a material adverse effect on our business, financial condition and results of operations. In the event of the loss of any such personnel, there can be no assurance that we would be able to prevent the unauthorized disclosure or use of our technical knowledge, practices or procedures by such personnel. The loss of any of our key personnel could result in an inability to successfully implement our plan of operations and achieve revenues.

Enforcement of Civil Liabilities.

As Canadian citizens and residents, Sonic and its directors and officers may not subject themselves to U.S. legal proceedings so that recovery on judgments issued by U.S. courts may be difficult or impossible. While reciprocal enforcement of judgment legislation exists between Canada and the U.S., Sonic and its insiders may have defences available to avoid in Canada the effect of U.S. judgments under Canadian law, making enforcement difficult or impossible. Our management may not have any personal assets available in the U.S. to satisfy judgments of U.S. courts. Therefore, our shareholders in the United States may have to avail themselves of remedies under Canadian corporate and securities laws for perceived oppression, breach of fiduciary duty and like legal complaints. Canadian law may not provide for remedies equivalent to those available under U.S. law.

If we do not obtain approval to use our Sonoprocess for the remediation of PCB contaminated soil outside of British Columbia, we will not be able to complete soil remediation contracts outside of British Columbia.

We have obtained regulatory approval of our Sonoprocess for treatment of PCB contaminated waste in British Columbia, however, this does not guarantee that regulatory approval will be received in other parts of Canada, or anywhere else. We have received regulatory approval for the Terra-Kleen PCB extraction process in Ontario and the Terra-Kleen PCB extraction process is recognized in U.S. Environmental Protection Agency (“EPA”) regulations as not requiring further approval as a treatment process. We expect that this will also be the case in other regulatory jurisdictions which differentiate between treatment and extraction of a contaminant. Nevertheless, in most places, regulatory approval is required before we will be able to use our treatment technologies commercially. If regulatory approval is not obtained we will not be able to complete sonoprocess soil remediation contracts outside of British Columbia, which will have a negative impact on our business.

Our Directors and Officers may face conflicts of interest.

Our directors and officers may serve as directors or officers, or may be associated with other reporting companies or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which we may participate, those directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If a conflict of interest arises, we will follow the provisions of its governing corporate legislation dealing with conflicts of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of our directors, disclose his interest and refrain from voting for or against the approval of such a participation or such terms unless otherwise permitted. In accordance with the laws of the Province of British Columbia, our directors and officers are required to act honestly, in good faith and in the best interests of the company.

Risks Related to our Industry

Technological advancements by others may diminish our competitive advantage.

The environmental remediation industry is technological in nature and is subject to rapid and substantial technological change. If other companies in the soil remediation business develop technology that is superior to our technology, then our potential customers may enter into soil remediation contracts with those competitors instead of us. Technological competition among participants in the environmental remediation industry is intense and is expected to increase. There can be no assurance that developments by others will not render Sonic’s products or technologies non-competitive or that Sonic will be able to keep pace with technological developments.

Complying with environmental laws could be costly and negatively impact our operations.

Our operations are governed by numerous laws and regulations at various levels of government. These laws and regulations regulate the operation and maintenance of facilities, the discharge of materials into the environment and other environmental protection issues. We must obtain and comply with a number of permits and meet several environment-related regulatory obligations in connection with PCB remediation operations. Under these laws and regulations, we could be liable for personal injury, clean-up costs and other environmental and property damages, as well as administrative, civil and criminal penalties. This includes exposure by our employees to contaminated materials in the course of their employment. While we believe that we take all required actions to protect our business, customers, assets and employees from such exposure, exposure to contaminated materials may impose liability on us and such liability could have a material adverse effect on our financial position, results of operations or cash flows.

We maintain a comprehensive Environmental Health and Safety policy and have secured extensive insurance coverage to mitigate against environmental-related risks. Nevertheless, even if the loss from an environmental-related incident were covered by insurance, such an incident would likely have a negative impact on our financial condition. Liability may also exceed the amounts of any environmental liability insurance that we carry.

In the course of conducting PCB soil remediation operations, we may become involved in a variety of legal and administrative proceedings relating to environmental laws and regulations. These may include proceedings by federal, provincial, local or foreign agencies seeking to impose penalties on us for violations or infractions of such laws and regulations, or to impose liability on us under statutes, or to revoke or deny the issuance of new permits, or the renewal of existing permits. In addition, actions could be brought by adjacent landowners or governmental entities alleging violations of the permits pursuant to which we operate or laws or regulations to which we are subject; and actions seeking to impose liability on us for any environmental impact of our operations or damage that our operations may have caused to adjacent landowners or others, including groundwater or soil contamination.

Finally, the costs of complying with environmental laws and regulations in the future may harm our business, particularly if there are future changes in environmental laws and regulations that result in stricter standards and enforcement, larger fines and liability or increased capital expenditures and operating costs.

Competition from other industry participants.

Many of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing, and human resources. Other companies may succeed in developing products earlier, obtaining regulatory approvals for such products more rapidly than we do or in developing products that are more effective than those proposed to be developed by us. While we will seek to expand our technological capabilities in order to remain competitive, there can be no assurance that research and development by others will not render our technology or products obsolete or non-competitive. The development by our competitors of technology that is superior to ours may cause potential customers to enter into soil remediation contracts with our competition.

As the patents underlying our Platform Technology expire, competitors may use technology similar to Sonic’s in order to remediate PCB contaminated soil.

Expiry of Sonic’s Platform Technology patents presents a risk of the technology being used by competitors without legal barriers to entry. Although we retain unpatented know-how and may improve upon these patents before expiry, we cannot provide assurance that this will be sufficient to prevent competitors from imitating our Platform Technology once the patents expire. If competitors are able to use our technology once the underlying patents expire, then these competitors may offer soil remediation services that compete with our PCB soil remediation services. In this event, our ability to achieve revenues from PCB soil remediation services will decrease.

Risks Related to our Stock

Volatility and illiquidity of shares could cause investor loss.

The market price of a publicly traded stock, especially a junior issuer like ours, is affected by many variables in addition to those directly related to product development successes or failures. Such factors include the general condition of market for junior stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the TSX Venture Exchange suggests our shares will continue to be volatile. Therefore, investors could suffer significant losses if our shares are depressed or illiquid when an investor seeks liquidity and needs to sell our shares.

Likely PFIC status has possible adverse tax consequences for U.S. investors.

Potential investors who are U.S. taxpayers should be aware that Sonic expects to be classified for U.S. tax purposes as a passive foreign investment company (“PFIC”) for the current fiscal year, and may also have been a PFIC in prior years and may also be a PFIC in subsequent years. This status arises due to the fact that Sonic’s unallocated cash is invested in interest-bearing securities creating “passive income” which, while modest and ancillary to the soil remediation business, is Sonic’s only source of income. If Sonic is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of Sonic. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Sonic’s net capital gain and ordinary earnings for any year in which Sonic is a PFIC, whether or not Sonic distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s tax basis therein. See also Item 10E under the heading “Passive Foreign Investment Company”.

Our shares are considered Penny Stocks and are subject to the U.S. “Penny Stock” Rules.

Our stock may be subject to U.S. “Penny Stock” rules, which may make the stock more difficult to trade on the open market. Although Sonic’s common stock trades on the TSX Venture Exchange (sometimes herein “TSXV”), it is subject to U.S. “penny stock” rules. Subject to certain exceptions, “penny stock” is generally defined as an equity security with a market price of less than US$5.00 per share that does not trade on NASDAQ or a national securities exchange.

If an investor buys or sells a penny stock, SEC regulations require that the investor receive, prior to the transaction, a disclosure explaining the penny stock market and associated risks. Furthermore, trading in Sonic’s common stock is currently subject to Rule 15g-9 of the Exchange Act, which relates to non-Nasdaq and non-exchange listed securities. Under this rule, broker/dealers who recommend Sonic’s securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to a transaction prior to sale.

Penny stock regulations will tend to reduce market liquidity of Sonic’s common stock, because they limit the broker/dealers’ ability to trade, and a purchaser’s ability to sell, the stock in the secondary market. The low price of Sonic’s common stock has a negative effect on the amount and percentage of transaction costs paid by individual shareholders. The low price of Sonic’s common stock also limits Sonic’s ability to raise additional capital by issuing additional shares. There are several reasons for these effects. First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks. Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin. Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks. Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks. As a result, Sonic’s shareholders may pay transaction costs that are a higher percentage of their total share value than if Sonic’s share price were substantially higher.

The rules described above concerning penny stocks may adversely affect the market liquidity of Sonic’s securities.

ITEM 4      INFORMATION ON SONIC

A.           History and Development of Sonic

Name and Incorporation

Sonic Environmental Solutions Inc. (“Sonic”) was incorporated on February 4, 2000 under the laws of the Province of British Columbia, Canada as ADR Global Enterprises Ltd. (“ADR”). Sonic subsequently changed its name on December 12, 2002 to “Sonic Environmental Solutions Inc.”. Sonic is governed by the Business Corporations Act (British Columbia).

Sonic’s head office is located at Suite 2100-1066 West Hastings Street, Vancouver, British Columbia, and its telephone number is (604) 736-2552.

History of the Corporation

Sonic initially commenced its business operations by completing a prospectus financing and listing on the TSX Venture Exchange in the fall of 2000. At that time, Sonic was a “capital pool company”, whose principal purpose was to utilize its cash and exchange listing to identify and acquire an existing business. Sonic completed this process in December 2002, when it acquired SESI Systems Inc. (“SESI”). SESI held the patents relating to the Platform Technology and owned three demonstration sonic generators. Sonic completed the acquisition through a plan of arrangement under British Columbia law in which Sonic acquired all of the shares of SESI in exchange for approximately 3,000,000 common shares of Sonic. Sonic has since established a management team and business plan to leverage the Sonoprocess assets acquired from SESI into a commercial enterprise operating in the environmental remediation industry, focusing in particular on the application of its core sonoprocess technology to remediate PCBs in soil.

Sonic has dedicated a substantial portion of its time and efforts to the commercialization of its sonoprocess for the remediation of PCB contaminated soils. In this regard, the Company has completed several milestones, including the construction of an initial pilot plant and then a full commercial facility, obtained all required regulatory approvals in British Columbia and then commenced commercial-scale processing operations on a project site.

Recent Developments

Acquisition of Terra-Kleen Response Group, Inc.

At the end of the fourth quarter of 2005, Sonic acquired 100% of the shares of Terra-Kleen Response Group, Inc. (“Terra-Kleen”), through a merger with a newly incorporated California subsidiary of Sonic (Sonic Environmental Solutions Corp.). Through this acquisition the Company gained the exclusive rights to Terra-Kleen’s proprietary and patented technologies for the remediation of contaminated soil through a solvent extraction process which removes and concentrates contaminants. Sonic Environmental Solutions Corp. operates from offices in San Diego, California and takes advantage of Terra-Kleen’s established operating history with the EPA in the United States. The Terra-Kleen technology is licensed to Mitsubishi Heavy Industries in Japan and to Veolia Environmental Services (“Veolia”) in Australia. Terra-Kleen was privately held by founder Alan Cash who joined the Sonic management team as President of USA Operations.

Terra-Kleen was founded in 1993 and holds patents for a non-thermal solvent extraction process that treats soil contaminated with pesticides, PCB, dioxins, furans and other persistent organic pollutants.

The total consideration for the Terra-Kleen acquisition is a maximum of approximately US$8 million. On closing of the acquisition, Sonic funded a re-payment of Terra-Kleen shareholder loans of US$488,000 and issued to the shareholder of Terra-Kleen common shares with a value of US$500,000 at a price of CAD$2.50 per share. A further US$500,000 in Sonic common shares will be issued at market value on June 21, 2006. The remaining consideration is based directly on the performance of the Terra-Kleen business over the next three years. Most of the performance payments will follow a formula that closely approximates net income from the business, with payments comprised of a minimum of 30% cash and the balance payable by either cash or Sonic common shares, at Sonic’s discretion.

In conjunction with the transaction, Sonic appointed Alan Cash, the founder of Terra-Kleen, as its President of USA Operations pursuant to an Employment Agreement between Sonic and Mr. Cash dated December 21, 2005.

Private Placements

Sonic has completed three private placement financings in the past year as follows:

On September 27, 2005, Sonic issued 1,100,000 units at a price of CAD$2.00 per unit, for gross proceeds of $2,200,000. Each unit consisted of one common share and one-half of one share purchase warrant. Each full warrant allows the holder thereof to purchase one common share of Sonic at an exercise price of CAD$2.75 per share for a period of two years.

On December 21, 2005, Sonic issued units to subscribers comprised of CAD$1,000 principal amount of 12% unsecured convertible debentures and 500 warrants. A total of 1,000 units were issued for a total of CAD$1,000,000 principal amount convertible debentures and 500,000 share purchase warrants. The debentures bear interest at a rate of 12% per annum, mature two years following the date of issuance and are convertible at CAD$2.00 per share for the first year and CAD$2.20 per share thereafter. The debentures will convert automatically if the 20 day average closing price of Sonic’s common shares equals or exceeds CAD$3.00 per share in the first year and CAD$3.30 per share thereafter. The warrants have a two year term and are exercisable at a price of CAD$2.00 per share in the first year and CAD$2.20 per share thereafter.

On March 28, 2006, Sonic issued 2,797,223 units at a price of CAD$0.90 per unit, for gross proceeds of CAD$2,517,500. Each unit consists of one common share and one-half of one share purchase warrant. Each full warrant allows the holder thereof to purchase one common share of Sonic at an exercise price of CAD$1.20 per share for a period of two years.

New Patents

In the Spring of 2005, Sonic made application in the United States for two new patents. These applications are for the treatment of fly ash from coal fired thermal power plants and for the treatment of contaminated ground water.

ISO Certification

In September 2005, the Company was approved for ISO 14001:2004 and OHSAS 18001:1999 certification through the British Standards Institute (“BSI”), a quality management systems registrar. BSI is a leading quality management systems registrar with over 112 ‘Global Fortune 500’ companies having chosen BSI.

Capital Expenditures

A discussion of Sonic’s principal capital expenditures over the last three years may be found under “Results of Operations” and under “Cash used in Investing Activities” in Item 5. A description of the principal capital expenditures currently in progress or planned for the coming year may be found under Item 4B - “Business Overview” of this Form 20-F.

B.           Business Overview

Overview of Sonic

Sonic is a Canadian-based technology company in the process of commercializing its patented sonic generator technology in the environmental and other market sectors.

Sonic’s business strategy is to develop and commercialize processes that utilize low frequency sonic energy generated by industrial scale Sonic Generators (referred to as a “sonoprocess”). A sonoprocess can be chemical, biological or physical processes enhanced or enabled by sonic energy. While Sonic has developed several sonoprocesses to the proof-of-concept stage, over the last three years Sonic has focused its energies on the commercialization of one particular Sonoprocess in order to validate the technology in the environmental sector. This process is the destruction of Polychlorinated Biphenyl (PCB) contaminated soils (referred to herein as the

“PCB Sonoprocess” or “PCB Destruction Sonoprocess”). Accordingly, at present, Sonic’s principal business operations center on the PCB soil remediation market.

The Sonoprocess

Sonic’s core technology is the Sonic Generator. This machine produces extremely intense agitation via low frequency sonic energy using a steel bar vibrating at its natural resonance frequency. The vibrational sonic energy from the bar is transmitted to the attached chambers through which fluid materials or slurries can be pumped and are subjected to very intense audio agitation. The intense agitation can be used to grind particles, effect rapid gas to liquid mass transfer, emulsify fluids and, in some cases, enhance rates of chemical reactions in industrial scale applications.

In the early 1990s, SESI conducted a series of investigations into the potential commercial applications of the Platform Technology. As a result of these investigations, SESI determined that the Platform Technology could likely be used in one or more sonoprocess applications capable of performing the following:

1.	the deagglomeration of materials (the breakdown of agglomerated materials into individual particles);

2.	the creation of dispersions (homogeneous suspensions of solid particles in a fluid);

3.	fine grinding (the creation of small particle sizes typical of powders or materials that are required to be kept in a suspension);

4.	the synthesis of industrial chemicals (creation of a chemical through the chemical bonding of other chemicals or elements); and

5.	the chemical extraction of metals (the extraction of metal elements or compounds from the material or chemicals).

Sonic believes that sonoprocesses are potentially applicable in such diverse industries as agriculture, chemical manufacturing and processing, food processing, municipal waste treatment, petroleum, pharmaceutical, pulp and paper, potable water treatment and environmental remediation. In many cases, the Sonic Generator is capable of performing selected mixing functions faster than current mixing equipment, and to perform some mixing and processing functions, which are either impossible or impractical with current equipment.

The PCB Business

PCB Industry Background

PCB is an industrial chemical that was produced worldwide between the 1930s and 1970s. PCB is a dangerous class of chemical that tends to bio-accumulate in the body and cause a range of adverse health effects, including cancer, immune suppression, reproductive damage, birth defects and fetal death. PCB has been shown to accumulate in the environment and tend to move toward the top of the food chain, contaminating small organisms, fish, birds and mammals (including humans).

While the manufacture of PCB has reportedly ceased, the potential for release of PCB into the environment has not. Significant quantities of PCB continue to be used or are in storage, meaning that PCB will likely constitute a threat for decades to come. PCB is released into soil through spills, leaks from electrical and other equipment, and improper disposal and storage of PCB-laden equipment. PCB binds strongly to soil and remains there for several years. It is estimated that more than half of the PCB produced in the world has been released into the environment.

Current Methods of Treating PCB in Soil

There are very few proven methods for the remediation of PCB contaminated soils. There are several technologies at a research and development stage, but few have been commercialized effectively. To date, the only commercially effective manner in which to destroy PCB contaminated waste is through incineration. Other processes allow entities to mitigate the effect of PCB contamination by extracting the PCBs from a large portion of the soil into a concentrated product. Still others are either prohibitively expensive or inefficient or are still in a research and development stage. To Sonic’s knowledge, the principle soil remediation measures are as follows:

Incineration

Incineration continues to be the oldest and most common method for destroying PCBs in Europe and North America. The incineration process uses high temperatures to volatilize and destroy organic contaminants in solids and liquids. Incineration of PCB and other chlorinated wastes has fundamental flaws, potentially allowing the formation of dioxins and furans (potentially up to 100,000 times more toxic than PCB) and the potential for uncontrolled releases into the atmosphere. As a result, it is very difficult to build new incineration facilities that deal with PCBs and existing facilities face public pressure to shut down operations.

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

Chemical Dehalogenation or Dechlorination

Chemical dehalogenation and dechlorination is a process by which PCB chlorine atoms are removed from soil by an induced chemical reaction. An example of a chemical dehalogenation process is “base-catalyzed decomposition”, which has been used on a research scale to treat PCB-contaminated soils.

Chemical Waste Landfills

In the United States and Canada, PCB waste may be stored in specialized landfills provided the landfill has received specific authorization from the EPA to receive such waste. A limited number of these land fills exist, and they are viewed by the EPA as a temporary measure pending treatment from a process that actually remediates the contaminated waste

Soil Washing

Soil washing is a process that involves mechanical mixing, washing, and rinsing of soils to remove contaminants. The contaminants are removed by either dissolving them in the wash solution, or concentrating them into a smaller volume through simple particle separation. The process involves soil preparation, washing, soil water separation, wastewater treatment, and vapour treatment. The PCBs are not destroyed by this process, but they are contained into a much smaller, concentrated form, that is separated from the bulk of the soil subject to the treatment. Some of the process residuals may need further treatment for proper disposal.

Solvent Extraction

Solvent extraction does not destroy wastes but physically separates hazardous contaminants from soil. The process involves media preparation, contaminant extraction, solvent/media separation, contaminant collection, and solvent recycling. The contaminant extract requires further treatment, such as incineration or dehalogenation.

Stabilization/Solidification

Waste stabilization adds a binding agent to the waste to convert contaminants into a less soluble, less mobile or less toxic form. The binding agent encapsulate the contaminants in solid material, which does not destroy the PCB, but does limit the risk of the contaminated material from migrating. This process generally involves soil or sediment excavation, removal of oversized debris, mixing of the waste with the binding agent and water, and possibly off-gas treatment.

Thermal Desorption

Thermal desorption uses high temperatures to physically separate contaminants from soil, sediment and sludge. The process involves materials handling, desorption, particulate removal, and off-gas treatment. This process will remove the PCBs from the bulk of a contaminated mass of material, but it creates a highly concentrated residual sludge that is often difficult to store in compliance with regulatory requirements.

Vitrification

Vitrification technologies use electrodes to heat and melt contaminated soil containing organic, inorganic, or radioactive contaminants. This process generally requires temperatures in the range of 1,000 to 2,000 degrees Celsius, which in turn requires the construction of sophisticated and expensive equipment. The volume of the vitrified product is typically 20 to 45 percent less than the original volume of the waste. Off-gas collection systems generally are needed. The scrubber water and other process components may require further treatment or disposal.

PCB Remediation Market

The market for PCB remediation is global. In particular, PCB was widely used in industrial sites throughout the early and mid 20th Century, and a substantial portion of land subject to industrial activity during those years will contain PCB-related contamination. Much of this land is located in urban centres, where the value of land available for commercial or residential development is relatively high. This is especially the case in regions where waterfronts were used as the main transportation arteries for industry.

The National Inventory of PCBs in Use and PCB Wastes in Storage in Canada is an annual report summarizing information in the Canadian PCB inventory database which is prepared by Environment Canada for the Canadian Counsel of Ministers of the Environment. In this report, Environment Canada estimates that there are approximately 30,000 sites in Canada requiring remediation of PCB contaminated soil. Of these sites, approximately 6,000 are located on lands owned by the federal government (4,000 of which are registered as priority clean-up sites). The report also estimates that there are an additional 1,718 PCB waste storage sites under the National PCB inventory list and 1,485 Non-federal PCB waste storage sites. The EPA’s Markets and Technology Trends Report (2004) estimates that Canada has up to 5 million tonnes of PCB-contaminated soil.

The Canadian federal government maintains an environmental action plan in which one of the principle goals is the remediation of all federal contaminated sites by 2020. In furtherance of this action plan, in the 2004 Canadian federal budget the government committed $3.5 billion to cleaning up federally-owned contaminated sites. In the fiscal year ended March 31, 2006, the government also committed additional $139 million to deal with the 97 highest risk sites identified under the Action Plan. Although the 97 priority sites are located in all regions of the country, 38 of them are located in British Columbia and an additional 30 across the territories in the North.

In the United States, the US Congress banned the sale and use of PCBs beginning in 1978. The law has long been interpreted as prohibiting the sale of polluted property unless PCBs have been cleaned up. This ban on land sales was lifted in 2003. The management of Sonic believes that this will accelerate the market opportunities for soil remediation. The policy shift does not affect cleanup standards and liability rules for PCB sites, but rather was thought to be needed to resolve cases in which buyers want to clean up PCB-fouled sites that are owned by people who lack the money or ability to do it. A new owner is generally considered to inherit responsibility for cleanup of a contaminated site. In a 2004 report, the EPA estimated that there are over 55 million tonnes of PCB contaminated soils on their National Priorities List.

The remediation industry is considered to be a rapidly emerging market in all of Asia. The Japanese PCB remediation market is highly regulated, particularly in respect of dioxins. The Company’s Terra-Kleen and PCB Sonoprocess technologies are capable of dioxin remediation. Sonic has undertaken detailed study in 2005 of the Japanese market for PCB and dioxin treatment, including the engagement of third party environmental consultants, to formulate its entry strategy.

Sonic believes that current disposal and treatment supply capability falls far short of demand for remediation. Many hazardous waste disposal facilities were closed in the 1980s because of unsafe treatment practices and because of fears of environmental and public health dangers. Only a handful of new facilities were opened in either Canada or the United States in the past decade and the majority of these are relatively modest in scope. To date, due to the high cost of incineration and transportation of hazardous waste to the two primary incinerators in Canada, most holders of PCB-contaminated wastes have opted to store these materials as opposed to remediating them and being permanently rid of the liability.

Government Regulation of PCBs

Each of the principle jurisdictions in which Sonic is involved, being the United States, Canada, Japan and Australia, impose stringent regulatory requirements on the handling and destruction of PCBs. In each of these jurisdictions, a corporation needs to obtain specific authorizations and permits before it can conduct this business.

There are numerous laws and regulations governing all aspects of PCB waste storage, treatment and disposal. In Canada, these laws include the Canadian Environmental Protection Act, the Canadian Environmental Assessment Act and the various provincial environmental assessment acts and accompanying regulations. Sonic believes the prevailing trend with these laws is to make the regulatory burden respecting PCBs more onerous. Canadian laws also restrict the land-filling of waste containing PCBs above 50 ppm.

The United States has a more rigorous regulatory regime for hazardous soil. EPA regulations treat landfills as a form of temporary containment because they tend to leak over an extended period (30 to 50 years). As a result, the EPA has instituted landfill disposal restrictions which ban certain Persistent Organic Pollutants (or “POPs”) such as dioxins and furans from United States landfills. United States regulations also prohibit PCBs with concentrations over 50 ppm from crossing the United States border, preventing Canadian based incinerator services from treating such soil.

The “Law Concerning Special Measure against PCB waste” was legislated in Japan in 2001. As a result of this legislation, the holders of PCB waste are required to dispose of all PCB contaminated matter by July 2016. The Japanese Ministry of Environment is working on enforcing the clean-up of PCB wastes through the Japan Environmental Safety Corporation (“JESCO”), a special company wholly owned by the Japanese government that reports directly to the Ministry. JESCO’s mandate is to construct and operate PCB waste treatment facilities throughout Japan. JESCO is the key regulatory authority for approval of Sonic’s PCB Sonoprocess in Japan.

Sonic’s PCB Remediation Business

Initial Development and Commercialization

Sonic’s PCB remediation business centres on the commercialization and deployment of its Sonic Generator and related facilities as a method for the remediation of PCB contaminated soil. Since completing the acquisition of SESI in December 2002, Sonic has advanced the commercialization process for PCB destruction to the point where this process is now effectively in commercial operation.

In July 2001, an independent engineering consulting firm was retained to perform a technical review of Sonic’s Platform Technology. This review concluded that proof of concept had been achieved for use of the Sonoprocess technology in several applications, including environmental remediation. One of these sonoprocesses was a method of remediating PCB contamination in soil. As part of the due diligence process in connection with Sonic’s acquisition of SESI, further tests of the Sonoprocess technology were conducted in 2002 for the purpose of assessing whether the process could remove PCB contamination in soil to below a 2 ppm PCB level. The 2ppm PCB level is widely considered equivalent to complete destruction, and is the threshold below which treated soil can be accepted for fill into residential or industrial land in British Columbia. Two series of tests were undertaken on soil that was highly contaminated with PCBs, and in all cases the soil was remediated to the point where it contained less than 2 ppm PCBs.

The PCB destruction process developed by Sonic involves the contaminated soil being mixed with a specialized solvent. This material is then fed through to the Sonic Generator where it is subjected to sonic energy generated from in a reaction chamber. This contact causes a chemical alteration of the PCB that dechlorinates the PCB to form salt and non-toxic hydrocarbons.

In 2003, Sonic completed proof of concept testing and began construction of a pilot scale facility for the PCB sonoprocess in Richmond, British Columbia. The pilot plant (the “Pilot Plant Facility”) was completed in 2004, and has continued in use for testing and treatability studies for the PCB sonoprocess and other applications.

In 2004, Sonic used the Pilot Plant Facility to obtain all required regulatory approval for the commercial use of Sonic’s PCB sonoprocess in British Columbia, allowing Sonic to use the technology in commercial contracts and operations.

Sonic entered into its first soil remediation contract on July 23, 2004. The soil remediation contract is a property clean-up agreement between Sonic and Juker Holdings Ltd. (“Juker”). The contract relates to the onsite clean-up and treatment of approximately 2,700 tons of PCB contaminated soil and other materials on property owned by Juker. A minimum of 2,200 tons of PCB contaminated soil plus contaminated sediments and waste is expected to be processed by Sonic using its Sonoprocess technology. The property is located in Delta, British Columbia. The contract requires Sonic to remediate the soil to standards required by the British Columbia Ministry of the Environment for industrial soils as specified in the British Columbia contaminated sites legislation. These standards require that the treated soil have less than 5 ppm of PCB.

In 2005, Sonic completed construction of its first full-scale, PCB Sonoprocess mobile facility for use on demonstration and commercial sites. This facility was deployed on the Juker site in early 2005 in order to commission the equipment prior to commencing the soil remediation work required under the contract.

Sonic completed basic safety and functionality testing of the full-scale facility in mid-2005, and began to extract and destroy PCBs on the site throughout the latter half of 2005 and early 2006, processing approximately 1100 tonnes of soil on the site. In the course of these operations, Sonic experienced process material handling issues which required plant optimization and modification. These issues arose from the accumulation of fine and organic material in the solvent which acts as a dead load in the PCB destruction sonoprocess. Sonic initially added a centrifuge stage to the remediation process to address this issue. However, the acquisition of Terra-Kleen enables Sonic to include the Terra-Kleen process as an initial step in remediation operations that is expected to serve as a permanent solution to these issues. Sonic determined that this advantage, combined with the opportunity to gain operating experience with Terra-Kleen, made it imperative to install a Terra-Kleen system on the Juker site. Accordingly, Sonic obtained the agreement of the site owner to integrate the Terra-Kleen technology into its remediation program, and in early 2006, Sonic ceased processing operations to effect the installation of the Terra-Kleen facility. The Terra-Kleen facility is now installed and the Company has recently received regulatory approval for the use of the Terra-Kleen process in British Columbia. Sonic has now recommenced full-scale soil remediation on the Juker site.

Sonic has recently entered into a contract to remediate PCB contaminated soil at a site in the Greater Toronto Area with varying levels of PCB contamination. Sonic will carry out the remediation on-site using the Terra Kleen process, on contract to a national remediation company. The contract guarantees the processing of a minimum of 500 tonnes, and up to 2,500 tonnes, of contaminated soil, to be completed by the end of 2006.

Integration of the Terra-Kleen Process

In December 2005, Sonic acquired Terra-Kleen, whose principle assets relate to a proprietary process that extracts and separates a number of persistent organic pollutants from soils and sediment. These pollutants include PCBs, pesticides, dioxins and furans, polyaromatic hydrocarbons, volatile and semi-volatile organics and petroleum hydrocarbons. The Terra-Kleen solvent extraction treatment system is a waste minimization process designed to remove various groups of contaminants from soils. The process does not destroy the PCBs, but concentrates them in a residual waste stream that leaves the balance of the soil free of contamination to meet the required treatment standards. The reduced volume of contaminated material ranges, on average, between 2% and 4%. This technology has been successfully used by Terra-Kleen on commercial sites for over fifteen years.

Sonic identified a number of benefits arising from the acquisition of Terra-Kleen, including the following: (i) the Terra-Kleen process reduces the material handling requirements and the need to move the soil through the entire destruction process; (ii) although slower due to the passive nature of the extraction, the Terra-Kleen extraction process can offer cost reductions and more certain processing rates; (iii) the technology is established and recognized by the EPA with a track record of projects; (iv) Terra-Kleen and its founder Alan Cash bring to Sonic specific experience in site remediation; and (v) Terra-Kleen has already begun international licencing efforts in Japan and Australia and offered Sonic a base of operations in the United States.

The integration of Terra-Kleen’s extraction process with the PCB Sonoprocess will mitigate the material handling issues encountered by Sonic in its initial commercial operations. Sonic can employ the Terra-Kleen system as an initial stage in the process, substantially reducing the volume of feedstock, and more importantly the extraneous material contained within the feedstock, being delivered to the destruction stage using the PCB Sonoprocess technology.

Regulatory Matters

Sonic must obtain regulatory approval for its PCB Sonoprocess in each jurisdiction in which the facilities are deployed. In general, this involves approval for the operation of the treatment facilities itself and approval of the proposed operational plan for each particular site remediation.

In September 2004, Sonic completed all required test work and obtained all required environmental regulatory approvals from the British Columbia government for the use of its Sonoprocess in the province of British

Columbia. Sonic also obtained approval for the operating plan on the Juker site in British Columbia and an air permit from the Greater Vancouver Regional District (a quasi-municipal body with delegated power to regulate certain environmental matters within the greater Vancouver region) in March 2005. In Ontario, Sonic’s PCB Sonoprocess application is well-advanced and Sonic anticipates that all environmental approvals will be granted in the near future.

The Terra-Kleen process has been operating in the United States for several years, and its process has been specifically included in EPA regulations as a permitted method of treating soil contaminated with POPs. As the Terra-Kleen process does not involve the destruction of PCBs, Sonic anticipates that regulatory approval for the process will proceed in other parts of Canada relatively quickly. Sonic has already received approval to operate the Terra-Kleen process in Ontario, and is now able to use the Terra-Kleen process to operate commercial treatment facilities for the treatment of PCB contaminated sites in Ontario subject to receiving a Certificate of Approval for each site plan. Sonic has also received approval to demonstrate its Terra-Kleen process in British Columbia at the Juker site.

Sonic’s PCB Sonoprocess has been verified under Environmental Technologies (“ETV”) Canada. This program is tailored to accelerate provincial regulatory approval(s) and has reciprocity in the State of New Jersey (a state with major PCB contamination problems). An ETV Canada certification provides potential customers with the comfort that Sonics’ PCB Sonoprocess and the company’s claims of its performance are valid.

Business Development

Sonic considers its customer base to be any organization that collects, stores and disposes of PCBs. Sonic is initially focused on identifying and contracting with such customers in Canada, and plans to enter the U.S. market once it has successfully executed its Canadian operating strategy. Sonic has developed relationships with land developers and remediation companies which have resulted in potential strategic clients for Sonic to work with as beta sites for its full-scale Sonoprocess plant in the Canadian market.

Sonic has the ability to transport its treatment technology to remote locations. This mobility will allow Sonic to compete effectively for military and government PCB-reclamation contracts. Larger sites are expected to generate more revenues and as a result be much more profitable for Sonic due to this mobility.

Sonic is also pursuing commercial opportunities in industrialized countries outside North America through partnerships and joint ventures. These arrangements generally involve Sonic licensing the technology to third parties under appropriate circumstances. To date, Sonic has licensed the Terra-Kleen technology with Mitsubishi Heavy Industries in Japan and with Veolia in Australia. Mitsubishi Heavy Industries is operating commercially through a non-exclusive license that requires the company to pay to Sonic a royalty on all revenue received using the Terra-Kleen process. Veolia in Australia has received approval to conduct a remediation project in Melbourne, Victoria and will apply for approval in other states in Australia. This license agreement with Veolia is on substantially the same terms as the Mitsubishi Heavy Industries agreement.

Competition

Sonic believes that its principle competition in the PCB destruction market is incineration, as this process continues to dominate the soil remediation business. There is substantial research and commercialization efforts for contaminated soil remediation being conducted by a number of entities in various technology categories. However, the stage of development of most of these technologies are such that significant data gaps exist. Sonic’s management believes that it is difficult to make comparisons between the various companies, technologies and technology categories that state that they are in the soil remediation business when many are still at bench-scale testing.

In Canada there are two incinerators capable of treating PCBs, a facility owned by Bennett Environmental Inc. located in Quebec and the Swan Hills facility operated by the Alberta government. There are several incinerators located in the United States. Often, incinerators treat a wide spectrum of hazardous waste in different physical forms such as liquid, sludges, soils and medical wastes. As a result, some of these facilities include additional features that have made them more expensive to build and possibly more expensive to operate.

Sonic’s management believes that its integrated Sonoprocess and Terra-Kleen process will hold a number of competitive and environmental advantages over its competitors in the PCB destruction market. These benefits include the mobility of the treatment facility, which will reduce transportation and handling costs and the environmental risks involved in transporting hazardous materials. Sonic’s process does not produce dioxins or furans, as compared to incineration and permits the soil to be reused. Sonic’s process consumes less energy than incineration and has the potential for economies of scale.

Intellectual Property

One of Sonic’s key assets is its intellectual property. Sonic holds patents over its core Sonic Generator, over the Terra-Kleen process and over specific Sonoprocess applications that have been developed to the proof of concept stage. Sonic also utilizes copyright, trademarks and trade secrets in the course of its business.

Sonic Generator

Sonic’s principle Sonoprocess design is based on two patents, which were originally granted in the United States in 1990 and 1991, respectively. The patents are broad in scope and each has a number of key design claims that will inhibit competitors from producing a similar design. One of the patents relates to the electromagnetic drive system used in the Sonic Generator. Drive systems that utilize this patent produce sonic energy that, to Sonic’s knowledge, cannot be reproduced and/or focused in the processing chambers in as efficient a manner through any other design. Title to the patents for the Sonic Generator and the Grinding Method and Apparatus is assigned to Sonic.

These patents were extended to Canada in 1993 and 1995 and in the mid-1990s they were extended to Germany and one was extended to Japan.

Terra-Kleen Solvent Patents

Sonic holds an additional three United States patents and two United States provisional applications for the Terra-Kleen process. These patents include a process for regenerating spent solvent issued in 2000, a process for removing solvent from soil and debris issued in 1998 and a process for removing hazardous, toxic and radioactive wastes from soils and sediments issued in 1995. The provisional applications related to a system for treatment and disposal of contaminated soils and sediments submitted in April 2005 and a method for treating dioxin contaminated incineration ash submitted in November 2004. These patents were assigned to, and are currently held by, Sonic’s United States subsidiary, Sonic Environmental Solutions Corp.

Sonoprocess Technology and Applications

In April 2002, Sonic filed for a US patent for its PCB Sonoprocess. Sonic obtained that patent in July 2005, at which point the Company immediately filed a Patent Cooperation Treaty (PCT) application on that patent via the US Patent Office in approximately 20 countries. The patent has been approved in India and is in the National Phase Entry stage in other jurisdictions.

In the second quarter of 2005, Sonic filed provisional patent applications for the use of sonoprocesses in the treatment of fly ash and in the treatment of contaminated ground water.

Other Intellectual Property

Sonic has registered “SONOPROCESS” as a trademark in Canada.

Other Business Applications

Oil Sands Sonoprocess

Sonic has started preliminary work on the development of a sonoprocess in the oil sands industry. In this regard, Sonic has commenced initial testing to determine if its Platform Technology can be used to enhance recovery of oil from extraction process waste streams. In order to advance this testing, the Company has commenced the application process for funding from Sustainable Technology Development Corporation, an entity established by the Canadian government that provides financial support for technologies which can substantially reduce greenhouse gas emissions. In order to complete the application process, Sonic must establish a consortium with one or more industry participants who support the program. Sonic is currently in discussions with a number of industry participants on collaboration arrangements. Sonic's investigations into this application remain preliminary.

Cost-Sharing and Collaboration Agreement with Canadian Minister of Natural Resources

In 2003, Sonic entered into a cost-sharing and collaboration agreement with the Canadian Ministry of Natural Resources (“CANMET”). The purpose of the agreement was to establish a joint research program to assess the feasibility of using a Sonoprocess for the treatment and conditioning of polluting ash residue resulting from fluidized bed combustion (“FBC”) coal-fired power stations. The treatment and conditioning of the ash would apply a patented process developed by CANMET for the reactivation and pacification of ash from fluidized bed combustion (the “CANMET Process”) facilitated by Sonic Generators. A four-phase joint development program was contemplated.

CANMET carried out the first phase of testing in the first half of 2004. The aim of the tests was to reconfirm earlier tests, which demonstrated that Sonic’s technology was an effective method of hydrating and carbonating the free lime component left in these ashes. The tests were carried out by CANMET, in conjunction with staff from Sonic, on the 20 kW and 75 kW Sonic Generators. The results demonstrated that, for both ashes, high hydration levels were achieved by the sonicated materials, which improved if grinding media were used.

Following the completion of phase 1 testing, Sonic undertook a preliminary assessment of the economics and commercial market opportunity for this application and found that the hydration benefits alone were not sufficient without the benefits of reduced carbon dioxide emissions. The re-carbonation of calcium oxide and the use of stack emitted carbon dioxide could result in the creation of green house gas credits, once the practice of green house gas credits becomes established in the power industry. The Company is now working with CANMET to redefine the Collaboration Agreement in a broader context to include carbon dioxide emissions reduction.

Recent R&D Developments

In 2005, Sonic worked on several sonoprocess applications sufficient to establish proof of concept, including the following:

  Work on contaminated groundwater showed that the Sonic Generator has a beneficial effect on the use of ozone to treat various contaminants. Specifically, the provisional patent application covers the treatment of MTBE, a highly toxic additive in gasoline which is extremely mobile in groundwaters.
  The use of ash from coal fired power generation can result in high quality concrete if the carbon can be effectively removed and the particle size controlled. A process relying on the Sonic Generator results in a water resistant concrete and work is underway to further refine this application. A provisional patent has been filed for the basic Sonoprocess.

Contech

In August 2003, Sonic purchased Contech PCB Containment Technology Inc. (“Contech”). Contech operates a collection and consolidation service for the removal of stored or recently removed electrical components which may contain PCB and other PCB contaminated wastes. It specializes in on-site contracting, the handling, transport and disposal of PCB-contaminated products, mainly electrical ballasts. Contech handles hazardous wastes, including packing, providing of approved storage containers, collection and transportation of the contaminated materials, and associated regulatory matters. Contech is licensed with experienced staff to handle and transport hazardous wastes and has environmental risk insurance, permitted facilities, and a dismantling, separating, cleaning and packaging plant located in Richmond, B.C. Contech has a ten year operating history.

Contech’s operations are located at a site on Mitchell Island in Richmond, British Columbia, which contains consolidation and sorting facilities capable of processing up to 700,000 kilograms of material annually.

C.           Organizational Structure

The following chart sets out Sonic’s corporate structure, including name and jurisdiction of incorporation of each company:

Note: All subsidiaries are wholly-owned.

D.           Property, Plants and Equipment

For a discussion of environmental issues that may affect Sonic’s utilization of fixed assets see “Risk Factors – Risks Related to the Industry” under Item 3D of this Annual Report.

Sonic’s material leased facilities and tangible fixed assets are summarized as follows:

Leased Facilities

Sonic maintains the following leased facilities:

1.

Sonic’s head office is located at Suite 2100-1066 West Hastings Street, Vancouver, British Columbia. These premises serve as Sonic’s corporate head office. Commitments under this lease are discussed in Item 5 of this Annual Report under the heading “Liquidity and Capital Resources”.

2.

In October 2003, Sonic entered into a lease of land for a pilot plant demonstration facility in Richmond, British Columbia. This facility was leased from Hazco Environmental Services Inc. for an initial one year term, with a yearly extension option. The Company has extended the lease for the current year. The rent for the site is $24,000 per year plus an additional $50 per tonne of material handled through the Pilot Plant Facility, calculated monthly. The leased premises are comprised of 2,000 square feet of bare land.

3.

Contech’s contaminated waste handling plant is located in leased premises on Mitchell Island in Richmond, British Columbia. This plant is leased on a one year lease at a rent of $3,000 per month. The lease is renewable on an annual basis.

4.	Sonic Environmental Solutions Corp. leases offices and testing facilities in San Diego. The facility is held through a one year lease until February 2007 at a rent of US$3,172 per month.

Sonic Generators

Sonic currently has three versions of its Sonic Generators: a 5 kW model, a 20 kW model and a 75 kW model, which are differentiated by the amount of material each generator is able to process. These Sonic Generators were originally built in 1989 by Placer Cetec Sonics. The kilowatt rating of a Sonic Generator refers to the electrical power consumption of the Sonic Generator. The current machines generate in the low frequency range from 100 to 500 Hz and range in weight from 1000 pounds to 6.5 tons. These units are based on two designs (horizontal and vertical) on which Sonic currently holds patents. The defining feature of the Sonic Generator is its ability to apply very intense audio frequency “agitation” or “vibration” to chambers mounted on each end of the vibrating bar or to fluid materials in direct contact with the bar.

The core of Sonic’s patented Platform Technology is the electromagnetic drive system. The electromagnetic drive system converts electric power, via sequentially activated magnets, to resonant vibrational energy in a steel bar. Vibrational energy from the bar is transmitted to the attached ‘cells’ through which fluid materials can be pumped and be subjected to very intense audio frequency agitation. The vigorous agitation action can be used to grind particles, effect rapid gas to liquid mass transfer, emulsify fluids, and in some cases enhance rates of chemical reactions. These low frequency Sonic Generators include commercial scale units with sufficient processing capacity for the first operating Sonoprocess plant. Despite their size, the Sonic Generators remain transportable and require no anchoring once on site.

The 20 kW unit and the 75 kW unit are based on the horizontal design and have chambers at each end through which fluid materials are pumped and subjected to very intense agitation. The 5 kW unit is based on a vertical design that has its bar extending into the chamber in order to effect a rapid gas-liquid mass transfer or emulsify the subjected fluid materials. The 75 kW model Sonic Generator is presently being used in Sonic’s full-scale PCB Sonoprocess facility. The 75 kW unit has been operated extensively in field application trials and is operationally proven.

In 2002, Sonic refurbished all of the Sonic Generators. Sonic also has construction plans and other necessary detailed data to construct new generators.

Full-Scale PCB Sonoprocess Plant

The treatment facility is flexible in terms of layout and can be mobilized to site and installed in approximately two weeks. Facilities can also be based at regional receiving centers where our operating partners are able to receive small quantities of contaminated soils.

Sonic developed the PCB Sonoprocess specifically to chemically destroy PCB in a liquid based medium which could include slurries of solvent and soil. The process is based on long-established sodium de-chlorination reactions. Our Sonic Generator makes possible fine sodium dispersions, which is necessary to achieve complete reaction with chlorides and thus effective de-chlorination of the chlorinated molecules, such as PCB. The process is conceptually simple and consists of the following steps:

(i)	the waste stream is slurried in hydrocarbon matrix;

(ii)	free water is removed and the matrix readied for chemical destruction of the PCB;

(iii)	the reagents and matrix are pumped through a sonic reaction chamber;

(iv)	the reagent de-chlorinates the PCB to leave non-toxic benzene molecules; and

(v)	the solvent is then recycled by washing and filtering until disposal as an industrial fuel.

Sonic anticipates that each integrated treatment plant will cost approximately $2,500,000 to construct, including the addition of the Terra-Kleen processing equipment and the Sonic Generator used in the PCB Sonoprocess. Operating costs of the plants will vary according to a number of factors, including the following:

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

Sonic intends to, on a needs basis, construct future treatment facilities to meet market demand in direct operations and/or for joint venture partners. Sonic subcontracts the machining, assembly and overall construction of the Sonoprocess plants and Sonic Generators to qualified sub-contractors.

Sonoprocess Pilot Plant Facility

The Pilot Plant Facility is located in Richmond, British Columbia. The facility incorporates a PCB Sonoprocess pilot plant facility designed to treat approximately 1 ton of PCB contaminated soil per day and undertake treatability studies on a large scale. The facility consists of a 75kW Generator and other infrastructure comparable to the mobile facility, but on a smaller scale. The facility is also used to conduct development work on other sonoprocess applications.

Contech Facility

Contech operates PCB waste collection and consolidation operations. PCB waste is sorted and consolidated at the facility with temporary storage.

Terra-Kleen Facility

The Company has established a demonstration unit in Australia and has a system in North Carolina, which is currently undergoing repairs. When repairs are complete, the system will be transported to Toronto to conduct the soil remediation contract at the site in the Greater Toronto Area. See Item 4B of this Annual Report under

“Sonic’s PCB Remediation Business – Initial Development and Commercialization”. Each facility comprises a number of soil treatment bins and a solvent distribution and recovery system complete with associated distillation equipment for extraction of the PCB and soil moisture, and a drying system for removal of solvent from the soil. The treatment facilities are transportable and can be configured to treat small quantities of soil (1 to 1,000 cubic yards) as well as very large volumes generated at remedial sites. The process operates at ambient temperature for safe treatment of persistent contaminants and uses proprietary blend of non-toxic solvent that quickly biodegrades.

ITEM 4A   UNRESOLVED AND FINANCIAL REVIEW AND PROSPECTS

Not applicable.

ITEM 5      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

Sonic is a development stage company. Sonic is presently undertaking the plan of operations described under Part B of Item 4 - “Business Overview” of this Annual Report. Sonic intends to use its existing cash and working capital to fund this plan of operations.

BASIS OF FINANCIAL PRESENTATION

Sonic’s consolidated financial statements include the accounts of Sonic and its wholly owned subsidiaries, namely:

  SESI Systems Inc. (“SESI”);

  Contech PCB Containment Technology Inc. (“Contech”); and

  Sonic Environmental Solutions Corp. (“SESC”).

SESI

Sonic acquired all of the issued and outstanding shares of SESI on December 12, 2002 by the issuance of 2,997,135 common shares to the shareholders of SESI. This transaction is described in greater detail under Item 4 under the heading “History of the Corporation” of this Annual Report. The purpose of the acquisition was to enable Sonic to acquire the Sonic Generator technology held by SESI. This was a related party transaction, because Adam Sumel, the president and a director of Sonic, was also a principal shareholder of SESI.

The acquisition of SESI has been accounted for under the purchase method of accounting. All inter-company transactions and balances have been eliminated on consolidation. Sonic’s results of operations as presented in its consolidated financial statements include the results of operations of SESI from December 12, 2002, being the date of acquisition. The acquisition has been accounted for as follows, as discussed in the notes to Sonic’s financial statements:

Cash	$(30)

Accounts Payable	$(23,371)

Deferred Development Costs	$178,819

Amount Due to Sonic Environmental Solutions Inc.	$(150,043)

Issuance of Shares as Consideration for Net Assets Acquired	$5,375

Contech

Sonic acquired 100% of the shares of Contech effective August 1, 2003. As consideration for the acquisition of Contech, Sonic agreed to issue 100,000 escrow shares to the vendors and to pay $67,375, of which $25,000 was paid upon closing and the balance was payable in 15 monthly payments of $3,000 per month. This was fully paid at December 31, 2004.

The acquisition of Contech has been accounted for under the purchase method of accounting. All inter-company transactions and balances have been eliminated on consolidation. Sonic’s results of operations as presented in its consolidated financial statements include the results of operations of Contech from August 1, 2003, being the date of acquisition.

A summary of the identifiable assets and liabilities of Contech as at August 1, 2003, being the date of acquisition, are as follows:

Current assets	$79,159

Property, plant and equipment	34,065

Current liabilities	(45,848)

$67,376

This was a related party transaction as a major Contech shareholder was also an officer of Sonic. A value of $1 has been attributed to the shares issued, that being the excess of the net book value of the identifiable assets less the cash consideration paid. Current assets and liabilities, due to their short term nature, were valued according to their end result. Property, plant and equipment were valued according to the going rate for such items as verified by outside quotes.

Sonic Environmental Solutions Corp.

On December 21, 2005, Sonic acquired 100% of the shares of United States based Terra-Kleen Response Group Inc. (“Terra-Kleen”) and then merged it with Sonic Environmental Solutions Corp. (“SESC”).

The acquisition of Terra-Kleen has been accounted for under the purchase method of accounting. All inter-company transactions and balances have been eliminated on consolidation. Sonic’s results of operations as presented in its consolidated financial statements include the results of operations of SESC from December 21, 2005, being the date of acquisition.

A summary of the identifiable assets and liabilities of Terra-Kleen as at December 21, 2005 are as follows:

Current assets	$168,924

Property, plant and equipment	315,660

Current liabilities	(462,489)

Long term liabilities	(865,446)

Due to Shareholder	(571,528)

Due to Sonic Environmental Solutions Inc.	(70,473)

$(1,485,352)

Change of Fiscal Year End

On December 24, 2003, Sonic changed its fiscal year end from January 31 to December 31. This was done to align Sonic’s financial disclosure reporting obligations with the financial disclosure reporting obligations of most other public companies. In making this determination, Sonic reviewed its year-end in relation to other public reporting companies. Sonic determined that the majority of public reporting companies had a fiscal year coinciding with the calendar year and ending on December 31. For this reason, and to avoid the confusion inherent in issuing its annual report for the year ended January 31, Sonic streamlined its reporting by changing its year end to December 31.

Development Stage Company

The Canadian Institute of Chartered Accountants (“CICA”) has released an accounting guideline (AcG-11) wherein the CICA presents its views on the financial disclosure by companies that may be in the “development stage”. Sonic is a development stage issuer. Under the provisions of AcG-11, development stage companies are encouraged, but not required, to provide disclosure in the income statement and in the cash flow statement of cumulative balances from the inception of the development stage to the date of the statements rather than segmenting such information on an annual basis. As well, disclosure is also made of all share capital issuances since inception. Readers are reminded that Sonic is only required under U.S. law to report financial results annually (as a “foreign private issuer”); however, under Canadian law, Sonic must file such information quarterly and this information is available on the internet at www.SEDAR.com.

Continued Operations

Sonic’s consolidated financial statements are prepared on the basis that it will continue operations as a going concern. Given that Sonic has no source of significant revenue this assumption is always subject to the further assumption that there will continue to be investment interest in equity funding to develop Sonic’s technology. Sonic can give no assurance that it will continue to be able to raise sufficient funds and should it be unable to continue to do so, may be unable to realize on the carrying value of the project and the net realizable value could be materially less than Sonic’s liabilities with a potential for total loss to Sonic shareholders.

Revenues

For 2005, Sonic earned revenues of $1,114,439. Of this total $802,396 related to the Juker contract for site remediation and clean up and the remaining $312,043 related to the waste disposal business carried out by its subsidiary, Contech.

Deferred Development Activities

Sonic’s deferred development costs include the following items:

1.	legal and acquisition costs incurred by Sonic in connection with the acquisition of SESI;

2.	costs associated with the construction of the Pilot Plant Facility, including consulting, engineering, construction and commissioning expenses;

3.	amortization of costs associated with Sonic’s patents on its Sonoprocess technology;

4.	costs associated with the refurbishment and maintenance of the Sonic Generators;

5.

direct salary and wage costs related to construction of Sonic’s Sonoprocess plants, refurbishment of its Sonic Generators and other matters that are the subject of Sonic’s deferred development activities; and

6.	the difference between the total consideration paid for Terra-Kleen and net identifiable assets and liabilities acquired.

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

Stock Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

Management Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

RESULTS OF OPERATIONS

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with Sonic’s consolidated financial statements included in Item 17 of this Form 20-F.

Sonic’s results of operations, presented in accordance with Canadian GAAP, are summarized below:

			Eleven
	Year Ended	Year Ended	Months	Year Ended
	December 31,	December 31,	Ended	January 31,
	2005	2004	December 31,	2003
	(audited)	(audited)	2003	(audited)
			(audited)

REVENUE	$1,114,439	$1,093,387	$87,225	$-

OPERATING COSTS	$1,924,634	$780,996	$83,895	$-

EXPENSES

Advertising	$144,552	$127,385	$54,925	$22,631

Automobile	$72,807	$62,371	$27,560	$-

Amortization of
property, plant and equipment	$324,904	$46,322	$12,359	$2,357

Amortization of
deferred development costs	$5,44,91	$-	$-	$-

Bank Charges and	$1,709	$3,452	$828	$33,554
Interest

Consulting Fees	$2,600	$74,382	$115,665	$83,456

			Eleven
	Year Ended	Year Ended	Months	Year Ended
	December 31,	December 31,	Ended	January 31,
	2005	2004	December 31,	2003
	(audited)	(audited)	2003	(audited)
			(audited)

Insurance	$148,278	$118,794	$18,659	$5,163

Legal and	$217,787	$217,644	$112,574	$21,438
Accounting

Office, Postage and	$127,707	$135,252	$37,549	$20,796
Printing

Rent	$166,625	$69,412	$42,401	$22,266

Research and	$38,475	$36,863	$-	$-
Development

Salaries and Wages	$1,176,411	$653,663	$263,095	$37,248

Salaries and Wages
– Stock Compensation	$915,838	$760,524	$258,663	$6,468

Shareholder
Relations	$52,731	$23,718	$47,630	$6,317

Shareholder
Relations – Stock	$41,190	$100,491	$71,713	$-
Compensation

Telephone and
Utilities	$77,990	$50,546	$24,890	$12,586

Trade Shows	$53,037	$60,452	$-	$3,399

Transfer Agent,	$22,664	$20,267	$17,108	$11,245
Regulatory Fees

Travel and	$399,871	$150,044	$121,651	$5,935
Promotion

TOTAL	$4,039,667	$2,711,582	$1,227,270	$294,859

EXPENSES

Interest Income	$40,534	$142,589	$45,435	$5,714

Provision for
income tax	$(135)	$-	$-	$-

Write down of
property, plant and equipment	$(1,306,772)	$-	$-	$-

Foreign exchange gain

LOSS FOR THE	$(6,106,741)	$(2,256,602)	$(1,178,505)	$(289,145)
PERIOD

Revenue

The Company’s PCB collection and destruction revenues include revenues that are attributable to the operations of Contech as well as the site clean up costs for the Juker contract. Contech’s core business is to collect transformers, ballasts and capacitors contaminated with PCB. The Company’s site preparation revenue is attributable to the operations of both Contech and the Company.

Revenues from PCB collection and destruction in 2005 were $312,043. Revenues from site remediation in 2005 were $802,396 and are attributable to the Company’s first commercial contract with Juker. This compares with PCB collection and destruction revenue in 2004 of $705,821, with $448,631 attributable to the Juker contract.

PCB collection and destruction revenue was minimal in 2003. These results reflect only the ownership of Contech from August 1, 2003 to December 31, 2003. There were no PCB collection and destruction revenue in 2002.

Operating Costs

The increase in operating costs in 2005 compared to 2004 is attributable to the implementation of the Company’s plan of operation to achieve commercialization and deployment of the PCB Sonoprocess technology. Operating costs are mainly subcontracting costs for site cleanup and preparation on the Juker site as well as PCB destruction for the Contech sales.

Total Expenses

The Company’s total expenses have increased in each fiscal period due to the Company implementing its plan of operation to achieve commercialization and deployment of its PCB Sonoprocess technology. These expenses have increased substantially since the acquisition of SESI on December 12, 2002. Total expenses continued to increase in 2004 as the Company completed the construction of its Pilot Plant Facility in the first quarter of 2004 and proceeded with demonstration and testing activities at its Pilot Plant Facility in the second quarter as part of the Company’s plan to obtain regulatory approval for its technology for PCB soil remediation in British Columbia. The Company proceeded with engineering, procurement and construction of a full-scale PCB Sonoprocess plant during the third and fourth quarters of 2004 and first half of 2005.

Activities in 2003 included refurbishment of the Sonic Generators acquired in the SESI acquisition and the engineering, procurement and commencement of construction of the Company’s Pilot Plant Facility.

The Company anticipates that expenses related to research, regulatory approval, and implementing new applications will continue to increase during 2006 as it continues commercialization and deployment of its Sonoprocess technology.

The components of the Company’s operating expenses are disclosed below. References to 2005 and 2004 are for the year ended December 31, 2005 and 2004 and references to 2003 are for the eleven months ended December 31, 2003. References to 2002 are for the year ended January 31, 2003.

Advertising

Advertising expenses include the production of marketing materials for presentations and the preparation of business plans and packages for investors. Sonic has directed its advertising expenses towards the investment community as part of its on-going liaison to maintain access to capital as and when required, and also to increase its profile in key market sectors.

Advertising expenses increased in 2005 over 2004 with increased emphasis placed on marketing to prospective clients. Towards the end of the year, Sonic entered into an agreement with Renmark Financial Communications Inc. to assist the Company with a comprehensive investor relations program. The payment terms of this agreement are $5,000 per month subject to a 6-month trial agreement.

Sonic has expanded its marketing efforts with the objective of increasing public awareness of Sonic and its technology. Sonic’s objectives are to increase the brand recognition of the Sonic name as well as to educate potential customers about the environmental solutions that Sonic has to offer.

Automobile

Sonic’s automobile expenses include expenses associated with vehicles leased by the Company and related automobile expenses.

Sonic has entered into five vehicle leases. Automobile expenses include costs for lease payments, insurance and maintenance. Costs increased in 2005 compared to the 2004 as the Company entered into an additional vehicle lease during 2004.

Amortization

Sonic’s amortization expenses are attributable to amortization of its computer equipment, furniture and office equipment, leasehold improvements, vehicles, machinery and equipment and deferred development costs.

The Company moved its location during 2004 and hired additional personnel, which results in the amortization of additional furniture and computer workstations. During the year, Sonic began amortization of the deferred development costs and the PCB Sonoprocess Facility.

Consulting Fees

Sonic’s consulting fees include consulting fees paid to outside parties for various services, including project management and regulatory approval services. Fees for 2004 include costs for obtaining permits and reviewing other applications of Sonic’s technology.

Insurance

Sonic’s insurance costs include general office insurance, equipment insurance, environmental liability insurance and director and officer liability insurance.

The increase of costs reflects that Sonic now has additional office furniture and equipment and additional plant and equipment associated with its Demonstration and Commercial Facilities.

Legal and Accounting Costs

Legal and accounting costs include legal and accounting professional fees incurred in connection with Sonic’s status as a publicly traded company. Legal fees attributable to regulatory approval services are also included.

Sonic’s legal and accounting costs have generally increased due to its increased corporate acquisition, financing activity as well as of the complexity of Sonic’s financial statements resulting from the consolidation of subsidiaries and U.S. GAAP reconciliation. Sonic anticipates that its legal and accounting costs will remain at this level as Sonic is now a reporting issuer under the Securities Exchange Act of 1934 and is required to prepare its financial statements with U.S. GAAP reconciliation on an ongoing basis.

Office, Postage and Printing

Sonic’s office, postage and printing costs generally include office, postage and printing costs associated with Sonic’s leased premises, training seminars and recruiting. The office costs include general office supplies, computer maintenance and supplies, stationery and printing.

Rent

Sonic’s rent includes rent payable in connection with its head office in Vancouver, British Columbia and Contech’s facility in Richmond, British Columbia.

Rent continued to increase in 2005 over 2004 with Sonic moving into new premises with lease payments effective January 1, 2005. Sonic received a tenant improvement allowance at the new premises. This allowance has been set up as a liability, long-term with the current portion shown separate, to be amortized as a reduction to the rent expense over the five-year life of the lease.

Salaries and Wages

Sonic’s salary and wage expenses include salaries, wages and benefits payable to the employees of Sonic and its operating subsidiary Contech. Stock compensation expense associated with salaries and wages is attributable to stock options granted to both employees and non-employees using the fair value method.

The increase in salaries and wages over 2004 is attributable to the additional employees hired by the Company in 2005. Sonic recognizes a stock compensation expense in respect to directors, officers and employees as a result of options granted as part of an incentive program.

Shareholder Relations

Shareholder relation expenses include costs of communications with Sonic’s shareholders.

Sonic’s shareholder relations expenses include the annual report and subsequent annual general meeting. Sonic recognizes a stock compensation expense in respect to shareholders relations activities as a result of options granted in respect of shareholders relation and advertising activities.

Research and Development

Sonic’s research and development expenses include rent at Sonic’s research facility at the BC Research Complex, University of British Columbia, Vancouver, British Columbia and the demonstration facility in Richmond, British Columbia. R&D expenses also include the associated supplies at these facilities and development of future projects. R&D activities relate to proof of concept of new Sonoprocess applications and treatability studies for the PCB Sonoprocess.

Telephone and Utilities

Sonic’s telephone and utility expenses include telephone and utility expenses associated with Sonic’s office premises and telecommunication costs for cellular phones and Blackberry devices used by Sonic’s personnel.

Sonic’s telephone and utility expenses have increased in each period consistent with the expansion of Sonic’s operations.

Trade Shows

Sonic’s trade show expenses include expenses associated with trade shows attended by Sonic for the purpose of increasing public awareness of its Sonoprocess technology.

Transfer Agent, Regulatory Fees

Sonic’s transfer agent and regulatory fees include fees payable to Sonic’s transfer agent and fees payable to securities regulatory authorities as a result of Sonic being a public company in Canada.

Travel and Promotion

Travel and promotion expenses include business travel and travel related to Sonic’s pursuit of financing for its business and marketing of its Sonoprocess technology.

The increase in travel and promotion is due to the increase in the number of Sonic’s executives. These expenses included both domestic and international travel for the review of potential business opportunities and investor relations.

Interest Income

Sonic’s interest income is attributable to interest earned on Sonic’s liquid investments, including cash and cash equivalents.

The decrease in interest income is attributable to lower cash balances than for the comparable period in 2004 and the additional interest expense associated with increased debts from the acquisition of Terra-Kleen. The proceeds of previous private placement financings are presently held in cash pending expenditure of these amounts by Sonic on the construction of its Sonoprocess plants and the implementation of its plan of operations.

Net Loss

Sonic’s net loss has increased in each period as Sonic’s expenses have increased in each period. The increase in costs is directly related to the Company proceeding to commercialization and deployment of its technology. In addition Sonic wrote down Plant Two by $1,306,772 which also attributed to the increase in the loss during the current year.

B.           Liquidity and Capital Resources

Working Capital

Sonic had a working capital balance of $1,216,933 at December 31, 2005 compared with $5,783,586 at December 31, 2004, $7,181,558 at December 31, 2003 and $1,429,182 at January 31, 2003. Sonic’s current working capital balance is not sufficient to meet the Company’s future requirements. Sonic intends to finance further working capital needs as and when required.

During 2005, the Company completed all the basic safety and functionality commissioning on its full-scale Sonoprocess facility located on its first commercial contract site. The capital cost of the plant was approximately $3.5M. This was greater than originally estimated. This facility required significant engineering to compensate for commercial production throughput in relation to engineering at the demonstration plant level. Costs for engineering of future plants are anticipated to be lower. Global demand for equipment and materials, particularly steel and the local demand for specialized sub-trades added to the overall increase of this PCB Sonoprocess plant. The timing of the construction of future plants is dependent on the Company signing additional contracts. Sonic anticipates that it will spend approximately $3.3 million for general administration over the next twelve months in pursuing its plan of operations. Included in this amount are the costs of pursuing regulatory approval in other jurisdictions and administrative and overhead expenses.

Cash and Cash Equivalents

Sonic had cash of $1,952,988 at December 31, 2005 compared to cash of $5,861,773 at December 31, 2004, $7,179,652 at December 31, 2003 and $1,568,290 at January 31, 2003. The liquid portion of the working capital consists of cash and cash equivalents with maturity dates of less than six months that are readily convertible into known amounts of cash. The management of these securities is conducted in-house based on investment guidelines approved by the board of directors, which generally specify that investments be made in conservative money market instruments that bear and carry on a low degree of risk. Some examples of instruments approved by Sonic are treasury bills, money market funds, bank guaranteed investment certificates and bankers’ acceptance notes. The objective of these investments is to preserve funds for commercialization of Sonic’s technology.

Cash Used in Operating Activities

Cash used in Sonic’s operating activities continues to increase as Sonic expands its operations to a fully commercialized operating company. Cash used in Sonic’s operating activities increased to $3,368,311 for the year ended December 31, 2005, compared to $1,632,463 for the year ended December 31, 2004, $979,211 for the eleven months ended December 31, 2003. Cash used in operating activities increased to $979,211 for the eleven months from $292,318 for the year ended January 31, 2003.

Cash Used in Investing Activities

During the year ended December 31, 2005, Sonic used $3,115,772 of cash in investing activities compared to $2,026,687 in 2004. Cash used in investing activities included $1,651,383 for the acquisition of Terra-Kleen, $2,830,674 for property, plant and equipment, $165,708 of additional deferred development costs, and $51.835 of patent maintenance costs.

Sonic used $2,026,687 of cash in investing activities during the year ended December 31, 2004. Cash used in investing activities included the acquisition of $1,508,583 of property, plant and equipment. The assets acquired included $88,871 for computers and software, $122,944 for office furniture and equipment, $30,155 for office leasehold improvements, $105,123 for machinery and equipment, $155,483 towards construction of the Pilot Plant Facility and $1,419,046 towards the construction of its Commercial PCB Sonoprocess Plant. Included in this amount is ($10,733) of amortization for the Pilot Plant Facility. Cash used in investing activities also included $450,661 of deferred development costs. These costs included $104,999 for salaries. Costs directly attributable to the construction of the Pilot Plant Facility include $52,526 for construction, $145,760 for consulting, $29,802 for engineering, $10,733 for amortization, $26,606 for rent, $3,860 for generator and $26,230 for commissioning. Sonic capitalized $9,258 of patent maintenance costs and $1,872 of patent amortization costs. Sonic incurred patent application costs of $67,443.

Sonic used $419,826 of cash in investing activities during the eleven months ended December 31, 2003. During this period, Sonic acquired $34,000 worth of computers, office furniture and equipment on the purchase of Contech. In addition, Sonic acquired $167,023 of property, plant and equipment which included $32,185 for a computer system, $24,724 for upgrading the 75kW generator, $83,391 towards construction of its Pilot Plant Facility, $9,800 for a portable structure for the Pilot Plant Facility and the remaining $16,923 for office furniture, equipment and office leasehold improvements. Deferred development costs during this period totalled $182,887. These costs included $72,999 for salaries. Costs directly attributable to the construction of the Pilot Plant Facility include $51,371 for construction, $16,000 for consulting, $28,485 for engineering and $21,278 for upgrading the 75kW generator. Sonic also capitalized $23,564 of patent maintenance costs and $12,485 of patent amortization costs. Sonic incurred patent application costs of $7,469.

Cash Generated by Financing Activities

For the year ended December 31, 2005, Sonic generated $2,575,298 from financing activities. This consisted of the issuance of shares and the issuance of convertible debentures for cash.

During the year, Sonic issued 1,100,000 units for cash proceeds of $2,200,000, less issuance costs of $139,399 pursuant to a private placement. Each unit consisted of one common share and one-half of one share purchase warrant. Each full warrant is exercisable for a period of two years at a price of $2.75 per share purchase warrant. As part of the private placement, the Company paid a finder’s fee equal to 5% of the gross proceeds raised and issued to the finders’ 55,000 warrants to acquire common shares of the Company.

During the year, Sonic issued 1,000 units of convertible debentures for cash proceeds of $1,000,000. The debentures have a 24 month term and bear interest at a rate of 12% per annum paid quarterly in arrears. Debenture holders are entitled to convert their debentures into common shares of the Company at a price of $2.00 per share during the first 12 months and at a price $2.20 per share thereafter. Additionally, the debentures contain a mandatory conversion feature whereby the debentures will be automatically converted into common shares if Sonic’s closing share price on the TSX Venture Exchange averages $3.00 or more over 20 consecutive trading days in the first 12 months or $3.30 thereafter. The debentures are held by related parties.

Other financing activities included the exercising of previously outstanding warrants and options. 376,660 warrants were exercised for cash proceeds of $738,738. 520,500 options were exercised for cash proceeds of $312,750.

During the year, the Company granted 375,000 stock options exercisable at varying prices dependant on the close at the time of issue and with an expiry dates ranging from August 9, 2007 to June 21, 2010.

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

The purpose of the financing was to fund construction of Sonic’s PCB remediation facilities, general working capital and corporate development purposes. Construction of the Company’s full-scale Sonoprocess facility had been preliminarily budgeted at approximately $1,700,000. There are no restrictions on the use of proceeds from the financing.

During the eleven months ended December 31, 2003, there were 510,000 warrants exercised for total consideration of $415,000 and 13,333 stock options were exercised for total consideration of $6,667.

Requirement of Additional Equity Financing

Sonic has relied on financings through the issue of its securities for all funds raised to date for its operations. Sonic is presently working on commercializing its patented low frequency Sonic Generator technology and related applications, with initial emphasis on commercializing its technology to remediate contaminated soils.

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

At December 31, 2005, Sonic had 2,382,000 stock options and 1,105,000 share purchase warrants outstanding. The outstanding stock options have a weighted average exercise price of $1.89 per share. The outstanding warrants have a weighted average exercise price of $2.41 per share. Accordingly, as at December 31, 2005, the outstanding options and warrants represented a total of 3,487,000 shares issuable for a maximum of $7,156,700 if these options and warrants were exercised in full. The exercise of these options and warrants is completely at the discretion of the holders. There is no assurance that any of these options or warrants will be exercised.

Sonic has signed vehicle and photocopier operating lease agreements. The leases expire between December 2006 and January 2008. The Company has entered into a lease for its offices commencing on January 1, 2005 for a term of sixty months. The future lease obligations are as follows:

Amount

2006	$152,222

2007	$128,082

2008	$121,096

2009	$120,684

Certain management employment contracts have been entered into. On a go-forward basis the employment obligations are as follows:

Amount

2006	$560,400

2007	$185,400

2008	$140,400

No other material commitments have been made to date.

C.           Research Expenditures

Research expenditures have been focussed on the development of the first Sonoprocess application for destruction of PCB in soils and liquids. This culminated in the construction of the Pilot Plant Facility as a pilot plant. Sonic also operates a small R&D facility at the B.C. Research Complex at the University of British Columbia. Ongoing improvements to the basic process and the use of alternative materials will continue in 2006. These expenses have been accounted for as part of the operations cost, but will be broken out separately for tax purposes.

Sonic will also continue to explore further applications of the Platform Technology for the use of low frequency sonic energy on an industrial scale in a number of possible Sonoprocess applications. In 2006, this will focus largely on applications in the oil industry. Sonic also expects to file further Sonoprocess patents which will involve further research and development costs.

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

F.           Tabular Disclosure of Contractual Obligations

The following table outlines the current contractual obligations of Sonic as at December 31, 2005:

	Payment due by period
Type of Contractual Obligation	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Long-Term Debt Obligations	$1,000,000	-	$1,000,000		-
Capital (Finance) Lease Obligations	-	-	-		-
Operating Lease Obligations	$522,084	$152,222	$249,178	$120,684	$NIL
Purchase Obligations	-	-	-		-
Employment contracts	$886,200	$560,400	$325,800	$NIL	$NIL
Acquisition of Subsidiary (1)	$584,750	$584,750
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Total	$2,993,034	$1,297,372	$1,574,978	$120,684	$NIL

(1)           On June 21, 2006, US$500,000 will be paid through the issuance of the Company common shares at a price equal to the 20-day average closing price of such shares preceding their issue date. This has been set up as a liability on the balance sheet.

G.           Safe Harbour

The safe harbour provided in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 shall apply to Sonic’s statements pursuant to Items 5E and F of this Form 20-F.

ITEM 6      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Set forth below are the names, position and place of residence of each director and senior officer of Sonic, along with the period of time during which each director and senior officer has held a position with the Company, and the number of shares beneficially owned or controlled by each director and senior officer as of June 1, 2006.

Shares Beneficially
Name, Position and Place of Residence	Period of Time With Sonic	Owned or Controlled (1)

Adam R. Sumel	Since February 4, 2000	848,900 (2)
President, Director and Chief Executive Officer
British Columbia

David Coe	Since June 8, 2004	Nil
Chairman of the Board of Directors
British Columbia

Douglas B. Forster	Director since February 4, 2000	1,277,178 (3)
Director
British Columbia

Richard Ilich	Director and Secretary since	645,455
Director	February 4, 2000
British Columbia

Roderick O. McElroy	Director since	7,500
Director and Chief Technology Officer	January 23, 2003; Vice-
British Columbia	President since October 1, 2003

Edward Farrauto	CFO since January 23, 2003	110,000 (4)
Chief Financial Officer and Secretary
British Columbia

James Hill	Executive Vice-President since	80,000
Executive Vice-President	December 2, 2003
British Columbia

Alan Cash	President of US operations	234,680
President of USA Operations and Director	since December 21, 2005
Nominee (5)
California

Paul Austin	Vice-President since September	Nil
Vice President Marketing	6, 2004
British Columbia

(1)	The number of shares beneficially owned is based on information furnished by the directors and members of senior management.

(2)

13,000 of these shares are held in the name of Carlisle Holdings Ltd, a company controlled by Mr. Sumel, and 138,500 of these shares are held in the Sumel Family Trust. Mr. Sumel’s shareholdings amount to approximately 3.7% of the issued and outstanding share capital of the Company.

(3)	Mr. Forster holds 300,000 of these shares in Quarry Capital Corporation, a company controlled by Mr. Forster and 296,723 of these shares are in an RRSP.

(4)	Mr. Farrauto’s shareholdings amount to approximately 0.5% of the issued and outstanding share capital of the Company.

(5)	Sonic has agreed to nominate Mr. Cash as a director pursuant to the Agreement to sell Terra-Kleen to Sonic.

All directors have a term of office expiring at the next annual general meeting of Sonic. All officers have a term of office lasting until their removal or replacement by the board of directors. Management holds approximately 3,203,713 shares representing approximately 14% of the 22,656,573 shares outstanding on June 1, 2006.

Principal Occupation of Current Management of Sonic

ADAM R. SUMEL - President, Chief Executive Officer and Director

Mr. Sumel serves as Sonic’s Chief Executive Officer. Mr. Sumel has been a director of Sonic and its President and Chief Executive Officer since February 4, 2000. He has 21 years experience in the sales, service and financing areas with a number of businesses. Prior to his involvement with Sonic, Mr. Sumel was a founding partner in Canwest Leasing Inc., an independent vehicle sales and leasing company, and continued as one of two operating partners until founding Sonic in 2000.

DAVID COE – Chairman of the Board of Directors

Mr. Coe was appointed to the board of directors of Sonic and as chairman of the board of directors of Sonic on June 8, 2004. Mr. Coe was Chief Executive Officer of Dairyland for sixteen years from 1986 to 2001. From 1981 until he became CEO, Mr. Coe was Operations Manager and then Chief Operating Officer. Mr. Coe helped grow the business from a regional organization with two plants, to a national company with plants from coast to coast selling its own national brands. During Mr. Coe’s tenure, sales at Dairyland grew from $180 Million to $1.7 Billion with the organization employing over 3,400 people.

Mr. Coe started his business and management career at Warner Lambert who manufactured and marketed pharmaceuticals, cosmetics and confectionary. He worked on all three divisions and on numerous assignments in the United States, Central America, and the Caribbean, in addition to his full-time position as production manager in Canada. In the ensuing interval between Warner Lambert and Dairyland, he worked with various companies in the plastics, beverage and dairy industries. Throughout his career, Mr. Coe has served with a number of industry organizations and government committees. He served an unprecedented two terms as the Chairman of Canada’s National Dairy Council.

In 1998 Mr. Coe was listed by the Financial Post as one of the top 200 CEO’s in Canada and one of the top 20 executives in British Columbia. He has also served on a number of industry and company boards, club and museum boards, as well as board member and President of the Terminal City Club in Vancouver.

DOUGLAS B. FORSTER, B.Sc., M.Sc., P.Geo - Director

Mr. Forster is President and the principal of Quarry Capital Corporation (1994 to present), a Vancouver based company involved in venture capital and small cap equity financing in the industrial, technology and resource sectors. For the past 16 years, Mr. Forster has been involved in the founding, managing and financing of eight different public companies or reporting issuers listed on the TSX Venture Exchange, the Toronto Stock Exchange and NASDAQ. Mr. Forster has been associated with the mineral exploration and mine development industry for the past 23 years. He held a variety of management and geological positions with both junior and senior mineral exploration companies from 1978 until 1994. He is currently a Director of TLC Ventures Corp., a company listed on the TSX Venture Exchange. Mr. Forster is also a registered member of the Association of Professional Engineers and Geoscientists of B.C.

Mr. Forster holds a Bachelor of Science degree (Geology - 1981), and a Master of Science degree (Economic Geology - 1984) from the University of British Columbia.

RICHARD ILICH - Director

Mr. Ilich is President of the Townline Group of Companies of Richmond, B.C. which, for the past 18 years, has been actively involved in all facets of residential and commercial land development construction, financing and marketing in Greater Vancouver. Mr. Ilich is a member of the Canadian Home Builder Association, The B.C. Home Builders Association, The Greater Vancouver Home Builders Association and The Urban Development Institute. For the past 5 years, Mr. Ilich has been a member of the City of Richmond Design Panel.

RODERICK O. McELROY, B.Sc., M.Sc., Ph.D. - Chief Technology Officer and Director

Dr. McElroy is a process technology specialist with over 30 years of experience ranging from laboratory and pilot-scale testwork (B.C. Research Inc., 1970 - 1988) through to industrial scale feasibility assessment, design and plant operations (Fluor Daniel Wright Ltd., 1988 - 2002). He provides important services to the Company in key technology areas including testing, design and review for successful commercialization of the Company’s technology, scheduling and expediting project execution (engineering, procurement, construction, commissioning and starting), critical evaluation of technology opportunities and estimated project/process costs, and the sourcing of cost-effective engineering and other technical services.

Dr. McElroy received his B.Sc. (Chemistry, Honours) from the University of Alberta in 1965, M.Sc. (Materials Science) from McMaster University in 1967, and his Ph.D. (Hydrometallurgy) from the University of British Columbia in 1972.

EDWARD FARRAUTO, C.G.A. - Chief Financial Officer

Mr Farrauto is a Certified General Accountant and has over 17 years of experience as a senior financial officer in private and public companies. His experience encompasses financial and regulatory compliance. Mr. Farrauto has been directly responsible for overseeing private placement financings, prospectus filings, reverse takeovers, and merger and acquisition transactions.

JAMES HILL, B.Sc., P.Eng., M.B.A., Ph.D. – Executive Vice-President

Dr. Hill has over 20 years experience in technology commercialization. He was formerly President and Chief Operating Officer of B.C. Research Inc., and was instrumental in helping Sonic recognize the technical and commercial significance of its technology. Following the privatization of B.C. Research Inc. in 1993, Dr. Hill helped transform it into a vibrant contract research and technology incubator. Dr. Hill was previously Vice President of Engineering and Product Development for Innovac, including all manufacturing and applications support for international customers in the environment, fisheries and food industries. Dr. Hill has helped create several technology companies and has been responsible for the successful financing and operation of these companies during the start-up phase. Dr. Hill has experience in business development and operations in the energy, technology, manufacturing and information sectors.

Dr. Hill is a P. Eng. in B.C. He received a B.Sc. Mechanical Engineering (First Class Honours) from the University of Durham, England, and a Ph.D. in the Aerodynamics of Turbomachinery from the University of Newcastle Upon Tyne, England in 1971. In 1989, Dr. Hill received an M.B.A. from Simon Fraser University where he specialized in strategic management and public policy.

ALAN B. CASH, B.Sc., M. Sc. - President, Sonic Environmental Solutions Corp. (USA Operations)

Mr. Cash has over 15 years experience in PCB soil treatment, specifically with solvent extraction technology. He holds numerous patents in the field and has been on advisory councils for PCB treatment with the EPA. Mr. Cash has successfully implemented solvent extraction technology into the commercial market, winning his firm awards from the Environmental Business Journal, Zweig White Hot Firm, Deloitte & Touche Technology Fast 50, Ernst & Young Entrepreneur of the Year, and the INC. 500. Mr. Cash received undergraduate degrees in Geology and Physics from the University of Maine, and a M.Sc. in Physics from the University of Oklahoma.

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

Technical Advisory Board

Sonic has assembled a Technical Advisory Board (the “TAB”) to assist in the further development and commercialization of its Platform Technology. The TAB consists of professional chemists, physicists, engineers, metallurgists and academics with extensive knowledge, hands-on commercial and industrial experience and personal contacts in a number of areas, and Sonic consults with the TAB from time to time.

Both during TAB meetings and through regular correspondence with management, members contribute to the success of Sonic by offering their respective expertise to matters relating to the development and commercialization of the Platform Technology and its applications. All the TAB members have been compensated by way of a stock option plan and fees for services rendered. The TAB members are as follows:

Professor. Timothy J. Mason, Ph.D., D.Sc.

Professor Mason is among the most published and most quoted experts on the subject of sonochemistry worldwide. As director of the Sonochemistry Centre at Coventry University, his interests are in a range of applications of power ultrasound technologies including environmental protection, materials processing, food processing, electrochemistry and therapeutic ultrasound. He has published some 200 papers and 15 books on sonochemistry. He was the first president of the European Society of Sonochemistry, is chairman of the UK Sonochemistry Group and is currently Senior Editor of the journal “Ultrasonics Sonochemistry” and the Advances in Sonochemistry series. He serves on several scientific boards including World Congress on Ultrasonics, Ultrasonics International and the Society for Therapeutic Ultrasound.

Prof. Mason graduated with a Ph.D. in Physical Organic Chemistry from Southampton University, UK (1970). He was a NATO Fellow at Amherst College, Mass., USA (1970 - 72), Research Fellow, York University, UK (1972 - 73), and Temporary Lecturer in Organic Chemistry, Bradford University, UK (1973 - 74). He joined Coventry Polytechnic (now University) in 1975, and was appointed as Professor of Chemistry in 1991, a post he still holds. In 1996, Prof. Mason was awarded a D.Sc. (the highest UK research degree awarded for major contributions to science by a senior scientist) from Southampton University, UK, and an Honorary Professorship at Chongquin Medical University, Peoples Republic of China.

Donald Nyberg, B.A.Sc., M.A.Sc., Ph.D., P. Eng.

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

Dr. Nyberg graduated from the University of British Columbia with a B.A.Sc. (Engineering Physics, 1957) and an M.A. Sc. (Solid State Physics, 1960). He graduated with a Ph.D. in Solid State Physics in 1967 from Simon Fraser University.

Jim McKinley, B.Sc., Ph.D.

Dr. McKinley is Director of the Process and Analysis Division at B.C. Research Inc., managing both the business and technical aspects of the division. He has extensive experience in sales & marketing, client liaison, proposal submissions, budget preparation, project management and report writing. At B.C. Research Inc., he is currently working closely with several private sector companies in the laboratory and pilot scale development, optimization and commercialization of industrial chemistry and biological processes.

Prior to joining B.C. Research Inc. in 1986, Dr. McKinley spent 7 years with Environment Canada (Head, Organic Analytical Section, Water Quality Branch) and 7 years with the B.C. Ministry of the Environment (Senior Co-Coordinator, Organic Chemistry Section Environmental Laboratory). Dr. McKinley received his Ph.D. in Chemistry from the University of British Columbia.

Paul Tinari, M.Ed., Ph.D., P. Eng.

Dr. Tinari has an extensive and diverse academic background. He spent 7 years at Queen’s University, Kingston, Ontario, receiving a B.Sc. in Engineering Physics in 1981, followed by an M.Ed. in Physics, Mathematics and Computer Science in 1982 and finally an M.Sc. in Mechanical Engineering in Fluid Dynamics, Thermodynamics, Thermo fluids & Heat Transfer in 1984. Dr. Tinari also studied at the von Karman Institute for Fluid Dynamics at Rhode-St-Genese in Belgium where he obtained a Diploma in 1986, followed by a Ph.D., both in Environmental and Applied Fluid Dynamics in 1989. In 1990 Dr. Tinari received a M.Sc. Education, from the University of Toronto, Ontario Institute for Studies in Education.

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

Mr. Hunt received a Diploma of Technology (Honours) in Pollution Treatment from the British Columbia Institute of Technology.

B.           Compensation

During Sonic’s financial year ended December 31, 2005 the aggregate direct remuneration paid or payable to Sonic’s directors and senior officers by Sonic was CAD$916,333.

In this section “Named Executive Officer” means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds CAD$150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

Adam R. Sumel, President and Chief Executive Officer, Edward Farrauto, Secretary and Chief Financial Officer, are each a “Named Executive Officer” of the Company for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

Summary Compensation Table

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Adam R. Sumel President and Chief Executive Officer	2005 2004 2003	144,000(1) 126,000 78,000	22,500 Nil Nil	Nil Nil Nil	Nil 200,000 150,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Edward Farrauto Secretary and Chief Financial Officer	2005 2004 2003	60,000 60,000 31,500	Nil Nil Nil	Nil Nil Nil	Nil 50,000 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	Mr. Sumel’s salary was increased to CAD$180,000 effective January 1, 2006.

OPTIONS

Sonic has a stock option plan in place dated for reference November 30, 2002, which was most recently amended in June 2005 to increase the number of shares available for issuance under the plan. The stock option plan was established to provide incentive to qualified parties to increase their proprietary interest in Sonic and thereby encourage their continuing association with Sonic. It is administered by the board of directors and provides that options will be issued pursuant to option agreements to directors, officers, employees or consultants of Sonic or its subsidiaries (see “Stock Option Plan” below). All options expire on a date not later than five years after the issuance of such options.

No share options were granted to the Named Executive Officers during the financial year ended December 31, 2005.

Employment Agreements

Mr. Adam Sumel entered into an Executive Employment Agreement (the “Executive Agreement”) on July 1, 2004 with the Company for a term of two years, with a third year extension by mutual agreement, subject to termination provisions as set out in the Executive Agreement. The Executive Agreement provides for an annual base salary of $15,000 per month, to be reviewed annually by the board. Mr. Sumel is also entitled to an annual bonus, subject to achieving milestones as determined at the discretion of the Compensation and Nomination Committee and Mr. Sumel. The bonus paid was $22,500 for achieving commercial deployment of one of the Company’s sonoprocessing plants on a client’s site. If the Company terminates Mr. Sumel’s employment following a change or control, Mr. Sumel will be entitled to a termination payment equal to: (i) 30 months salary if it occurs within the longer of 90 days following the change of control or 30 days following the next annual meeting; or (ii) 15 months if it occurs thereafter.

Mr. Edward Farrauto, Chief Financial officer, entered into a one-year consulting agreement with the Company in the name of his corporate nominee, Sail View Capital Ltd., effective December 15, 2002, which has been extended on a yearly basis. This contract currently pays a monthly consideration of $5,000 plus GST for his services as Chief Financial Officer.

These contracts contain appropriate confidentiality and non-disclosure provisions regarding the Company’s technology.

Compensation of Directors

David Coe, the Company’s Chairman, receives an honorarium of $4,166 per month for acting in his capacity as Chairman of the Company. There are no other arrangements under which directors were compensated by the Company and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants.

All directors are eligible to receive stock options and have, in the past, been granted stock options. In the financial year ended December 31, 2005 no options to purchase common shares were issued to directors.

C.           Board Practices

All directors were re-elected at Sonic’s annual general meeting on June 1, 2005 and have a term of office expiring at the next annual general meeting of Sonic scheduled for June 22, 2006. All officers have a term of office lasting until their removal or replacement by the board of directors.

None of the service contracts of any of Sonic’s directors contain provisions for benefits upon termination of such director’s employment.

David Coe, Richard Ilich and Doug Forster are members of Sonic’s audit, corporate governance, and compensation and nomination committees. The audit committee is elected annually by the directors of Sonic at the first meeting of the board held after Sonic’s annual general meeting. The audit committee is responsible for overseeing the Company’s financial reporting procedures, systems and disclosure, including monitoring the performance of the Company’s external auditors and reviewing the Company’s financial statements.

D.           Employees

At December 31, 2005, Sonic had twenty, (2004 – twelve) (2003 – five) direct full-time employees and two (2004 - two), (2003 - one) independent contractor (also an officer). In December 2005, Sonic established operations in San Diego, and two employees currently operate in that office.

E.           Share Ownership

The shareholdings of the Named Executive Officers as well as the rest of the directors and officers of Sonic as at December 31, 2005 are disclosed under Item 6A. A detailed breakdown of the options held by the Named Executive Officers are as follows:

Name of Optionee	Options Granted	Exercise Price (CAD $)	Expiry Date	Outstanding Options at June 1, 2006

Adam Sumel	50,000	$1.10	February 3, 2008	50,000
	100,000	$1.70	September 22, 2008	100,000
	200,000	$2.95	July 16, 2009	200,000
Total	350,000			350,000

Edward Farrauto	50,000	0.50	December 12, 2007	50,000
	50,000	0.50	January 16, 2009	50,000
Total	100,000			100,000

Each option may be exercised for one common share of Sonic at the exercise price.

Stock Option Plan

In order to provide an incentive to directors, officers, employees, management and others who provide services to Sonic, the Company has adopted a Share Option Plan (the “Plan”). The Plan was originally approved by shareholders at Sonic’s annual general meeting held on November 30, 2002 and a resolution increasing the number of shares available for issuance under the Plan was most recently approved by shareholders on June 1, 2005 (the “Plan”). A further resolution to increase the number of shares available for issuance to 4,530,000 is proposed for the annual meeting on June 22, 2006.

Options may be granted only to an individual or to a company that is wholly-owned by individuals eligible for an option grant. If the option is granted to a company, the company must provide the TSXV with an undertaking that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the incentive stock option remains in effect without the consent of the TSXV.

Under the Plan and as at December 31, 2005, a total of 3,594,000 shares of Sonic were reserved for share incentive options to be granted at the discretion of Sonic’s board of directors to eligible optionees (the “Optionees”). As at December 31, 2005, a total of 2,363,000 options were issued and outstanding under the Plan, while 609,000 options shares remained available for issuance to future Optionees.

Material Terms of the 2006 Plan

The following is a summary of the material terms of the Plan:

  all options granted under the Plan are non-assignable and non-transferable and can be exercised for up to a period of 5 years;

  an option granted to an Optionee who dies while being entitled to exercise an option under the Plan can be exercised by the Optionee’s lawful representatives within a period of one year from the date the Optionee dies unless the option expires sooner in which case the option must be exercised prior to its expiry date. The Plan provides that, subject to regulatory approvals, the directors may extend this exercise period;

  for stock options granted to employees or service providers (inclusive of management company employees), Sonic is required to represent that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of Sonic or of any of its subsidiaries;

  if an Optionee, who is a director, employee, consultant or management company employee, ceases to be employed by or to provide services to Sonic (other than as a result of termination with cause) or ceases to act as a director or officer of Sonic or its subsidiary, any option held by such Optionee may be exercised within 90 days after the date such Optionee ceases to be employed or to provide services or ceases to be a director or officer, as the case may be. Options granted to an Optionee who is engaged in investor relations activities must expire within 30 days after the Optionee ceases to be employed to provide investor relations activities. These limitations are applicable only to the extent that the Optionee was eligible to exercise the option on the date of termination;

  the minimum exercise price of an option granted under the Plan must not be less than the closing price for Sonic’s common shares as traded on the TSXV on the last trading day before the date that the option is granted less allowable discounts as permitted by the TSXV of up to 25%. In the event that the common shares are not listed on any stock exchange, then the minimum exercise price will be determined by the directors using their discretion but acting in good faith;

  no Optionee who is an employee can be granted an option or options to purchase more than 5% of the outstanding listed shares of Sonic in a one year period and this figure is reduced to 2% for consultants; and

  options granted under the Plan will vest and be cumulatively exercisable in instalments at a rate to be fixed by the directors over a period of not less than 18 months. Vesting is generally subject to an Optionee remaining in the capacity of an Optionee during the vesting period.

ITEM 7      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

To the best of Sonic’s knowledge, no person, corporation or other entity is a beneficial owner of more than 5% of the common shares of Sonic, except for those listed below.

Name and Relationship to Company	Number of Shares Beneficially Owned as at June 1, 2006(1)	Percentage of Each Class(2)
Adam Sumel Director	1,198,900(3)	5.3%
Douglas B. Forster, Director	1,988,289(4)	8.8%
RAB Special Situations Master Fund	3,210,000(5)	14.2%
The Prudent Bear Funds, Inc. and David W. Tice & Associates, LLC	1,691,300(6)	7.5%

(1)

The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.

(2)	Based on 22,656,573 common shares issued and outstanding at June 1, 2006.

(3)	This number includes common shares issuable upon the exercise by Mr. Sumel of options to purchase 350,000 common shares.

(4)

This number includes common shares issuable upon the exercise or conversion by Mr. Forster of the following securities: (i) options to purchase an additional 100,000 common shares, (ii) warrants to purchase 361,111 common shares; and (iii) the right to convert $500,000 of convertible debentures into 250,000 common shares.

(5)	This number includes common shares issuable upon the exercise of warrants to purchase 1,070,000 common shares.

(6)	This number is as at December 31, 2005. This number includes common shares issuable upon the exercise of warrants to purchase 375,000 common shares.

For information on the holdings of insiders see Item 6A.

The shareholders listed above have the same voting rights as Sonic’s other shareholders.

To the knowledge of Sonic, except as described below, there have not been any significant changes in the percentage ownership held by any of the major shareholders of Sonic during the past three years:

Name and Relationship to Company	Date of Significant Change of Beneficial Ownership	Description of Significant Change of Beneficial Ownership During the Past Three Years
Douglas B. Forster, Director	March 30, 2006	Acquired 222,223 units at a price of $0.90 per unit, each unit consisting of one common share and one-half of one warrant to purchase a common share.
RAB Special Situations Master Fund Ltd.	March 30, 2006	Acquired 1,890,000 units at a price of $0.90 per unit, each unit consisting of one common share and one-half of one warrant to purchase a common share.
Douglas B. Forster, Director	December 21, 2005

Subscribed for 500 units, each unit consisting of $1,000 principal amount of 12% unsecured convertible debentures and 500 warrants. The units were issued for cash consideration equal to the face value of the convertible debentures, resulting in an aggregate of $500,000 convertible debentures owing and the issue of 250,000 warrants. The convertible debentures are convertible at $2.00 per share for the first year and $2.20 per share thereafter. The debentures will convert automatically if the 20 day average closing price of the shares equals or exceeds $3.00 per share in the first year and $3.30 per share thereafter. The warrants have a two year term and are exercisable at a price of $2.00 per share in the first year and $2.20 per share thereafter.

The Prudent Bear Funds, Inc. and David W. Tice Associates, LLC	September 20, 2005	Subscription for 750,000 units at a price of $2.00 per unit, each unit consisting of one common share and one-half of one warrant to purchase a common share.
RAB Special Situations Master Fund Ltd.	September 20, 2005	Subscription for 250,000 units at a price of $2.00 per unit, each unit consisting of one common share and one-half of one warrant to purchase a common share.

Transfer Agent

Sonic’s securities are recorded on the books of its transfer agent, Pacific Corporate Trust Company of 510 Burrard Street, 2nd Floor, Vancouver, B.C. V6C 3B9, (604) 689-9853) in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). Sonic does not have knowledge or access to the identities of the beneficial owners of such shares registered through intermediaries. Shares registered in the name of intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

United States Securities Holders

Based on the records of Sonic’s transfer agent, Pacific Corporate Trust Company, at June 7, 2006 there were 5 holders of Sonic’s common shares with a United States address who collectively held 1,615,680 shares or approximately 7.13% of Sonic’s issued and outstanding common shares.

Control

To the best of its knowledge, Sonic is not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly.

There are no arrangements known to Sonic, which at a subsequent date, may result in a change in control of Sonic.

Insider Reports under the British Columbia Securities Act

Under the British Columbia Securities Act, “insiders” (generally officers, directors and holders of 10% or more of Sonic’s shares) are required to file insider reports of changes in their ownership within 10 days following a trade in Sonic’s securities. Insider reports must be filed electronically in Canada. The public is able to access these reports at www.sedi.ca.

B.           Related Party Transactions

Except as disclosed below, Sonic has not since January 1, 2005 entered into or made, and does not propose to enter into or make:

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

In December 2005, the Company completed a convertible debenture financing with two directors of the Company for total proceeds of $1,000,000. The debenture bears interest at 12% per annum and has a maturity date of December 12, 2007. The debenture is convertible into one common share in year one at $2.00 per share and in year two at $2.20 per share. In addition, 500,000 share purchase warrants were issued. Each warrant entitles the holder to purchase an additional common share exercisable in year one for $2.00 per common share and in year two at $2.20 per common share.

Alan Cash was previously the sole shareholder of Terra-Kleen Response Group, Inc., and sold his entire interest in that company to the Company effective December 21, 2005. The consideration paid and payable to Mr. Cash consists of a mixture of cash and shares up to a maximum of U.S.$8,000,000, of which approximately U.S.$1,000,000 was paid at closing, U.S.$500,000 will be paid six months following closing and the balance is contingent upon the Terra-Kleen business achieving certain performance criteria over the three year period following closing. Mr. Cash was appointed President of Sonic Environmental Solutions Corp. in connection with the transaction and the Company has agreed to nominate Mr. Cash on the management slate of directors.

Stock Options

During 2005, 50,000 stock options were granted to directors and officers of Sonic.

C.           Interests of Experts and Counsel

Not applicable.

ITEM 8      FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

Financial Statements

Item 17 of this Form 20-F contains Sonic’s audited annual financial statements for the years ending December 31, 2005, 2004 and 2003.

Legal Proceedings

On April 29, 2003, Sonic filed a statement of claim against Global Business Exchange Co. (“Global”), a Vancouver-based company which had prepared investor material which implied Global had legal rights to technology which appeared to infringe on Sonic’s Platform Technology. As of the date hereof, a substantive response to this claim had not been received from Global, and the management of Sonic anticipates that Global may not defend this claim. Sonic understands that Global’s investment material is no longer in circulation.

In late 2004, Terra-Kleen filed a claim with the Armed Services Board of Contract Appeals in the United States against the Department of National Defense (the “Department”) for additional payment in the amount of U.S.$1,181,535 under a contract pursuant to which Terra-Kleen was subcontracted to perform soil remediation services for the Department. Such a claim would normally be asserted directly between the subcontractor and the prime contractor. However, in this case the prime contractor filed for Chapter 11 proceedings after completion of the contract and the Bankruptcy Court allowed a “pass through” of this claim, which allows the proceeds recovered to bypass the bankruptcy proceedings. Terra-Kleen asserts that the Department supplied erroneous data with respect to the composition of the soils to be treated which subsequently resulted in cost over-runs on the remediation project. As such, Terra-Kleen claims it is entitled to recover the additional costs. No decision from the Armed Services Board has been rendered to date. The right to appeal any judgement is within 120 days from the date of the judgement and such appeal would be to the Federal Circuit Court of Appeals.

Sonic is not involved in any other litigation or legal arbitration proceedings and to Sonic’s knowledge, no material legal proceedings involving Sonic are to be initiated against Sonic.

Dividend Policy

Sonic has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of Sonic are being retained for soil remediation projects.

B.           Significant Changes

There have been no significant changes to the business of Sonic since December 31, 2005 except as disclosed herein.

ITEM 9      THE OFFER AND LISTING

A.           Offer and Listing Details

Trading Markets

The following table shows the high and low trading prices of the common shares of Sonic on the TSX Venture Exchange for the periods listed.

TSX Venture - symbol: SNV (Trading in Canadian Dollars)

	High ($)	Low ($)
Annual
2005	3.07	1.15
2004	3.40	1.61
2003	3.58	1.05
2002	1.10	0.15
2001	0.60	0.15
2000	0.40	0.30

By Quarter
For the period commencing January 1, 2006 to present
First Quarter	1.45	0.85

For the Year Ended December 31, 2005
Fourth Quarter	2.20	1.15
Third Quarter	2.60	1.86
Second Quarter	3.07	2.10
First Quarter	2.75	2.00

For the Year Ended December 31, 2004
Fourth Quarter	2.90	2.05
Third Quarter	3.20	2.10
Second Quarter	3.25	1.61
First Quarter	2.95	2.15

Monthly
May 2006
April 2006	1.04	0.81
March 2006	1.15	0.95
February 2006	1.20	0.85
January 2006	1.45	0.90
December 2005	1.49	1.15

B.           Plan of Distribution

Not applicable.

C.           Markets

The shares of Sonic trade in Canada on the TSX Venture Exchange (symbol:SNV).

D.           Selling Shareholders

Not applicable.

E.           Dilution

Not applicable.

F.           Expenses of the Issue

Not applicable.

ITEM 10      ADDITIONAL INFORMATION

A.           Share Capital

Not Applicable.

B.           Memorandum and Articles of Association

Registered Office, Objects and Purposes

Sonic’s registered office is in Vancouver, Canada and its corporate constituting documents comprise Articles of Incorporation and a Notice of Articles registered with the British Columbia Registrar of Companies under Incorporation No. BC0600692 (the “Articles”). The Articles do not specify objects and purposes. Under the Business Corporations Act (British Columbia) (the “BCA”) a corporation has the rights, powers and privileges of an individual. A company must not carry on any business or exercise any power restricted by, or in a manner inconsistent with, its articles. Sonic’s Articles do not contain any restrictions on business.

Powers of Directors

Pursuant to the Articles, and in accordance with the BCA, directors of the Company with a material interest in a material contract or transaction into which the Company has entered or proposes to enter may not vote on any directors’ resolution to approve such contract or transaction, unless every director has a material interest, in which case any or all of those directors may vote on such resolution.

The directors of the Company are entitled to remuneration for acting as directors, and may determine the amount of such remuneration, from time to time, or may decide such remuneration will be determined by the shareholders of the Company.

The Articles do not restrict the directors’ borrowing powers and state that the directors may authorize the Company to borrow money on such terms and conditions as the directors consider appropriate. Under the BCA, the directors are always subject to the duty to act in the best interests of the Company.

There is no age limit requirement for the retirement of directors. Directors are elected at the annual general meeting of shareholders of the Company for a term not exceeding the date of the next annual general meeting, but are eligible for re-election or re-appointment.

Directors need not own any shares of Sonic in order to qualify as a director. Pursuant to the BCA, a director is not qualified to be a director of a company if that individual is (i) under 18 years of age; (ii) found by a court to be incapable of managing the individual’s own affairs; (iii) an undischarged bankrupt; or (iv) convicted of an offence in connection with the promotion, formation or management of a corporation or unincorporated business, or of an offence involving fraud unless the court orders otherwise, five years have elapsed since the conclusion of any term of imprisonment or the imposition of any fine, among other things, or a pardon was granted.

Description of Securities

The authorized share structure of the Company consists of an unlimited number of common shares without par value.

Dividends may be paid on the common shares, from time to time, in the discretion of the directors, unless there are reasonable grounds for believing the Company is insolvent, or the payment of the dividend would render the Company insolvent. Every shareholder has the right to one vote at a meeting of shareholders of the Company. All common shares participate rateably in any net profit or loss of the Company and share rateably in a distribution of assets in the event of a winding up or other liquidation of the Company.

Sonic has no redeemable securities authorized or issued, and has no sinking fund provisions. Pursuant to the BCA, all Sonic shares must be issued as fully paid. Therefore, the common shares are non-assessable and not subject to further capital calls by the Company. There are no provisions in the Articles, or otherwise, discriminating against any existing or prospective holder of common shares of Sonic as a result of such shareholder owning a substantial number of shares.

To amend the Articles to change the rights of shareholders, a special resolution must be passed by shareholders of the Company. Pursuant to the Articles, a majority of votes required to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution. In addition to the requirement for a special resolution, the BCA also provides a dissent right to shareholders for certain fundamental changes of the Company, including the alteration of the Articles to change restrictions on the powers or the business of the Company, to approve an amalgamation, or to authorize the sale of all or substantially all of the Company’s undertaking.

Shareholders’ Meetings

The Articles, the BCA and the Securities Act (British Columbia) govern annual general meetings and extraordinary meetings of shareholders of the Company. Annual general meetings of the Company must be held at least once in each calendar year and not more than 15 months after its last annual reference date. The directors, whenever they think fit, may call a meeting of shareholders inside or outside of British Columbia. The Articles provide that notice must be given to each shareholder of the Company entitled to attend the meeting at least 21 days prior to the date of such meeting. The notice of meeting must contain the date, time and location of the meeting, and if any special business is to be transacted at the meeting, the general nature of the special business. The quorum for the transaction of business at any meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting. The directors, the president, and the secretary of the Company, along with the Company’s lawyers and auditors and any invitee of a director, are entitled to attend any meeting of shareholders, but are not counted for the purposes of quorum.

Limitation on Foreign Ownership

There are no limitations in the Articles or the BCA on the right of non-resident or foreign shareholders to own or vote common shares of the Company. See also part D of this Item 10 entitled “Exchange Controls”.

Change in Control

There are no provisions of the Articles that would have the effect of delaying, deferring or preventing a change in the control of the Company and that would operate only with respect to a merger, acquisition, or corporate restructuring involving the Company.

Disclosure of Ownership Threshold

The Articles do not require disclosure of share ownership. The Company is subject to disclosure requirements under applicable securities laws, including the Securities Act (British Columbia), which, subject to take-over bid and issuer bid provisions, generally require an offeror acquiring beneficial ownership of at least 10% of outstanding voting securities of an issuer to file a press release and file a report containing certain prescribed information.

C.           Material Contracts

The material contracts to which Sonic is a party which were entered into during the last two years are as follows:

1.	Executive Service Contract with Adam Sumel effective July 1, 2004. A description of this agreement can be found at Item 6.B of this Form 20-F under the heading “Employment Agreements”.

2.

Sonic entered into a property clean-up agreement dated July 23, 2004 with Juker Holdings Ltd. relating to the on-site clean-up and treatment of approximately 2,700 tons of PCB contaminated soil and other materials on property owned by Juker Holdings Ltd., as described under Item 4.B of this Form 20-F under the heading “Juker Holdings Soil Remediation Contract”.

3.

Sonic entered into an Agreement and Plan of Merger on September 26, 2005 regarding the acquisition of Terra-Kleen. A description of this Agreement can be found at Item 4.A of this Form 20-F under the heading “Recent Developments - Acquisition of Terra-Kleen”.

4.	Executive Employment Agreement with Alan Cash effective December 21, 2005. Under this agreement Alan Cash is employed as President of USA Operations for a term of five years.

5.

Convertible Debenture Indenture dated December 21, 2005. Pursuant to this Indenture, Sonic issued CAD$1,000,000 of 12% unsecured, convertible debentures. A description of the transaction related to this Agreement can be found at Item 4.A of this Form 20-F under the heading “Recent Developments – Private Placements”.

D.           Exchange Controls

Sonic is a corporation incorporated pursuant to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of Sonic (the “Common Shares”), other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See “Taxation”, below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Sonic on the right of a non-resident to hold or vote its common shares, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of Common Shares. This discussion is general in nature, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments. Sonic does not believe the Investment Act will have any affect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and Sonic’s relatively small capitalization.

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (i.e. a “non-Canadian”), unless after review the Director of Investments appointed by the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in Common Shares by a non-Canadian (other than a “WTO Investor” as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Sonic was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Sonic and the value of the assets of Sonic, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of Sonic. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when Sonic was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Sonic and the value of the assets of Sonic, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2005 exceeds $250 million. A non-Canadian would acquire control of Sonic for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares of Sonic. The acquisition of less than a majority but one-third or more of such Common Shares would be presumed to be an acquisition of control of Sonic unless it could be established that, on the acquisition, Sonic was not controlled in fact by the acquirer through the ownership of the Common Shares.

The foregoing assumes Sonic will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the Common Shares would be exempt from the Investment Act, including

(a)	an acquisition of the Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities,

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

E.           Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of Common Shares by a holder (in this summary, a “U.S. Holder”) who, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is not resident in Canada, deals at arm’s length with Sonic, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the “Treaty”), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. The immediately following summary does not take into account Canadian provincial, U.S. federal (which follows further below), state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder’s particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

Dividends

Dividends paid or deemed to be paid to a U.S. Holder by Sonic will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of Sonic’s voting shares). Sonic will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder’s account.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is “taxable Canadian property” to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. A Common Share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length alone or together owned, or had rights to acquire, 25% or more of Sonic’s issued shares of any class or series. If the shares of Sonic constitute taxable Canadian property to the holder, the holder may be subject to Canadian income tax on the gain. The taxpayer’s capital gain or loss from a disposition of the share is the amount, in any, by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base and reasonable expenses of disposition. One-half of the capital gain is included in income and one-half of the capital loss is deductible from capital gains realized in the same year. Unused capital losses may be carried back three taxation years or forward indefinitely and applied to reduce capital gains realized in those years. It should be noted that Canada requires a withholding tax on the gross proceeds of a sale of taxable Canadian property by a non-resident. The withholding tax may be reduced on completion of a Clearance Certificate request. If the disposition of the share is subject to tax in Canada, the nonresident must also file a Canadian income tax return reporting the disposition.

A U.S. Holder whose common shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty unless the value of such shares at the time of disposition is derived principally from real property situated in Canada. The value of Sonic’s Common Shares is not currently derived principally from real property situated in Canada.

United States Tax Consequences

United States Federal Income Tax Consequences

The following is a discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of Common Shares of Sonic. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see “Taxation – Material Canadian Federal Income Tax Consequences for United States Residents” above). Accordingly, we urge holders and prospective holders of Common Shares of Sonic to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Sonic, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the

“Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of Common Shares of Sonic who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and the summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Common Shares of Sonic

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to Common Shares of Sonic are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Sonic has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion under “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of Sonic, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Dividends paid on the Common Shares of Sonic generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of Sonic may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of Sonic) deduction of the United States source portion of dividends received from Sonic (unless Sonic qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below). Sonic does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on the Common Shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Common Shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares of Sonic may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income, “ “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by Sonic will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of Common Shares of Sonic should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of Sonic

In general, U.S. Holders will recognize gain or loss upon the sale of the Common Shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the Common Shares. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of the Common Shares will be long-term capital gain or loss if the Common Shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of the Common Shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of Sonic’s outstanding shares is owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who are citizens or residents of the United States and 60% or more of Sonic’s gross income for such year is derived from certain passive sources (e.g., from certain interest and dividends), Sonic may be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold Common Shares would be required to include in gross income for such year their allocable portions of such passive income to the extent Sonic does not actually distribute such income. Sonic does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that Sonic will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of Sonic’s outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and Sonic is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that Sonic may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. Sonic does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that Sonic will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. Sonic appears to have been a PFIC for the fiscal year ended December 31, 2004, and at least certain prior fiscal years. In addition, Sonic expects to qualify as a PFIC for the fiscal year ending December 31, 2005 and may also qualify as a PFIC in future fiscal years. Each U.S. Holder of Sonic is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of Sonic. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion under “Controlled Foreign Corporation” below).

A U.S. Holder who elects to treat Sonic as a qualified electing fund (“QEF”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which Sonic qualifies as a PFIC on his pro rata share of Sonic’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder’s taxable year in which (or with which) Sonic’s taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder’s tax basis in the Common Shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which Sonic is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a “timely” QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, Sonic qualified as a PFIC in a prior year during the U.S. Holder’s holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if Sonic is a controlled foreign corporation, the U.S. Holder’s pro rata share of Sonic’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of Sonic’s first tax year in which Sonic qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an “Electing U.S. Holder.” A U.S. Holder who holds common shares at any time during a year of Sonic in which Sonic is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a “Non-Electing U.S. Holder.” An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Sonic common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Sonic’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as “personal interest” that is not deductible.

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

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Sonic common shares and (ii) certain “excess distributions,” as defined in Section 1291(b), by Sonic.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Sonic Common Shares and all excess distributions on his Common Shares over the entire holding period for the Common Shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder’s period prior to the first day of the first year of Sonic (i) which began after December 31, 1986, and (ii) for which Sonic was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If Sonic is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds the Common Shares, then Sonic will continue to be treated as a PFIC with respect to such Common Shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Sonic common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Common Shares. A U.S. Holder who makes the mark-to-market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the Common Shares as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in Sonic included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the Common Shares will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Sonic Common Shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether common shares of Sonic are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

Generally, in such cases the basis of Sonic Common Shares in the hands of the transferee and the basis of any property received in the exchange for those Common Shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee’s basis is generally equal to the fair market value of the Electing U.S. Holder’s common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of Sonic is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to the Common Shares, certain adverse rules may apply in the event that both Sonic and any foreign corporation in which Sonic directly or indirectly holds shares is a PFIC (a “lower-tier PFIC”). Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto. Sonic intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of Sonic that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called “indirect disposition” of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by Sonic (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder’s proportionate ownership of the lower-tier PFIC, including an issuance of additional Common Shares by Sonic (or an intermediate entity). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from Sonic and does not dispose of its Common Shares. Sonic strongly urges each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

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

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of Sonic is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of Sonic (“United States Shareholder”), Sonic could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of Common Shares which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of Sonic attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a

CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. Sonic does not believe that it currently qualifies as a CFC. However, there can be no assurance that Sonic will not be considered a CFC for the current or any future taxable year.

F.           Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Not applicable.

H.           Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the offices of Sonic, Suite 2100-1066 West Hastings Street, Vancouver, British Columbia V6E 3X2 or on request of Sonic at 604-736-2552. Copies of Sonic’s consolidated financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.SEDAR.com.

I.           Subsidiary Information

All subsidiary information for Sonic is included in its consolidated financial statements.

ITEM 11      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Sonic’s operations do not employ complex financial instruments or derivatives, and given that Sonic keeps its excess funds in high-grade short-term instruments, it does not have significant or unusual financial market risks. In the event Sonic experiences substantial growth in the future, our business and results of operations may be materially affected by changes in interest rates on new debt financings, the granting of credit options to our customers, and certain other credit risks associated with our operations.

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

There have been no defaults, dividend arrearages or delinquencies.

ITEM 14      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the Company’s common shares.

ITEM 15      CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2005, being the date of the Company’s most recently completed fiscal year end. This evaluation was carried out under the supervision and the participation of the Company’s Chief Executive Officer, Adam Sumel and the Company’s Chief Financial Officer, Edward Farrauto. Based upon the evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting management to material information required to be included in the Company’s periodic SEC filings. There have been no significant changes in the Company’s disclosure controls or in other factors that could significantly affect disclosure controls subsequent to the date the Company carried out the evaluation.

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

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for Sonic.

During the Company’s most recently completed financial year ended December 31, 2005, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

ITEM 16A   AUDIT COMMITTEE FINANCIAL EXPERT

Sonic’s board of directors has determined that it does not have an “audit committee financial expert” serving on the audit committee of its board of directors at this time. Sonic does not have an audit committee financial expert on its audit committee as it is still in the early stages of the growth of its business. Sonic anticipates attempting to select an appropriate candidate for its board of directors and audit committee who would meet the definition of an audit committee financial expert when its business matures.

ITEM 16B   CODE OF ETHICS

Sonic adopted a Code of Ethics in May 2006. This code applies to all directors, officers and employees of Sonic. A copy of this code can be found on Sonic’s website at www.sesi.ca.

ITEM 16C   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two financial years for professional services rendered by Sonic’s audit firm for various services.

	Year Ended	Year Ended
	December 31,	December 31,
	2005	2004
FEES
Audit Fees (1)	$99,837	$113,600
Audit Related Fees (2)	$2,596	--
Tax Fees (3)	$15,000	$6,080
All Other Fees	$--	--
Total	$117,433	$119,680

(1)

Audit fees consisted of professional services rendered by the auditors for the audit of the Company’s annual financial statements as well as services provided in connection with regulatory filings and the Company’s 20-F filing with the U.S. Securities Exchange Commission.

(2)	Audit Related Fees consisted of fees payable to CPAB (Canadian Public Accountability Board).

(3)	Tax Fees related to the preparation of income tax returns for Sonic and its United States subsidiary.

From time to time, management of the Company recommends to, and requests approval from, the audit committee for non-audit services to be provided by the Company’s auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company’s auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

In 2005, the audit and tax services rendered in the year ended December 31, 2005 were pre-approved by the audit committee. There were no waivers of the audit committee pre-approval process in 2005.

ITEM 16D   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E   PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases made by or on behalf of Sonic or any “affiliated purchaser” of Sonic’s equity securities.

PART III

ITEM 17      FINANCIAL STATEMENTS

The following attached audited financial statements of Sonic Environmental Solutions Inc. for the year ended December 31, 2005 are included with this Annual Report on Form 20-F:

(a)	Auditors’ Report;

(b)	Consolidated Balance Sheets as at December 31, 2005 and 2004;

(c)	Consolidated Statement of Shareholders’ Equity for period from February 4, 2000 (inception) to December 31, 2005;

(d)	Consolidated Statements of Loss for the year ended December 31, 2005 and 2004, the eleven months ended December 31, 2003, and cumulative from February 4, 2000 (inception) to December 31, 2005;

(e)

Consolidated Statements of Cash Flows for the year ended December 31, 2005 and 2004, the eleven months ended December 31, 2003, and cumulative from February 4, 2000 (inception) to December 31, 2005; and

(f)	Notes to the consolidated financial statements.

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

4.01

Arrangement Agreement dated effective August 31, 2002 among Sonic, 649334 BC Ltd. and SESI Systems Inc., with form of Escrow Agreement dated December 11, 2002 among Sonic, Pacific Corporate Trust Company and the shareholders of SESI Systems Inc.(1)

4.02	Amended and Restated Stock Option Plan (5)

4.03	Executive Service Contract between Sonic and Roderick O. McElroy dated October 1, 2002 (1)

4.04	Executive Service Contract between Sonic and No. 348 Sail View Ventures Ltd. dated December 15, 2002 (1)

Number	Description

4.05	Property Lease Agreement between Sonic and Hazco Environmental Services Inc. dated October 21, 2003 (1)

4.06	Executive Employment Agreement dated effective July 1, 2004 between Sonic and Adam R. Sumel (2)

4.07	Property Clean-Up Agreement dated July 2004 between Sonic and Juker Holdings Ltd. (2) (3)

4.08	Executive Employment Agreement dated January 1, 2005 between Sonic and Dr. James Hill (4)

4.09	Executive Employment Agreement dated February 8, 2005 between Sonic and Paul Austin (4)

4.10	Executive Employment Agreement dated December 21, 2005 between Alan Cash and Sonic (5)

4.11	Agreement and Plan of Merger dated September 26, 2005 among Sonic, Alan Cash, Terra-Kleen Response Group, Inc. and Sonic Environmental Solutions (USA) Inc. , as amended(5)

8.1	List of Significant Subsidiaries (5)

11.1	Code of Ethics (5)

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (5)

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (5)

13.1	Certification of Chief Executive Officer pursuant to pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (5)

13.2	Certification of Chief Financial Officer pursuant to pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (5)

(1)	Filed as an exhibit pursuant to and incorporated by reference from Sonic’s Form 20-F registration statement filed with the United States Securities and Exchange Commission on September 7, 2004;

(2)	Filed as an exhibit to and incorporated by reference from Amendment No. 1 to Sonic’s Form 20-F registration statement, filed on December 1, 2004.

(3)

Portions of this Agreement relating to pricing have been omitted pursuant to a request for confidential treatment submitted by Sonic to the Securities and Exchange Commission under Rule 24b-2 of the Securities Exchange Act of 1934.

(4)	Filed as an exhibit to and incorporated by reference from the Annual Report on Form 20-F for the year ended December 31, 2004, filed on June 30, 2005.

(5)	Filed as an exhibit to this Annual Report on Form 20-F.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SONIC ENVIRONMENTAL SOLUTIONS INC.

Per: /s/ Edward Farrauto

EDWARD FARRAUTO
Chief Financial Officer
DATED: June 21, 2006

SONIC ENVIRONMENTAL SOLUTIONS INC.

(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

Suite 400 - 889 West Pender Street Vancouver, BC Canada V6C 3B2 Tel 604 694-6070 Fax 604 585-8377 info@staleyokada.com www.staleyokada.com

Report of Independent Registered Public Accounting Firm

To the Shareholders of Sonic Environmental Solutions Inc.:

We have audited the accompanying consolidated balance sheets of Sonic Environmental Solutions Inc. (a Development Stage Company) (the “Company”) as at December 31, 2005 and 2004 and the related consolidated statements of shareholders’ deficiency, operations and cash flows for each of the periods ended December 31, 2005, 2004 and 2003 and from February 4, 2000 (inception) to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the periods ended December 31, 2005, 2004 and 2003 and from February 4, 2000 (inception) to December 31, 2005, in conformity with Canadian generally accepted accounting principles.

“Staley, Okada & Partners”

Vancouver, BC	STALEY, OKADA & PARTNERS
April 18, 2006	CHARTERED ACCOUNTANTS

Sonic Environmental Solutions Inc.	Statement 1
(A Development Stage Company)
Consolidated Balance Sheets
As at
Canadian Funds

	December 31,	December 31,
ASSETS	2005	2004
Current
Cash and cash equivalents	$1,952,988	$5,861,773
Amounts receivable	503,037	473,995
GST receivable	313,220	177,577
Prepaid expenses	153,902	167,940
Inventory	252,835	-
	3,175,982	6,681,285
Deferred Financing Expense (Note 10)	82,779	-
Property, Plant and Equipment (Note 4)	3,367,936	2,139,385
Deferred Development Costs (Note 5)	3,545,128	1,000,807
Patents (Note 6)	131,855	85,252
	$10,303,680	$9,906,729

LIABILITIES
Current
Accounts payable	$722,835	$831,998
Accrued liabilities	556,168	39,947
Due to related parties (Note 13)	19,637	25,754
Deferred rent inducement (Note 17b)	17,509	-
Short term loan (Note 7)	58,150	-
Terra-Kleen acquisition payment (Note 9b)	584,750	-
	1,959,049	897,699

Deferred Rent Inducement (Note 17b)	52,528	-
Convertible Debentures (Note 10)	949,185	-
	1,001,713	-
Commitments (Note 17)

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Notes 11 and 12)
Authorized:
100,000,000 common shares without par value
Issued and fully paid:
19,839,350 (2004 – 17,607,510)	15,264,758	11,793,547
Contributed Surplus – Statement 2	2,158,614	1,189,196
Deficit Accumulated During the Development Stage - Statement 2	(10,080,454)	(3,973,713)
	7,342,918	9,009,030
	$10,303,680	$9,906,729

ON BEHALF OF THE BOARD:

“Adam Sumel”	, Director

“Douglas B. Forster”	, Director

- See Accompanying Notes -

Sonic Environmental Solutions Inc.	Statement 2
(A Development Stage Company)
Consolidated Statements of Shareholders’ Deficiency
Canadian Funds

	Common Shares
			Contributed	Accumulated
	Number	Amount	Surplus	Deficit	Total
Inception - February 4, 2000	-	$-	$-	$-	$-
Private placement	1,500,000	150,000	-	-	150,000
Public offering	1,500,000	300,000	-	-	300,000
Shares issuance costs	-	(38,062)	-	-	(38,062)
Loss for the period	-	-	-	(63,123)	(63,123)
Balance - January 31, 2001	3,000,000	411,938	-	(63,123)	348,815
Exercise of warrants	75,000	15,000	-	-	15,000
Loss for the period	-	-	-	(186,338)	(186,338)
Balance - January 31, 2002	3,075,000	426,938	-	(249,461)	177,477
Private placement	4,400,000	2,200,000	-	-	2,200,000
Exercise of warrants	75,000	15,000	-	-	15,000
Acquisition of a subsidiary (Note 8a)	2,997,135	5,375	-	-	5,375
Bridge loan share bonus	90,910	30,000	-	-	30,000
Shares issuance costs	-	(244,100)	-	-	(244,100)
Stock-based compensation	-	-	6,468	-	6,468
Loss for the period	-	-	-	(289,145)	(289,145)
Balance - January 31, 2003	10,638,045	2,433,213	6,468	(538,606)	1,901,075
Private placement	4,000,000	7,200,000	-	-	7,200,000
Exercise of warrants	510,000	415,000	-	-	415,000
Exercise of options	13,333	6,667	-	-	6,667
Acquisition of a subsidiary (Note 8b)	100,000	1	-	-	1
Shares issuance costs	-	(611,268)	-	-	(611,268)
Stock-based compensation	-	-	330,376	-	330,376
Exercise of options	-	2,760	(2,760)	-	-
Loss for the period	-	-	-	(1,178,505)	(1,178,505)
Balance - December 31, 2003	15,261,378	9,446,373	334,084	(1,717,111)	8,063,346
Exercise of warrants	2,276,965	2,306,687	-	-	2,306,687
Exercise of options	69,167	34,584	-	-	34,584
Stock-based compensation	-	-	861,015	-	861,015
Exercise of options	-	5,903	(5,903)	-	-
Loss for the period	-	-	-	(2,256,602)	(2,256,602)
Balance - December 31, 2004	17,607,510	11,793,547	1,189,196	(3,973,713)	9,009,030
Private placement	1,100,000	2,200,000	-	-	2,200,000
Exercise of warrants	376,660	738,738	-	-	738,738
Exercise of options	520,500	312,750	-	-	312,750
Acquisition of subsidiary (Note 9)	234,680	269,882	-	-	269,882
Debenture equity portion	-	-	50,815	-	50,815
Convertible debenture warrants	-	-	50,815	-	50,815
Shares issuance costs	-	(139,399)	-	-	(139,399)
Stock-based compensation	-	-	957,028	-	957,028
Exercise of options	-	89,240	(89,240)	-	-
Loss for the period - Statement 3	-	-	-	(6,106,741)	(6,106,741)
Balance – December 31, 2005	19,839,350	$15,264,758	$2,158,614	$(10,080,454)	$(7,342,918)

- See Accompanying Notes -

Sonic Environmental Solutions Inc.	Statement 3
(A Development Stage Company)
Consolidated Statements of Operations
Canadian Funds

	Cumulative
	Amounts from	For the Year	For the Year	For the Eleven
	February 4, 2000	Ended	Ended	Months Ended
	(inception) to	December 31,	December 31,	December 31,
	December 31, 2005	2005	2004	2003
Revenue
Operating revenue	$2,295,051	$1,114,439	$1,093,387	$87,225

Operating Costs
Direct operating costs	2,789,525	1,924,634	780,996	83,895
	(494,474)	(810,195)	312,391	3,330
Expenses
Advertising	351,658	144,552	127,385	54,925
Amortization of deferred
development costs	54,491	54,491	-	-
Amortization of property, plant
and equipment	387,428	324,904	46,322	12,359
Automobile	162,738	72,807	62,371	27,560
Bank charges and interest	39,911	1,709	3,452	828
Consulting fees	363,683	2,600	74,382	115,665
Due diligence	36,863	-	-	-
Insurance	290,894	148,278	118,794	18,659
Legal and accounting	644,419	217,787	217,644	112,574
Office, postage and printing	333,356	127,707	135,252	37,549
Rent	326,274	166,625	69,412	42,401
Research	75,338	38,475	36,863	-
Salaries and wages	2,130,417	1,176,411	653,663	263,095
Salaries and wages - Stock
compensation (Note 12b)	1,941,493	915,838	760,524	258,663
Shareholder relations	130,396	52,731	23,718	47,630
Shareholder relations - Stock
compensation (Note 12b)	213,394	41,190	100,491	71,713
Telephone and utilities	180,911	77,990	50,546	24,890
Trade shows	116,888	53,037	60,452	-
Transfer agent and regulatory
fees	79,052	22,664	20,267	17,108
Travel and promotion	677,501	399,871	150,044	121,651
	8,537,105	4,039,667	2,711,582	1,227,270
Loss Before the Undernoted	(9,031,579)	(4,849,862)	(2,399,191)	(1,223,940)
Interest income	248,538	40,534	142,589	45,435
Provision for income tax	(135)	(135)	-	-
Write down of property, plant
and equipment (Note 4)	(1,306,772)	(1,306,772)	-	-
Foreign exchange gain	9,494	9,494	-	-
Loss for the Period	(10,080,454)	(6,106,741)	(2,256,602)	(1,178,505)

Loss per Share – Basic and
Diluted		$(0.40)	$(0.17)	$(0.18)

Weighted Average Number of
Common Shares
Outstanding		15,295,201	13,608,498	6,596,957

- See Accompanying Notes -

Sonic Environmental Solutions Inc.	Statement 4
(A Development Stage Company)
Consolidated Statements of Cash Flows
Canadian Funds

	Cumulative
	Amounts from	For the Year	For the Year	For the Eleven
	February 4, 2000	Ended	Ended	Months Ended
	(inception) to	December 31,	December 31,	December 31,
	December 31, 2005	2005	2004	2003
Operating Activities
Loss for the period	$(10,080,454)	$(6,106,741)	$(2,256,602)	$(1,178,505)
Items not affecting cash:
Amortization of deferred
development costs	54,491	54,491	-	-
Amortization of property,
plant and equipment	387,428	324,904	46,322	12,359
Issuance of shares for
interest expense	30,000	-	-	-
Write down of property, plant
and equipment	1,306,772	1,306,772	-	-
Stock-based compensation	2,154,887	957,028	861,015	330,376
	(6,146,876)	(3,463,546)	(1,349,265)	(835,770)
Net changes in non-cash
working capital components:
GST and amounts
receivable	(787,012)	(161,990)	(500,451)	(51,110)
Accounts payable	552,614	(226,477)	353,420	(68,242)
Accrued liabilities	535,091	495,268	(17,238)	(8,012)
Deferred rent inducement	70,037	70,037	-	-
Due to related parties	(10,637)	(6,117)	(21,104)	37,858
Prepaid expenses	(122,858)	37,162	(97,825)	(53,935)
Inventory	(112,648)	(112,648)	-	-
	124,587	95,235	(283,198)	(143,441)
	(6,022,289)	(3,368,311)	(1,632,463)	(979,211)
Investing Activities
Property, plant and equipment
acquired	(4,955,223)	(2,830,674)	(1,508,583)	(213,608)
Patents	(149,572)	(51,835)	(67,443)	19,269
Deferred development costs	(1,018,506)	(165,708)	(450,661)	(182,887)
Net cash (deficiency) acquired
on purchase of subsidiaries	(226,228)	(67,555)	-	(8,600)
Acquisition of subsidiary	-	-	-	(34,000)
	(6,349,529)	(3,115,772)	(2,026,687)	(419,826)
Financing Activities
Cash received for shares	15,894,426	3,251,488	2,341,271	7,621,667
Share issuance costs	(1,032,829)	(139,399)	-	(611,268)
Cash received for debentures	1,000,000	1,000,000	-	-
Deferred financing fees	(31,964)	(31,964)	-	-
Short term loan	(67,853)	(67,853)	-	-
Long-term debt	(865,446)	(865,446)	-	-
Due to shareholders	(571,528)	(571,528)	-	-
	14,324,806	2,575,298	2,341,271	7,010,399

Net Increase (Decrease) in Cash
and Cash Equivalents	1,952,988	(3,908,785)	(1,317,879)	5,611,362
Cash and cash equivalents -
Beginning of period	-	5,861,773	7,179,652	1,568,290
Cash and Cash Equivalents –
End of Period	$1,952,988	$1,952,988	$5,861,773	$7,179,652

- See Accompanying Notes -

Sonic Environmental Solutions Inc.	Statement 4
(A Development Stage Company)
Consolidated Statements of Cash Flows - Continued
Canadian Funds

	Cumulative
	Amounts from	For the Year	For the Year	For the Eleven
	February 4, 2000	Ended	Ended	Months Ended
	(inception) to	December 31,	December 31,	December 31,
	December 31, 2005	2005	2004	2003

Supplemental Schedule of Non-
Cash Transactions
Value of warrants included in
deferred financing expense	$50,815	$50,815	$-	$-
Property, plant and equipment
costs acquired on purchase of
a subsidiary	$34,065	$-	$-	$34,065
Property, plant and equipment
included in accounts payable	$129,884	$129,884	$415,991	$-
Amortization of patents
capitalized as deferred
development costs	$14,993	$636	$1,872	$12,485
Amortization of plant one
capitalized as deferred
development costs	$10,733	$-	$10,733	$-
Deferred development costs
included in accounts payable	$-	$-	$4,280	$43,295
Deferred development costs
acquired on purchase of
subsidiaries	$2,518,803	$2,339,984	$-	$-
Patent costs included in
accounts payable	$2,781	$2,781	$8,013	$21,698
Accrued costs of acquisition of a
subsidiary and amount due to
related parties included in
deferred development costs	$97,400	$97,400	$-	$33,375
Equity portion removed from
convertible debenture	$50,815	$50,815	$-	$-
Shares issued for purchase of
subsidiaries	$275,258	$269,882	$-	$1
Shares issued for interest
expense	$30,000	$-	$-	$-
Stock-based compensation
expense	$2,154,887	$957,028	$861,015	$330,376
Long-term debt acquired on
purchase of a subsidiary	$865,446	$865,446	$-	$-
Due to shareholders acquired on
purchase of a subsidiary	$571,528	$571,528	$-	$-

- See Accompanying Notes -

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

1.	Nature of Business

The Company was incorporated February 4, 2000 in British Columbia, Canada and commenced trading on the TSX Venture Exchange on November 29, 2000.

The business of the Company is the commercialization of its patented sonic generator and related technologies in environmental process and other applications. The Company has focused primarily on commercial application of these technologies in the environmental sector to date and intends to apply the technology to other industry sectors reliant on process technologies.

The ability of the Company to realize the costs it has incurred to date on its technology is dependent on the Company being able to commercialize the technology and to operate its business without infringing on the proprietary rights of third parties or having third parties circumvent the Company’s rights.

2.	Significant Accounting Policies

	a)	Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries:

-	SESI Systems Inc. (“SESI”), incorporated January 9, 2001 under the Company Act of British Columbia, Canada. The Company acquired 100% of the shares of SESI on December 12, 2002 (Note 8a).

-

Contech PCB Containment Technology Inc. (“Contech”), incorporated September 13, 1994 under the Company Act of British Columbia, Canada. Contech is involved in the non- proprietary business of collection, recycling and safe disposal of PCB contaminated ballasts and related waste products. The Company acquired 100% of the shares of Contech effective August 1, 2003 (Note 8b).

-

Sonic Environmental Solutions Corp., (“Sonic Corp.”), incorporated September 15, 2005 in the State of California. The Company acquired 100% of the shares of Terra-Kleen Response Group, Inc. (“Terra-Kleen”) on December 21, 2005 and merged it with Sonic Corp. (Note 9).

Included in these consolidated financial statements are results of operations of SESI, Contech and Terra-Kleen from their respective dates of acquisition, and Sonic Corp. from its date of incorporation. All intercompany transactions and balances have been eliminated on consolidation.

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

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

2.	Significant Accounting Policies - Continued

	c)	Inventory

Inventory is carried at the lower of cost or market. Cost is determined using the first-in first-out method.

	d)	Research and Development Costs

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

	e)	Patent Rights

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

	f)	Property, Plant and Equipment

Property, plant and equipment are valued at cost less accumulated amortization. Property, plant and equipment are amortized over their estimated useful lives at the following rates and methods:

•	Computer equipment - 30% declining balance
•	Furniture and office equipment - 20% declining balance
•	Leasehold improvements - straight-line over the economic life
•	Vehicles – 30% declining balance
•	Machinery and equipment – 20% declining balance
•	Plant one – 5 years straight-line
•	Plant two – 10 years straight-line

One-half of the above rate is taken in the year of acquisition. The Company regularly reviews its property, plant and equipment to eliminate obsolete items.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

2.	Significant Accounting Policies - Continued

	g)	Share Capital

i)

The proceeds from the exercise of stock options and warrants and issuance of escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

		ii)	Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

	h)	Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight- line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital

	i)	Revenue Recognition

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

	j)	Earnings (loss) per Share

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

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

2.	Significant Accounting Policies - Continued

	k)	Future Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net future tax asset or liability is included in income. The income tax effects of temporary differences at the time when income and expenses are recognized in accordance with the Company’s accounting practices, and the time they are recognized for income tax purposes, are reflected as future income tax assets or liabilities. Future income tax assets and liabilities are measured using statutory rates that are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Future income tax assets are recognized to the extent that realization of such benefits is more likely than not.

	l)	Management's Estimates

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

	m)	Impairment of Long-Lived Asset

The Company follows the CICA Handbook Section 3063, “Impairment of Long-Lived Assets” (“HB 3063”). HB 3063 requires the Company to assess the impairment of long-lived assets, which consist primarily of property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of the asset to its fair value. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value.

	n)	Foreign Currency Translation

The Company’s functional and reporting currency is the Canadian dollar. Transactions denominated in other currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities denominated in foreign currencies are adjusted at each balance sheet date to reflect exchange rates prevailing at that date.

Integrated foreign operations are translated into the functional currency using the temporal method as follows:

		i)	Monetary assets and liabilities at the rate of exchange in effect at the balance sheet date,
		ii)	Non-monetary assets and liabilities, and equity at historical rates, and
		iii)	Revenue and expense items at the average rate of exchange prevailing during the period.

Gains and losses on translation are included in determining net income for the period.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

2.	Significant Accounting Policies - Continued

	o)	Variable Interest Entities

Effective January 1, 2005, the Company adopted Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("VIEs"), issued by the Canadian Institute of Chartered Accountants. VIEs are entities that have insufficient equity and/or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The guideline provides specific guidance for determining when an entity is a VIE and who, if anyone, should consolidate the VIE. The adoption of this standard does not have an impact on the consolidated financial statements.

3.	Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, GST receivable, accounts payable, amounts due to related parties, short term loan, Terra-Kleen acquisition payment, and convertible debentures. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4.	Property, Plant and Equipment

Details are as follows:

			Net Book	Net Book
			Value	Value
		Accumulated	December 31,	December 31,
	Cost	Amortization	2005	2004
Computer equipment	$171,015	$85,644	$85,371	$99,248
Furniture and office equipment	201,941	74,036	127,905	127,033
Leasehold improvements	99,934	10,275	89,659	34,451
Vehicles	77,244	67,719	9,525	7,839
Machinery and equipment	2,256,116	1,468,953	787,163	223,628
Plant One	238,874	58,508	180,366	228,141
Plant Two	2,232,567	144,620	2,087,947	1,419,046
	$5,277,691	$1,909,755	$3,367,936	$2,139,386

Property, plant and equipment are not amortized until they are available for use.

With the acquisition of Terra-Kleen, the Company is modifying Plant Two to incorporate the Terra-Kleen solvent extraction technology. The Company wrote down Plant Two in the amount of $1,306,772 to reflect those assets that will not be used on a go-forward basis.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

5.	Deferred Development Costs

Details are as follows:

	Balance at		Balance at
	December 31,	Current Year	December 31,
	2004	Activity	2005
Acquisition costs
Legal	$213,083	$-	$213,083
Acquisition fees	11,640	-	11,640
Terra-Kleen technology (Note 9)	-	2,557,255	2,557,255
Development costs
Amortization of patent costs	14,357	936	15,293
Amortization of Plant One	10,733	23,887	34,620
Construction - Plant One	103,897	-	103,897
Consulting	66,050	-	66,050
Consulting - Plant One	161,760	1,620	163,380
Commissioning, testing and supplies	26,230	-	26,230
Engineering - Plant One	61,476	-	61,476
Generator	34,928	-	34,928
Manufactured equipment	9,100	-	9,100
Patent maintenance fees	52,282	1,665	53,947
Rent	26,606	13,449	40,055
Salaries and wages	177,998	-	177,998
Technical review	30,667	-	30,667
	1,000,807	2,598,812	3,599,619
Accumulated Amortization	-	(54,491)	(54,491)
	$1,000,807	$2,544,321	$3,545,128

6.	Patents

The Company holds patents for low frequency sonic energy generator technology and proprietary processes to remediate PCB contaminated soils.

Activities during the period are as follows:

	December 31,	December 31,
	2005	2004
Balance – Beginning of period	$85,252	$17,809
Current period costs:
Legal	48,475	69,315
Less: Amortization	(1,872)	(1,872)
Balance – End of period	$131,855	$85,252

Summary is as follows:
	December 31,	December 31,
	2005	2004
Legal costs	$148,084	$99,609
Less: Accumulated amortization	(16,229)	(14,357)
	$131,855	$85,252

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

7.	Short-Term Loan

The Company has a promissory note of US$50,000 payable February 13, 2006, bearing 12% interest.

8.	Acquisitions

	a)	SESI Systems Inc.

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

The amount due to the Company was related to advances by the Company to SESI for working capital.

b)	Contech PCB Containment Technology Inc.

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

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

9.	Acquisition of Terra-Kleen Response Group Inc.

On December 21, 2005, the Company acquired 100% of the shares of United States based Terra- Kleen Response Group Inc. ("Terra-Kleen") and then merged it with Sonic Corp. (Note 2a)

Terra-Kleen has proprietary and patented technologies for the remediation of contaminated soil through a solvent extraction process which removes and concentrates contaminants. Terra-Kleen has an established operating history with the Environmental Protection Agency in the United States.

	a)	Mitsubishi Agreement

Per agreement dated January 1, 2001, Terra-Kleen granted a license to Mitsubishi Heavy Industries, Ltd. (“MHI”) to use Terra-Kleen's soil remediation technology.

Terra-Kleen receives a royalty at 3% of Net Invoiced Value for “hydrocarbon and chlorinated organic contaminated soil” processed using the system. This royalty will be paid after the non- refundable advanced royalty of US$500,000 is exhausted. The non-refundable advance royalty was paid in a previous year to Terra-Kleen. As at December 31, 2005, US$115,884 has been eroded towards the advance.

	b)	Collex Agreement

Per agreement dated June 10, 2005 with Collex Pty Ltd. (“Collex”), Terra-Kleen granted a license to Collex to use the Company’s soil remediation technology.

The considerations are as follows:

		i)	A lump sum initial license fee of US$100,000 (received).

		ii)	A technology license fee of US$288,000 upon successful results of initial trial.

		iii)	A trial fee of AUS$298,732 as follows:

•	AUS$150,000 on commencement date
•	AUS$74,366 within 21 days of receiving certain demonstration equipment in Australia
•	AUS$74,366 on the date of following the completion of initial test.

iv)	After nine months of successful trial, Collex will either pay rent on the demonstrator equipment at US$32,000 or buy the system at US$488,000.

v)	To pay royalty of 50% of profit generated from using the technology.

As at year-end, the initial trial was delayed as a site change was required.

Management believes the acquisition will enable the Company to accelerate its international market penetration and will give the Company an established presence in the United States market.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

9.	Acquisition of Terra-Kleen Response Group Inc. - Continued

The total consideration payable by the Company is as follows:

i.

Upon the closing, US$500,000 was to be paid through the issuance of the Company common shares with the base for the calculation being that the shares are at the greater of $2.50 per share or the average closing price for the ten trading days preceding the closing. The greater price was $2.50. This resulted in an issuance of 234,680 common shares valued at $269,882 being the trading price on the issuance date;

ii.

On June 21, 2006, US$500,000 will be paid through the issuance of the Company common shares at a price equal to the 20-day average closing price of such shares preceding their issue date. This has been set up as a liability of $584,750 on the balance sheet until satisfied.

	iii.	Cash payments equal to fifty percent of all revenue generated by the Company’s technology during the three-year period ending December 21, 2009 up to a maximum payout of US$500,000;

iv.

For a period of three years following the closing date, if and to the extent the “net contribution” of the Company amounts to US$1,988,695, the Company will pay to the Seller an amount equal to all additional net contributions until a maximum threshold is achieved. The maximum threshold is US$6,500,000. Thirty percent of this amount shall be payable in cash and, at the Company’s sole discretion, the remaining seventy percent shall be paid in either cash or shares. ”Net contribution” is a formula based on revenues less expenses of the combined companies; however, the deductible expenses forming part of the net contribution will not include any of the Company's overhead expenses assumed and the cash compensation payable under the previous shareholders’ Employment Agreement will only be deductible on a pro-rata basis commensurate with the efforts of the Seller that are directly associated with the operation of the Company; and

	v.	An amount equal to ten percent of the amount collected on a contested US$1,500,000 receivable of the Company which as at the date of the transaction has been fully allowed for.

Items iii, iv and v above are contingent consideration and will only be recorded, for accounting purposes, once the conditions that establish payment have been met.

Therefore, total consideration given up to date is as follows:

Share issuance upon closing	$269,882
Share issuance due June 21, 2006	584,750
Due diligence and cash closing costs	217,271
$1,071,903

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

9.	Acquisition of Terra-Kleen Response Group Inc. - Continued

The following is a summary of the identifiable assets and liabilities of Terra-Kleen as at the date of acquisition:

Current assets	$168,924
Property, plant and equipment	315,660
Current liabilities	(462,489)
Long term liabilities	(865,446)
Due to Shareholder	(571,528)
Due to Sonic Environmental Solutions Inc.	(70,473)
Net identifiable assets and liabilities	$(1,485,352)

The difference of $2,557,255 between the total consideration paid and net identifiable assets and liabilities acquired has been recorded as purchased deferred development costs.

10.	Convertible Debenture

In December 2005, the Company completed a convertible debenture financing with two directors of the Company for total proceeds of $1,000,000. The debenture bears interest at 12% per annum and has a maturity date of December 12, 2007. The debenture is convertible into one common share in year one at $2.00 per share and in year two at $2.20 per share. In addition, 500,000 share purchase warrants were issued. Each warrant entitles the holder to purchase an additional common share exercisable in year one for $2.00 per common share and in year two at $2.20 per common share.

In accordance with Canadian generally accepted accounting principles, the Company allocated a portion of the debenture to liabilities ($949,185) and a portion to equity equal to $50,815. In making this allocation, the Company valued the equity conversion feature using the Black-Scholes option- pricing model with the following assumptions:

Dividend yield	-
Risk-free interest rate	3.8%
Expected volatility of the Company's common stock	50.5%
Expected life	2 years

In addition, the 500,000 warrants have been valued using the above assumptions for a total cost of $50,815. This, combined with certain cash closing costs of $31,964, have been recorded as deferred financing costs and will be recognized over the term of the debenture.

The difference between the face value of the debenture and the calculated liability amount is to be amortized to interest expense on a straight-line basis over the term of the debentures.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

11.	Share Capital

	a)	Authorized: 100,000,000 common shares without par value.

b)

During the year, the Company issued 1,100,000 units at $2.00 per unit for gross proceeds of $2,200,000. Each unit consists of one common share and one-half share purchase warrant. Each warrant is exercisable for two years at a price of $2.75 per common share. The Company paid a finders fee of $110,000 and issued to the finders 55,000 warrants exercisable at $2.75 per share on or before September 28, 2007.

Subsequent to the year-end, the Company issued 2,797,223 units at $0.90 per unit for gross proceeds of $2,517,500. Each unit consists of one common share and one-half share purchase warrant. Each warrant is exercisable for two years at a price of $1.20. The Company paid a finders fee of $113,850.

	c)	Options

i)

The Company has established a share purchase option plan whereby the board of directors, may from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the Company’s board of directors. The exercise price of an option is not less than the closing price on the TSX-V on the last trading day preceding the grant date.

Options vest according to the length of service are as follows:

Employment service greater than six months	Employment service less than six months
33.3% of options vest after six months	33.3% of options vest after twelve months
33.3% of options vest after twelve months	33.3% of options vest after eighteen months
33.3% of options vest after eighteen months	33.3% of options vest after twenty-four months

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

11.	Share Capital - Continued

c)	Options - Continued

ii)	A summary of the Company’s options at December 31, 2005 and the changes for the period are as follows:

	Outstanding				Outstanding
Exercise	December 31,			Expired or	December 31,
Price	2004	Granted	Exercised	Cancelled	2005	Expiry date
$0.20	300,000	-	(300,000)	-	-	November 29, 2005
$0.50	492,500	-	(70,500)	-	422,000	December 12, 2007
$1.10	350,000	-	-	-	350,000	February 3, 2008
$1.45	150,000	-	(150,000)	-	-	April 8, 2005
$1.61	25,000	-	-	-	25,000	May 17, 2009
$1.70	400,000	-	-	-	400,000	September 22, 2008
$2.30	50,000	-	-	-	50,000	January 16, 2009
$2.30	-	50,000	-	-	50,000	June 21, 2010
$2.37	-	85,000	-	-	85,000	February 14, 2010
$2.40	250,000	-	-	-	250,000	June 8, 2009
$2.50	-	150,000	-	-	150,000	August 9, 2007
$2.50	35,000	-	-	-	35,000	November 10, 2008
$2.60	-	50,000	-	(50,000)	-	March 30, 2008
$2.60	-	40,000	-	(20,000)	20,000	March 30, 2010
$2.75	140,000	-	-	(25,000)	115,000	October 8, 2009
$2.95	200,000	-	-	-	200,000	July 16, 2009
$3.15	230,000	-	-	-	230,000	July 6, 2009
	2,622,500	375,000	(520,500)	(95,000)	2,382,000

Weighted average
exercise price	$1.57	$2.47	$0.60	$2.64	$1.89

		Weighted
		Average
	Number of Options	Exercise Price	Expiry
			August 9, 2007
Vested at December 31, 2005	1,922,831	$1.69	to June 21, 2010

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

11.	Share Capital - Continued

d)	Warrants

Details are as follows:

	Outstanding				Outstanding
Exercise	December 31,			Expired or	December 31,
Price	2004	Granted	Exercised	Cancelled	2005	Expiry date

$1.80	251,535	-	(174,160)	(77,375)	-	October 31, 2005
$2.00						December 21, 2006
/ $2.30	-	500,000	-	-	500,000	December 21, 2007
$2.10	1,978,000	-	(202,500)	(1,775,500)	-	October 31, 2005
$2.75	-	605,000	-	-	605,000	September 28, 2007

	2,229,535	1,105,000	(376,660)	(1,852,875)	1,105,000

Weighted average
exercise price	$2.06	$2.41	$2.05	$2.07	$2.41

e)	Escrow Shares

As at December 31, 2005 there are 3,231,815 common shares held in escrow. Escrow shares have the same voting rights and rights to receive income distributions as regular shares of the Company. However, in general terms, escrow shares cannot be sold, transferred, assigned, mortgaged or be a subject to a derivative transaction. Details are as follows:

i)

There were 1,650,910 shares placed in escrow, 10% of these shares were released following the completion of the acquisition of SESI, and 15% every six months after that. The last release from escrow was on December 16, 2005. During the year, 495,272 shares were released from escrows leaving no shares in escrow at December 31, 2005.

ii)

An additional 2,997,135 shares were issued for the acquisition of SESI in 2002 and are held in escrow to be released every six months to 2008. Their release is also subject to a pooling agreement that allows shares to be released based upon revenues of a minimum of $500,000. All shares will be released when an accumulation of $3,000,000 in revenues have been attained within five years of the acquisition of SESI. The business purpose of the pooling agreement is to bind the parties involved in the pooling to the common goal of attaining revenue targets. No shares were released from the pooling as at December 31, 2005.

iii)

There were 100,000 shares issued for the acquisition of Contech; 25,000 shares are to be released every six months from the closing date, with the last released in September 2005, leaving no shares in escrow at December 31, 2005.

iv)

There were 234,680 shares issued for the acquisition of Terra-Kleen and held in escrow at December 31, 2005. 10% of the total number of shares is to be released every three months beginning March 13, 2006, with the last release on June 13, 2008.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

12.	Stock Based Compensation

a)

Stock compensation expense is based on the fair value method. For any options that have alteration in their conditions, compensation expense is based on the fair value of the options on the alteration date less the fair value of the original options based on the shorter of the remaining expanded life of the old option or the expected life of the modified option.

	b)	The stock option compensation expense is calculated using the Black-Scholes Option Pricing Model with the following assumptions from the date of grant:

Risk-free interest rate	3.20%
Expected dividend yield	-
Expected stock price volatility	51%
Expected option life in years	5

Current period stock-based compensation amounted to $957,028 (December 31, 2004 - $861,015). Out of this amount, $41,190 (December 31, 2004 - $100,491) is included in the shareholder relations expense, and $915,838 (December 31, 2004 - $760,524) is included in salaries and wages expense, with the offsetting entry to contributed surplus.

c)

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

13.	Related Party Transactions

Except as noted elsewhere in these financial statements, related party transactions are as follows:

	a)	Deferred development costs include salaries of $Nil (2004 - $104,999) that were paid to a director and officer.

	b)	During the current year, salaries of $432,500 (2004 - $232,200; 2003 - $207,163) were paid or accrued to directors and officers.

c)

As at December 31, 2005 $19,637 (December 31, 2004 - $25,754) was owing to directors, officers, and related entities. These amounts are non-interest bearing and have no specific terms of repayment and were incurred in the normal course of operations.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

14.	Segmented Information

	a)	Geographic Information

The Company operates and manages its business in a single reporting operating segment, the business of remediating contaminated soil and other waste materials. All significant sales during the periods presented have been to customers domiciled in Canada. The tables below summarize property, plant and equipment by country and assets by country:

	December 31,	December 31,
Property Plant and Equipment	2005	2004
Canada	$3,075,622	$2,139,385
United States	292,314	-
	$3,367,936	$2,139,385

	December 31,	December 31,
Assets	2005	2004
Canada	$9,848,662	$9,906,729
United States	455,018	-
	$10,303,680	$9,906,729

b)	Major Customers

During the year, 72% of total revenue related to one customer. Included in accounts receivable are billed and unbilled invoices relating to this contract totalling $457,298.

15.	Income Taxes

a)

The Company and its Canadian subsidiaries have incurred non-capital losses for tax purposes of approximately $7,363,000 which may be carried forward and used to reduce taxable income of future years. These losses expire as follows:

Amount
2009	$606,000
2010	1,112,000
2014	1,976,000
2015	3,669,000
$7,363,000

The potential future tax benefits of these losses have not been recognized in these consolidated financial statements due to uncertainty of their realization.

b)

As of December 31, 2005, the Company had approximately $937,000 in US federal and state net operating loss carryforwards, expiring through 2022. A significant portion of such net operating loss carryforwards were incurred prior to December 21, 2005, the acquisition date of Terra-Kleen and as such management of the Company anticipates limitation to the use of these carryforwards under Internal Revenue Code Section 382.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

16.	Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current period’s presentation.

17.	Commitments

a)

The Company has vehicle and photocopier operating lease agreements. The leases expire between December 2006 and January 2008. The Company has entered into a lease for its offices commencing on January 1, 2005 for a term of sixty months. The future lease obligations are as follows:

Amount

2006	$152,222
2007	$128,082
2008	$121,096
2009	$120,684

b)

During the year, the Company received $87,547 for leasehold improvements for their office premises. As required, this is being amortized over the term of the 5 year lease and has been classified into short and long-term rent inducement liabilities.

c)	Certain management employment contracts have been entered into. On a go forward basis the employment obligations are as follows:

Amount

2006	$560,400
2007	$185,400
2008	$140,400

18.	Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP")

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission.

a)

Under Canadian GAAP, research costs are expensed when incurred, and product or process development costs are deferred to future periods when specific conditions for deferral are met. Under United States GAAP, research and development costs are expensed when incurred.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

18.	Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - continued

b)

Under Canadian GAAP, the value of 2,997,135 shares issued by the Company to acquire SESI on December 12, 2002 (Note 7) was based on the net book value of SESI, being $5,375, as it was a related party transaction for Canadian GAAP purposes. Under United States GAAP, the consideration for the purchase of SESI is recorded at the fair value of the common shares issued by the Company, being $273,205. Even though the number of shares issued is 2,997,135, due to the escrow and pooling arrangements, the fair value of shares issued has been determined by taking the value of the shares ($0.44CDN) on the date of the agreement multiplied by the number of shares guaranteed to be released (1,000,000 shares) at the end of 5 years from the date of the effective date of the transaction. The consideration has also been discounted using a 10% interest rate for the 1,000,000 shares to take into account the time value of the consideration. For the other 1,997,135 shares they are contingent consideration and will be recorded, as under FAS 141 (28), when the contingency is resolved and distributable. Any consideration calculated for US GAAP which is in excess of consideration calculated under Canadian GAAP, has been treated as development costs.

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

d)

Under Canadian GAAP, the convertible debenture is bifurcated between the conversion feature and the debenture. Since the conversion did not have a beneficial conversion feature, the debenture is recorded at face value under US GAAP.

For the 2005 fiscal year, there has been no reconciling difference to record as the convertible debentures were issued close to year-end.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

18.	Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - continued

	e)	The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:

	Cumulative
	Amounts from
	February 4,			Eleven
	2000			Months
	(inception) to	Year Ended	Year Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2005	2005	2004	2003

Loss for the period as reported	$(10,080,454)	$(6,106,741)	$(2,256,602)	$(1,178,505)
Write-off of deferred development costs:
- incurred during the period	(3,545,128)	(2,544,321)	(411,646)	(226,182)
- incurred on acquisition of SESI (Note 18b)	(267,830)	-	-	-
- incurred on acquisition of Contech (Note 18c)	(137,866)	-	-	(137,866)

Loss for the period in accordance with
United States GAAP	$(14,031,278)	$(8,651,062)	$(2,668,248)	$(1,542,553)

Basic and diluted loss per share in
accordance with United States GAAP		$(0.57)	$(0.20)	$(0.23)

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

18.	Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - continued

	f)	The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders’ equity, as reported, is as follows:

	Common Shares		Contributed		Comprehensive
	Number	Amount	Surplus	Deficit	Income	Total

Shareholders’ equity in accordance with
Canadian GAAP at January 31, 2003	10,638,045	$2,433,213	$6,468	$(538,606)	$-	$1,901,075
Acquisition of SESI (Note 18b)	-	267,830	-	-	-	267,830
Write-off of deferred development costs
- as reported	-	-	-	(362,979)	-	(362,979)
- incurred on acquisition of SESI (Note 18b)	-	-	-	(267,830)	-	(267,830)
Shareholders’ equity in accordance with
United States GAAP at January 31,
2003	10,638,045	$2,701,043	$6,468	$(1,169,415)	$-	$1,538,096

Shareholders’ equity in accordance with
Canadian GAAP at December 31,
2003	15,261,378	$9,446,373	$334,084	$(1,717,111)	$-	$8,063,346
Acquisition of SESI (Note 18b)	-	267,830	-	-	-	267,830
Acquisition of Contech (Note 18c)	-	137,866	-	-	-	137,866
Write-off of deferred development costs
- as reported	-	-	-	(589,161)	-	(589,161)
- incurred on acquisition of SESI (Note 18b)	-	-	-	(267,830)	-	(267,830)
- incurred on acquisition of Contech (Note
18c)	-	-	-	(137,866)	-	(137,866)
Shareholders’ equity in accordance with
United States GAAP at December 31,
2003	15,261,378	$9,852,069	$334,084	$(2,711,968)	$-	$7,474,185

Shareholders’ equity in accordance with
Canadian GAAP at December 31,
2004	17,607,510	$11,793,547	$1,189,196	$(3,973,713)	$-	$9,009,030

Acquisition of SESI (Note 18b)	-	267,830	-	-	-	267,830
Acquisition of Contech (Note 18c)	-	137,866	-	-	-	137,866
Write-off of deferred development costs
- as reported	-	-	-	(1,000,807)	-	(1,000,807)
- incurred on acquisition of SESI (Note 18b)	-	-	-	(267,830)	-	(267,830)
- incurred on acquisition of Contech (Note
18c)	-	-	-	(137,866)	-	(137,866)
Shareholders’ equity in accordance with
United States GAAP at December 31,
2004	17,607,510	$12,199,243	$1,189,196	$(5,380,216)	$-	$8,008,223

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

18.	Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - continued

f)	-Continued

	Common Shares		Contributed		Comprehensive
	Number	Amount	Surplus	Deficit	Income	Total

Shareholders’ equity in accordance with
Canadian GAAP at December 31,
2005	19,839,350	$15,264,758	$2,158,614	$(10,080,454)	$-	$7,342,918

Acquisition of SESI (Note 18b)	-	267,830	-	-	-	267,830

Acquisition of Contech (Note 18c)	-	137,866	-	-	-	137,866
Write-off of deferred development costs
- as reported	-	-	-	(3,545,128)	-	(3,545,128)
- incurred on acquisition of SESI (Note
18b)	-	-	-	(267,830)	-	(267,830)
- incurred on acquisition of Contech (Note
18c)	-	-	-	(137,866)	-	(137,866)
Shareholders’ equity in accordance with
United States GAAP at December 31,
2005	19,839,350	$15,670,454	$2,158,614	$(14,031,278)	$-	$3,797,790

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

18.	Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - continued

g)	Recent Accounting Pronouncements - Continued

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

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

18.	Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - continued

g)	Recent Accounting Pronouncements - Continued

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

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

18.	Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - continued

g)	Recent Accounting Pronouncements - Continued

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

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” which replaces APB Opinion No. 20, “Accounting Changes,” and supersedes FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements – an amendment of APB Opinion No. 28.” SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. SFAS 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005. The company does not expect the provisions of SFAS 154 will have a significant impact on its results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140.” This statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. In addition, SFAS 155 clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133. It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. SFAS 155 amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after 15 September 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

18.	Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - continued

	g)	Recent Accounting Pronouncements - Continued

In March 2006, the FASB issued SFAS 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140”. This statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This statement: (1) requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations: (a) a transfer of the servicer’s financial assets that meets the requirements for sale accounting, (b) a transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, (c) an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates; (2) requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; (3) permits an entity to choose either of the following subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities: (a) Amortization method—Amortize servicing assets or servicing liabilities in proportion to and over the period of estimated net servicing income or net servicing loss and assess servicing assets or servicing liabilities for impairment or increased obligation based on fair value at each reporting date, or (b) Fair value measurement method—Measure servicing assets or servicing liabilities at fair value at each reporting date and report changes in fair value in earnings in the period in which the changes occur; (4) at its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value; and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. An entity should adopt this statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The effective date of this Statement is the date an entity adopts the requirements of this statement.