Form 20-F
period 2006-12-31
SONIC TECHNOLOGY SOLUTIONS INC.
filed 2007-07-02
CIK 1270778

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

OR

[   ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________

Commission file number: 000-50734

SONIC TECHNOLOGY SOLUTIONS INC.
(formerly Sonic Environmental Solutions Inc.)
(Exact name of Registrant specified in its charter)

BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization)

Unit 7 – 8765 Ash Street, Vancouver, British Columbia, Canada, V6P 6T3
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 31,260,068 Common Shares, without par value.

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
Item 17 [X]             Item 18 [   ]

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [   ]       No [X]

GENERAL

In this Annual Report on Form 20-F, all references to “Sonic”, “us”, “we” or the “Corporation” refer to Sonic Technology Solutions Inc. including its subsidiaries. References to this “Form 20-F” and this “Annual Report” mean references to this Annual Report on Form 20-F for the year ended December 31, 2006.

The Corporation uses the Canadian dollar as its reporting currency. All references in this Annual Report to “dollars” or “$” are expressed in Canadian dollars, unless otherwise indicated. See also Item 3 - “Key Information” for more detailed currency and conversion information.

FORWARD LOOKING STATEMENTS

This Annual Report contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “could”, “plan”, “expect”, “estimate”, “anticipate”, “project”, “predict”, “intend”, “may”, “potential”, “believe” and similar expressions and variations thereof are forward-looking statements. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, participation in projects and financing, the expected timing and success for receipt of licensing for use of the SonoprocessTM in Ontario and other jurisdictions, the commercialization of SonoprocessTM applications that are in development or at the proof of concept stage and the timing and scope of future soil remediation contracts and other statements that are not historical facts. Although Sonic believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risk Factors” elsewhere in this Annual Report. The reader is cautioned not to place undue reliance on forward-looking statements. Sonic undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this filing. You should carefully review the cautionary statements and risk factors contained in this and other documents that we file from time to time with the Securities and Exchange Commission.

GLOSSARY

The following is a list of certain defined terms used in this Annual Report. This Annual Report also includes additional defined terms within the body of the document.

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

“ppm” means parts per million;

“SESC” means Sonic Environmental Solutions Corp., a wholly-owned subsidiary of Sonic incorporated under the laws of California;

“SESI” is used as a reference to Sonic Energy Systems Inc., the company acquired by Sonic in 2002 to become involved in the environmental remediation business;

“Sonic Generator” means the large-scale, industrial generator consisting of an electromagnetic drive system and related equipment, developed by Sonic that produces sonic energy capable of causing matter transformation to occur;

“Sonic Treatment System” means a proprietary process for the remediation of soils and wastes contaminated by persistent organic pollutants such as PCB and comprising an extraction process for the pollutant utilizing the Terra-Kleen extraction process and/or a Sonoprocess™ stage for de-chlorination of the pollutant;

“SonoOil Inc.” means a wholly-owned subsidiary of Sonic licensed to develop and market Sonoprocess™ applications in the Canadian oil sands industry;

“Sonoprocess™” means a chemical, biological or physical process resulting from the application of sonic energy to matter;

“sonication” means the application of sonic energy in a SonoprocessTM;

“Terra-Kleen” means Terra-Kleen Response Group, Inc., a corporation acquired by Sonic in 2005;

“Terra-Kleen extraction process” means a proprietary solvent extraction process developed by Terra-Kleen that causes hazardous waste to be separated from soil into a concentrate; and

“vitrification” means a technology that uses electrodes to heat and melt contaminated soil or sediment containing organic, inorganic, or radioactive contaminants.

PART 1

ITEM 1      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.             Directors and Senior Management

Not applicable.

B.             Advisers

Not applicable.

C.             Auditors

Not applicable.

ITEM 2       OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3       KEY INFORMATION

A.             Selected Financial Data

The following selected financial data has been derived from our audited consolidated financial statements. This financial data is in Canadian dollars and is presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and United States GAAP (“US GAAP”), as indicated. This information should be read in conjunction with, and qualified by reference to, our financial statements included in Item 17 of this Annual Report. Included as note 21 to the audited financial statements is a United States GAAP reconciliation that describes the principal differences between Canadian GAAP and US GAAP as they relate to the financial statements.

Balance Sheet Data:

(CAD$)	As at December 31, 2006	As at December 31, 2005	As at December 31, 2004	As at December 31, 2003	As at January 31, 2003
Current Assets Canadian GAAP US GAAP	$3,344,401 $3,344,401	$3,175,982 $3,175,982	$6,681,285 $6,681,285	$7,400,888 $7,400,888	$1,605,325 $1,605,325
Property, Plant and Equipment, Net Canadian GAAP US GAAP	$3,470,938 $3,470,938	$3,367,936 $3,367,936	$2,139,385 $2,139,385	$274,818 $274,818	$86,089 $86,089
Deferred Development Costs Canadian GAAP US GAAP	$883,633 $-	$987,873 $-	$1,000,807 $-	$589,161 $-	$362,979 $-

Patents and Other Intangible Assets Canadian GAAP US GAAP	$3,075,633 $3,075,633	$3,387,921 $3,387,921	$883,893 $883,893	$1,054,147 $1,054,147	$1,021,127 $1,021,127
Total Assets Canadian GAAP US GAAP	$10,774,605 $9,890,972	$11,002,491 $10,014,618	$10,705,370 $9,704,563	$9,319,014 $8,729,853	$3,075,520 $2,712,541
Total Liabilities Canadian GAAP US GAAP	$2,588,721 $2,588,721	$2,960,762 $2,960,762	$897,699 $897,699	$219,330 $219,330	$176,143 $176,143
Working Capital Canadian GAAP US GAAP	$808,208 $808,208	$1,234,442 $1,234,442	$5,783,586 $5,783,586	$7,181,558 $7,181,558	$1,429,182 $1,429,182
Share Capital Canadian GAAP US GAAP	$26,373,095 $26,743,166	$18,559,541 $18,559,541	$14,118,912 $14,118,912	$10,916,626 $10,916,626	$3,575,850 $3,575,850
Deficit Canadian GAAP US GAAP	($18,187,211) ($19,440,915)	($10,517,812) ($11,505,685)	($4,311,367) ($5,312,174)	$(1,816,941) $(2,406,102)	$(538,606) $(901,585)
Shareholders’ Equity Canadian GAAP US GAAP	$8,185,884 $7,302,251	$8,041,729 $7,053,856	$9,807,545 $8,806,738	$9,099,685 $8,510,524	$3,037,244 $2,674,265
Number of Outstanding Shares	31,260,068	19,839,350	17,607,510	15,261,378	10,638,045

Statement of Operations Data:

(CAD$)	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004	Eleven Month Fiscal Period Ended December 31, 2003	Year Ended January 31, 2003
Revenue Canadian GAAP US GAAP	$1,665,706 $1,665,706	$1,114,439 $1,114,439	$1,093,387 $1,093,387	$87,225 $87,225	$ - $ -
Operating Costs Canadian GAAP US GAAP	$4,064,216 $4,064,216	$2,159,638 $2,159,638	$780,996 $780,996	$83,895 $83,895	$ - $ -
Expenses Canadian GAAP US GAAP	$4,403,391 $4,669,222	$3,904,494 $3,891,560	$2,949,279 $3,360,925	$1,327,100 $1,553,282	$294,859 $657,838
Loss for the Period Canadian GAAP US GAAP	$(7,299,328) $(7,565,159)	$(6,206,445) $(6,193,511)	$(2,494,426) $(2,906,072)	$(1,278,335) $(1,504,517)	$(289,145) $(652,124)
Loss Per Share – Basic and Diluted(1) Canadian GAAP US GAAP	($0.32) ($0.33)	($0.41) ($0.40)	($0.18) ($0.21)	$(0.13) $(0.16)	$(0.07) $(0.17)

(1)	The income (loss) per share amounts are the same on both a basic and a diluted basis.

No cash or other dividends have ever been declared by Sonic.

Currency and Exchange Rates

The following table sets out the exchange rates for one Canadian dollar (“CAD$” or “$”) expressed in terms of one United States dollar (“US$”) for each of the following periods calculated using the average of the exchange rates on the last day of each month in such periods.

				Eleven Month
	Year Ended	Year Ended	Year Ended	Period Ended	Year Ended
	December 31,	December 31,	December	December	January 31,
	2006	2005	31, 2004	31, 2003	2003
	(CAD$)	(CAD$)	(CAD$)	(CAD$)	(CAD$)
Average for
Periods…………	0.8816	0.8281	0.7721	0.7217	0.6390

The following table sets out the high and low exchange rates for the conversion of one Canadian dollar into United States dollars during the previous six months.

Month	Low	High
May 2007	0.8958	0.9376
April 2007	0.8621	0.9051
March 2007	0.8462	0.8696
February 2007	0.8419	0.8647
January 2007	0.8440	0.8598
December 2006	0.8569	0.8787

The noon buying rate of exchange on June 28, 2007 for the conversion of Canadian dollars into United States dollars was CAD$1.00 = US$0.9410.

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

Risks Related to our Business

Financial Risk – Sonic will need to access capital markets

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

Technical Risk – Sonic cannot guarantee the successful commercial operation of the Sonic Treatment System at all remediation sites

We have operated the full Sonic Treatment System commercially on a remediation site, but we still have limited operating experience. In particular, the success of the Sonic Treatment System is very site dependent and we have not operated extensively enough to guarantee that all sites will be commercially successful.

While we have used both the extraction and de-chlorination stages of the Sonic Treatment System in commercial remediation projects, the system will not be fully integrated until we are able to deploy a full system on a new project. We believe such an opportunity will arise in 2007, where the system will be designed to directly feed extracted PCB concentrate from the first stage to the second stage for de-chlorination. However, we have not yet undertaken such a measure. While this integration is not critical to successful operation of the two stages of the Sonic Treatment System, there is a risk that the fully integrated process will not work as efficiently as anticipated.

Technical Risk – Sonic cannot guarantee that further Sonoprocess™ developments will be commercially successful

We have developed a de-chlorination Sonoprocess™ which has been used commercially as part of the Sonic Treatment System. A key business objective is for us to further develop Sonoprocess™ applications for a wide range of value-added industrial and environmental processes. Nevertheless, while the sonic generator itself has met or exceeded expectations to date, each Sonoprocess™ development carries with it a technical risk. The technical risk extends from proof of concept, through pilot plant, and finally commercial scale-up. Accordingly, there is no assurance that we will be able to commercialize or achieve profitability for any commercial applications of a Sonoprocess™ or realize additional revenues from other Sonoprocess™ technologies.

Market Risk - Sonic needs to secure additional contract revenues and/or license fees from the application of its proprietary technologies

Our business plan contemplates that we enter into licenses and contracts for the use of the Sonic Treatment System to remediate PCB contaminated soil, and for the use of other Sonoprocess™ applications. To date, we have secured three soil remediation contracts in Canada and operate licensing arrangements in Japan and Australia for the extraction stage of the Sonic Treatment System. In order to generate revenue and be commercially successful as an enterprise, it is important that we obtain additional soil remediation contracts and license revenues. There is no assurance that we will be able to secure any additional contracts or otherwise generate additional revenues from soil remediation operations.

Financial Risk – Sonic has a history of losses and cannot guarantee future profitability

Since we commenced operations in 2000, we have operated on a start-up basis. Like most start-up companies, we have consistently incurred losses. We are attempting to transition our business from a start-up model to one that is based substantially on revenue growth and potential profitability, but have not achieved that goal at this point. We cannot guarantee that we will achieve profitability in the future, and a failure to do so will negatively impact our share value.

Intellectual Property Risk - Sonic cannot guarantee that it will be able to secure patent protection on future Sonoprocess™ applications of its Platform Technology

We have patent protection over our PCB soil remediation Sonoprocess™ and provisional PCT patent applications in the United States for additional Sonoprocess™ applications related to groundwater treatment, the use of fly ash in high quality concrete, and oil sands processing. The Terra-Kleen extraction technology is protected by several United States patents and considerable know-how. Nevertheless, our future success will depend, in part, on our ability to obtain patents on new Sonoprocess™ applications and designs, maintain trade secret protection and operate without infringing on the proprietary rights of third parties or having third parties circumvent our rights. There can be no assurance that current and future patent applications will result in the issuance of patents, that any patents issued will provide any competitive advantages, that such patents will not be challenged by any third parties, that the patents of others will not impede our ability to do business, or that third parties will not be able to circumvent the patents. Furthermore, there can be no assurance that others will not independently develop products similar to ours, or, if patents are issued to us, design around the patented products. As we acquired our intellectual property and assets through a creditor realization process, there is the possibility of legal challenges to our title to the existing assets on legal or equitable grounds.

Our Platform Technology is substantially based on two patents that will expire in less than four years. We have applied for or obtained several process patents that utilize our Platform Technology to perform key processes, including de-chlorinization of PCBs, groundwater treatment, the use of fly ash in high quality concrete and oil sands primary separation. We believe these process patents will act as an effective barrier to the use of our Platform Technology in respect of the particular process after the core patents expire. Nevertheless, once the core patents expire, other businesses may use our Platform Technology for commercial purposes to the extent we have not secured a potential use of our Platform Technology through a process patent or other intellectual property.

Human Resources Risk – Loss of key personnel could have a negative impact

Our success will depend in large part upon the continued services of a number of key employees. Our employment contracts with key personnel permit termination upon a short notice period. The loss of the services of one or more of our key personnel could have a material adverse effect on us. We do not maintain key man insurance. In addition, if one or more of our key employees resigns to join a competitor or to form a competing company notwithstanding such restrictions in each of their employment agreements, the loss of such personnel and any resulting loss of existing or potential clients to any such competitor could have a material adverse effect on our business, financial condition and results of operations. In the event of the loss of any such personnel, there can be no assurance that we would be able to prevent the unauthorized disclosure or use of our technical knowledge, practices or procedures by such personnel. The loss of any of our key personnel could result in an inability to successfully implement our plan of operations and achieve revenues.

Jurisdictional Risk - Enforcement of civil liabilities

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

Regulatory Risk - We may not obtain regulatory approval to use the Sonic Treatment System for all available market areas

Either we or our licensees have obtained regulatory approval of the extraction process of the Sonic Treatment System in all or parts of Australia, Japan, Canada and the U.S., and for the full Sonic Treatment System in British Columbia. The U.S. Environmental Protection Agency (“EPA”) regulations do not require further approval of our extraction stage as a treatment process. We expect that this will also be the case in other regulatory jurisdictions which differentiate between treatment and extraction of a contaminant. However, this does not guarantee that regulatory approval will be received anywhere else. In most places, regulatory approval is required before we are able to use our treatment technologies commercially, particularly in respect of the SonoprocessTM portion of the Sonic Treatment System. If we do not obtain regulatory approval in a particular jurisdiction, we will not be able to complete soil remediation contracts within that jurisdiction. Any such failure to obtain regulatory approval will have a negative impact on our business.

Conflict of Interest Risk - Directors and officers

Our directors and officers may serve as directors or officers, or may be associated with other reporting companies or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which we may participate, those directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If a conflict of interest arises, we will follow the provisions of our governing corporate legislation dealing with conflicts of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of our directors, disclose his interest and refrain from voting for or against the approval of such participation or such terms unless otherwise permitted. In accordance with the Business Corporations Act (British Columbia), our governing statute, our directors and officers are required to act honestly, in good faith and in the best interests of the company.

Risks Related to our Industry

Technical Obsolescence Risk - Technological advancements by others may diminish competitive advantage

Our business is technological in nature and the environmental and industrial sector is subject to rapid and substantial technological change. If other companies develop technology that is superior to our technology, then our potential customers may enter into soil remediation contracts or otherwise do business with those competitors. Technological competition among participants in our industry sector is intense and is expected to increase. There can be no assurance that developments by others will not render our products or technologies non-competitive or that we will be able to keep pace with technological developments.

Environmental Risk – Compliance with environmental laws could negatively impact our operations

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

We maintain a comprehensive Environmental Health and Safety policy and have secured extensive insurance coverage to mitigate against environmental-related risks. Nevertheless, even if the loss from an environmental-

related incident were covered by insurance, such an incident would likely have a negative impact on our financial condition. Liability may also exceed the amounts of any environmental liability insurance that we carry.

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

Patent Risks – Infringement, circumvention and expiration of our patents

There is a risk that our intellectual property will be infringed upon by competitors without our ability to legally or financially prevent such use. Although we attempt to patent all new Sonoprocess™ applications of our Platform Technology, retain any unpatented know-how and register any improvements upon our patents before they expire, we cannot provide assurance that this will be sufficient to prevent competitors from imitating our technology once the patents expire. If competitors are able to use our technology once the underlying patents expire, then these competitors may offer soil remediation and other services that compete with our PCB soil remediation services. In this event, our ability to achieve revenues from PCB soil remediation services will decrease.

Competitive Risk – Competition from other industry participants may negatively affect our business.

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

Risks Related to our Stock

Trading Risk - Volatility and illiquidity of shares could cause investor loss.

The market price of a publicly traded stock, especially stock of a junior issuer such as ours, is affected by many variables in addition to those directly related to product development successes or failures. Such factors include the general condition of market for junior stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the TSX Venture Exchange suggests our shares will continue to be volatile. Therefore, investors could suffer significant losses if our shares are depressed or illiquid when an investor seeks liquidity and needs to sell our shares.

Tax Risk - PFIC status has possible adverse tax consequences for U.S. investors.

Potential investors who are U.S. taxpayers should be aware that Sonic expects to be classified for U.S. tax purposes as a passive foreign investment company (“PFIC”) for the current fiscal year, and may also have been a

PFIC in prior years and may also be a PFIC in subsequent years. This status arises due to the fact that Sonic’s unallocated cash is invested in interest-bearing securities creating “passive income” which, while modest and ancillary to the soil remediation business, is Sonic’s only source of income. If Sonic is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of Sonic. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Sonic’s net capital gain and ordinary earnings for any year in which Sonic is a PFIC, whether or not Sonic distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s tax basis therein. For additional information, please see Item 10E under the heading “Passive Foreign Investment Company”.

U.S. Investor Risk – Sonic shares are considered Penny Stocks and subject to the U.S. “Penny Stock” Rules.

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

ITEM 4      INFORMATION ON SONIC

A.           History and Development of Sonic

Name and Incorporation

Sonic Technology Solutions Inc. (“Sonic” or the “Corporation”) was incorporated on February 4, 2000 under the laws of the Province of British Columbia, Canada as ADR Global Enterprises Ltd. (“ADR”). Sonic subsequently changed its name on December 12, 2002 to “Sonic Environmental Solutions Inc.”. On June 27, 2007, the Corporation changed its name to “Sonic Technology Solutions Inc.”. Sonic is governed by the Business Corporations Act (British Columbia).

Sonic’s head office is located at Unit 7 – 8765 Ash Street, Vancouver, British Columbia, and its telephone number is (604) 736-2552.

History of the Corporation

Sonic initially commenced its business operations by completing a prospectus financing and listing on the TSX Venture Exchange in the fall of 2000. At that time, Sonic was a “capital pool company”, whose principal purpose was to utilize its cash and exchange listing to identify and acquire an existing business. Sonic completed this process in December 2002, when it acquired SESI Systems Inc. (or “SESI”). SESI held the patents relating to the Platform Technology and owned three demonstration sonic generators. Sonic completed the acquisition through a plan of arrangement under British Columbia law in which Sonic acquired all of the shares of SESI in exchange for approximately 3,000,000 common shares of Sonic. Sonic subsequently established a management team and business plan to leverage the assets acquired from SESI into a commercial enterprise, focusing in particular on the application of its core SonoprocessTM technology to various industrial and environmental processes.

Following the acquisition of SESI, Sonic dedicated a substantial portion of its time and efforts to the commercialization of its SonoprocessTM for the de-chlorination of PCB contaminated materials. The Corporation completed development testing and a pilot plant for the PCB de-chlorination SonoprocessTM in 2003 and 2004. In 2005, Sonic deployed a commercial scale PCB de-chlorination SonoprocessTM plant on a site owned by Juker Holdings Ltd. (“Juker”) in Delta, British Columbia. Throughout the latter half of 2005 and 2006, Sonic conducted PCB soil remediation operations on the site, processing approximately 1100 tonnes of soil.

At the end of the fourth quarter of 2005, Sonic acquired 100% of the shares of Terra-Kleen Response Group, Inc. (“Terra-Kleen”), through a merger with a newly incorporated California subsidiary of Sonic (Sonic Environmental Solutions Corp.). Through this acquisition, the Corporation gained the exclusive rights to Terra-Kleen’s proprietary and patented technologies for the remediation of contaminated soil through a solvent extraction process which removes and concentrates contaminants. Sonic determined that this process could be integrated into its existing de-chlorination process for PCBs by substantially reducing the amount of material that needed to be delivered to the SonoprocessTM facility, and thereby increase operating efficiencies. The total consideration for the Terra-Kleen acquisition consisted of the re-payment of loans in the amount of US$488,000 and the issuance of common shares with a value of US$500,000 at a price of CAD$2.50 per share. On June 21, 2006, Sonic issued an additional US$500,000 of its common shares at a price of CAD$0.93 per share. The merger agreement contemplated further payments up to a maximum aggregate consideration of US$8,000,000. On March 23, 2007, the parties amended the merger agreement whereby Sonic paid US$250,000 in exchange for the termination of all rights to further consideration. Alan Cash, the former shareholder of Terra-Kleen and the President of USA Operations and a Director of Sonic, resigned all his positions concurrent with this amendment.

Since 2005 Sonic has focussed on expanding its PCB remediation business and has begun to more actively advance the development of additional Sonoprocess applications. In that regard, Sonic has been seeking industry partner participation for the different Sonoprocess applications to ensure a more effective and timely development and commercialization process.

Recent Developments

Equity Financings

Sonic completed three private placement financings in the past year, as indicated below:

  On March 28, 2006, Sonic issued 2,797,223 units at a price of $0.90 per unit for gross proceeds of $2,517,500. Each unit consisted of one common share and one-half of one share purchase warrant. Each full share purchase warrant is exercisable into one common share at a price of $1.20 for a period of two years.

  On December 13, 2006, Sonic received a final receipt for a short-form prospectus that qualified the distribution of 6,670,000 common shares and 6,670,000 common share purchase warrants issued upon the exercise of 6,670,000 Special Warrants (as defined herein), which were issued for gross proceeds of $3,335,000. Each common share purchase warrant is exercisable into one common share at a price of $0.70 for a period of two years.

  On April 30, 2007, Sonic issued 10,064,000 units at a price of $0.45 per unit for gross proceeds of $4,528,800. Each unit consisted of one common share and one-half of one share purchase warrant. Each full share purchase warrant is exercisable into one common share at a price of $0.60 for a period of two years.

On December 31, 2006, Sonic entered into an agreement with the holders of $1,000,000 of convertible debentures that were originally issued in December 2005. Under the agreement, Sonic purchased the convertible debentures from the holders for their face value, with Sonic paying the purchase price by issuing 1,333,334 common shares at a price of $0.75 per share. The holders received an additional 878,789 shares compared to the original conversion terms; and the difference was valued at $399,849. The debenture holders were directors of the Corporation. The debentures carried a 24-month term and 12% interest rate per annum paid quarterly in arrears. The 500,000 common share purchase warrants issued in connection with the convertible debentures remain exercisable into additional common shares at a price of CAD$2.20 per common share. All deferred financing costs related to the debentures have been expensed in the current period.

Operations

During 2006 and the year to date, Sonic either commenced or continued work on three site remediation projects:

  Operations at Sonic’s project at the Juker site in Delta, British Columbia were substantially completed during the year. Following the adaptation of the Terra-Kleen extraction process into site operations, an additional 1500 tonnes of highly contaminated PCB soil were treated and removed from the site. The Corporation renewed its GVRD air emissions permit to allow the completion of SonoprocessTM operations to de-chlorinate concentrated PCB extract followed by demobilization from the site.

  Sonic secured a contract to remediate a site in the Greater Toronto Area (“GTA Site”). Sonic mobilized a full extraction stage of the Sonic Treatment System and commenced operations to treat up to 2500 tonnes of contaminated soil. The GTA site is a brownfield industrial site with varying levels of PCB contamination up to 20,000 ppm. Sonic has successfully treated the PCB contaminated soil to reach the target levels required by the province of Ontario’s Ministry of the Environment. During the fourth quarter of 2006, Sonic deployed 27 treatment bins, and to date has completed treatment on approximately 780 tonnes of soil.

  In October 2006, the Sonic was awarded a contract by an international consulting and remediation company for treatment of a site in Sault Ste Marie, Ontario. The extraction stage of the Sonic Treatment System was deployed to the site in November 2006. In excess of 600 tonnes of contaminated soil were treated on-site. Sonic treated the majority of the soil on-site in December 2006. Sonic demobilized from the site in January 2007, with the cleaned soil meeting the requirements for industrially zoned sites in Ontario

Veolia Environmental Services (Australia) Pty. Ltd. (“Veolia”), who has licensed the Sonic Treatment System extraction stage for use at site remediation projects throughout Australia, commenced its first site remediation project in Melbourne, Australia. Sonic provided Veolia with on-site training and support. Sonic has had discussions with possible licensees in Europe and North America during and subsequent to the year, in accordance with its long-term strategy to have a global network of operating licensees.

Sonic’s wholly-owned subsidiary, Contech PCB Containment Technology Inc., completed the removal and destruction of over 30,000 kilograms of electrical components containing PCB from a Canadian naval vessel.

During the year, Sonic’s EHS Management System was audited by the British Standards Institute and its registrations were renewed under ISO 14001:2004 and OSHAS 18001:1999.

Industrial SonoprocessTM Development

Sonic further assessed and developed Sonoprocess™ opportunities during the year. Sonic contracted with the Alberta Research Council to assess opportunities in the oil sands sector based on work by the Corporation’s Technical Advisory Board. This resulted in the identification of several opportunities in the sector as well as the establishment of a subsidiary company, SonoOil Inc., to develop one or more of the potential applications. Sonic intends to secure a collaboration arrangement with an industry partner before it begins testing to establish proof of concept and takes the development through pilot plant and demonstration stages. Sonic is currently in discussions with a potential industry partner on a potential collaboration arrangement. Additionally, Sonic has made provisional patent applications for Sonoprocess™ applications related to enhancement of the primary separation process for oil sands resources extracted through mining methods and the conditioning of fly ash as a cement additive. Sonic has also entered into an agreement with Petrosonic Energy Systems Inc. to jointly develop an improved upgrading process for heavy oil using Sonic’s SonoprocessTM technology.

Sonic has utilized its previous work on ash conditioning to assess a SonoprocessTM opportunity to develop additional ash based products during the year. Sonic has conducted additional testing since the end of the period and is further evaluating this potential application. Other SonoprocessTM opportunities related to bio-treatment processes and other processes are at various stages of preliminary development from a business and technical perspective.

Capital Expenditures

A discussion of Sonic’s principal capital expenditures over the last three years may be found under “Results of Operations” and under “Cash used in Investing Activities” in Item 5. A description of the principal capital expenditures currently in progress or planned for the coming year may be found under Item 4B - “Business Overview” of this Form 20-F.

B.           Business Overview

Overview of Sonic

Sonic is a Canadian-based technology company in the process of commercializing SonoprocessTM utilizing its Platform Technology for environmental and industrial applications.

Sonic’s business strategy is to develop and commercialize Sonoprocess™ applications in sectors where process efficiency and effectiveness is of great value. A Sonoprocess™ can be chemical, biological or physical processes enhanced or enabled by sonic energy. While Sonic has developed several Sonoprocess™ applications to the proof-of-concept stage, Sonic has focused on the commercialization of one particular SonoprocessTM in order to validate the technology in the environmental sector. This process is the destruction of persistent organic pollutants such as PCB. Accordingly, the PCB soil remediation market currently represents a significant part of Sonic’s business operations.

The Sonoprocess™

Sonic’s patented sonic generators produce extremely intense agitation via low frequency sonic energy using a massive steel bar vibrating at its natural resonance frequency. The vibrational sonic energy from the bar is transmitted to the attached chambers through which fluid materials or slurries can be pumped and are subjected to very intense audio agitation. The intense agitation can be used to grind particles, effect rapid gas to liquid mass transfer, emulsify fluids and, in some cases, enhance rates of chemical reactions in industrial scale applications.

Sonic has tested a number of potential commercial applications of its Platform Technology. As a result, Sonic has determined its Platform Technology could likely be used in one or more Sonoprocess™ applications capable of performing the following:

  The de-agglomeration of materials (the breakdown of agglomerated materials into individual particles);

  The creation of dispersions (homogeneous suspensions of solid particles in a fluid);

  Fine grinding (the creation of small particle sizes typical of powders or materials that are required to be kept in a suspension);

  The synthesis of industrial chemicals (creation of a chemical through the chemical bonding of other chemicals or elements); and

  The chemical extraction of metals (the extraction of metal elements or compounds from the material or chemicals).

Sonic believes that there are potential Sonoprocess™ applications in such diverse industries as agriculture, chemical manufacturing and processing, food processing, municipal waste treatment, petroleum, pharmaceutical, pulp and paper, potable water treatment and environmental remediation.

The PCB Soil Remediation Business

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

While the manufacture of PCB has reportedly ceased, the potential for release of PCB into the environment has not. Significant quantities of PCB continue to be used or stored, meaning that PCB will likely constitute a threat for decades to come. PCB is released into soil through spills, leaks from electrical and other equipment, and improper disposal and storage of PCB-laden equipment. PCB binds strongly to soil and remains there for several years. It is estimated that more than half of the PCB produced in the world has been released into the environment.

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

Chemical De-halogenation or De-chlorination

Chemical de-halogenation and de-chlorination is a process by which PCB chlorine atoms are removed from soil by an induced chemical reaction. An example of a chemical de-halogenation process is “base-catalyzed decomposition”, which has been used on a research scale to treat PCB-contaminated soils.

Chemical Waste Landfills

In the U.S. and Canada, PCB waste may be stored in specialized landfills provided the landfill has received specific authorization from the EPA to receive such waste. A limited number of these land fills exist, and they are viewed by the EPA as a temporary measure pending treatment from a process that actually remediates the contaminated waste.

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

Solvent Extraction

Solvent extraction does not destroy wastes but physically separates hazardous contaminants from soil. The process involves media preparation, contaminant extraction, solvent/media separation, contaminant collection, and solvent recycling. The contaminant extract requires further treatment, such as incineration or de-halogenation.

Stabilization/Solidification

Waste stabilization adds a binding agent to the waste to convert contaminants into a less soluble, less mobile or less toxic form. The binding agent encapsulates the contaminants in solid material, which does not destroy the PCB, but does limit the risk of the contaminated material from migrating. This process generally involves soil or sediment excavation, removal of oversized debris, mixing of the waste with the binding agent and water, and possibly off-gas treatment.

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

The National Inventory of PCBs in Use and PCB Wastes in Storage in Canada is an annual report summarizing information in the Canadian PCB inventory database which is prepared by Environment Canada for the Canadian Counsel of Ministers of the Environment. In this report, Environment Canada estimates that there are approximately 30,000 sites in Canada requiring remediation of PCB contaminated soil. Of these sites, approximately 6,000 are located on lands owned by the federal government (4,000 of which are registered as priority clean-up sites). The report also estimates that there are an additional 1,718 PCB waste storage sites under the National PCB inventory list and 1,485 Non-federal PCB waste storage sites. The EPA’s Markets and Technology Trends Report (2004) estimates that Canada has up to 5 million tonnes of PCB-contaminated soil. The largest market in Canada is in Ontario and the Ministry of Environment for that province has recently proposed new regulations for PCB which would require property owners to remediate their sites.

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

The remediation industry is considered to be a rapidly emerging market in all of Asia. The Japanese PCB remediation market is highly regulated, particularly in respect of dioxins. Sonic’s Terra-Kleen and PCB

SonoprocessTM technologies are capable of dioxin remediation. Sonic has undertaken detailed study in 2005 of the Japanese market for PCB and dioxin treatment, including the engagement of third party environmental consultants, to formulate an entry strategy.

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

The “Law Concerning Special Measure against PCB waste” was legislated in Japan in 2001. As a result of this legislation, the holders of PCB waste are required to dispose of all PCB contaminated matter by July 2016. The Japanese Ministry of Environment is working on enforcing the clean-up of PCB wastes through the Japan Environmental Safety Corporation (“JESCO”), a special company wholly owned by the Japanese government that reports directly to the Ministry. JESCO’s mandate is to construct and operate PCB waste treatment facilities throughout Japan. JESCO is the key regulatory authority for approval of Sonic’s PCB SonoprocessTM in Japan.

Sonic Treatment System

The Sonic Treatment System comprises the Terra-Kleen extraction process and the Sonoprocess™ de-chlorination stage. Sonic developed the de-chlorination Sonoprocess™, which is capable of being used separately on any PCB waste which can be slurried with a solvent. The de-chlorination Sonoprocess™ was originally developed to be capable of treating soil slurry directly. It was subsequently combined with the Terra-Kleen extraction process to form the Sonic Treatment System, thus enabling the extraction to be performed under passive conditions and the de-chlorination high energy Sonoprocess™ to be performed more efficiently on a concentrated extract.

Initial Sonoprocess™ Development

The de-chlorination stage of the Sonic Treatment System was developed by Sonic using the Platform Technology. An independent engineering consulting firm was retained to perform a technical review of Sonic’s Platform Technology, including proof of concept of the de-chlorination Sonoprocess™ for use in remediating PCB contaminated soil. Further tests of the SonoprocessTM technology were conducted in 2002 for the purpose of assessing whether the process could achieve de-chlorination of PCB contamination in soil to below a 2 ppm PCB level. The 2ppm PCB level is widely considered equivalent to complete destruction, and is the threshold below which treated soil can be accepted for fill into residential or industrial land in British Columbia.

The PCB de-chlorination Sonoprocess™ involves the contaminated waste being slurried with a solvent and mixed with a de-chlorinating reagent. It is then fed through the Sonic Generator reaction chamber where it is subjected to sonic energy. This enables the reagent to be altered into a highly reactive state whereby it can de-chlorinate the PCB molecules to form salt and non-toxic hydrocarbons. Sonic completed proof of concept testing in 2003 and constructed a pilot scale facility for the Sonoprocess™ in Richmond, British Columbia. The pilot plant (the “Pilot Plant Facility”) was completed in 2004, and has continued in use for regulatory testing, treatability studies and other applications.

Sonic entered into its first soil remediation contract on July 23, 2004 with Juker for a site in Delta, British Columbia. The contract related to the demonstration of onsite clean-up and treatment of approximately 2,700 tons of PCB contaminated soil and other materials on property owned by Juker. In 2005, Sonic completed construction of its first full-scale Sonoprocess™ mobile facility. This facility was deployed on the Juker site in order to commission the equipment prior to commencing the soil remediation work. Sonic completed basic safety and functionality testing in mid-2005, and began to extract and destroy PCBs on the site throughout the latter half of 2005 and early 2006. Sonic processed approximately 1100 tonnes of soil on the site. In the course of these operations, Sonic experienced process material handling issues which required plant optimization and modification. These issues arose from the accumulation of fine and organic material in the solvent which acts as a dead load in the PCB destruction Sonoprocess™. Sonic chose to address this issue by adding the Terra-Kleen extraction process to reduce the amount of material that proceeds to the Sonoprocess™ de-chlorination stage rather than add further complexity to the Sonoprocess™ stage.

Integration of the Terra-Kleen Extraction Stage

The acquisition of Terra-Kleen enabled Sonic to include the Terra-Kleen process as the initial extraction stage in remediation operations. To gain operating experience with Terra-Kleen, Sonic included a Terra-Kleen system on the Juker site, and in early 2006, installed a full Terra-Kleen facility. Sonic received regulatory approval for the use of the Terra-Kleen process in British Columbia and recommenced full-scale soil remediation on the Juker site. The integration of Terra-Kleen’s extraction process with the Sonoprocess™ successfully mitigated the material handling issues encountered by Sonic in its initial commercial operations. Ultimately, the remediation at the site was completed and all of the extract in the soil was de-chlorinated. By the completion of the project, over 2900 tonnes of soil was treated and removed from the site.

Continuing Operations

In 2006, Sonic entered into a contract to remediate PCB contaminated soil at the GTA Site, which contained varying levels of PCB contamination. Sonic has carried out the remediation on-site as a sub-contractor to a national environmental management company. The contract guarantees the processing of a minimum of 500 tonnes and a maximum of 2,500 tonnes of contaminated soil. To date, Sonic has completed treatment on approximately 780 tonnes of soil using the extraction stage of the Sonic Treatment System.

In October 2006, the Corporation was awarded a contract by an international consulting and remediation company for treatment of a site in Sault Ste Marie, Ontario. The Sonic Treatment System was deployed to the site in November. Sonic carried out on-site treatment of in excess of 600 tonnes of contaminated soil using the extraction stage of the Sonic Treatment System. The soil was treated in compliance with the requirements for industrially zoned sites in Ontario and was placed back on the property.

Sonic’s subsidiary, Contech PCB Containment Technology Inc. (“Contech”), continued PCB operations in British Columbia. Since 1993, Contech has operated a collection and consolidation service for the removal of stored or recently removed electrical components which may contain PCB and other PCB contaminated wastes. It specializes in on-site contracting, the handling, transport and disposal of PCB-contaminated products. Contech handles hazardous wastes, including packing, providing of approved storage containers, collection and transportation of the contaminated materials, and associated regulatory matters. Contech’s operations are located at a site on Mitchell Island in Richmond, British Columbia.

Regulatory Matters

Sonic must obtain regulatory approval for its PCB SonoprocessTM in each jurisdiction in which the facilities are deployed. In general, this involves approval for the operation of the treatment facilities itself and approval of the proposed operational plan for each particular site remediation.

In September 2004, Sonic completed all required test work and obtained all required environmental regulatory approvals from the British Columbia government for the use of its Sonoprocess in the province of British Columbia. Sonic also obtained approval for the operating plan on the Juker site in British Columbia and an air permit from the Greater Vancouver Regional District (a quasi-municipal body with delegated power to regulate certain environmental matters within the greater Vancouver region) in March 2005. In Ontario, Sonic’s PCB Sonoprocess application was amended to include treatment of PCB concentrate, such as that produced by the Terra-Kleen extraction stage, and Sonic anticipates that all environmental approvals will be granted in the near future.

The Terra-Kleen process has been operating in the United States for several years, and its process has been specifically included in EPA regulations as a permitted method of treating soil contaminated with POPs. As the Terra-Kleen process does not involve the destruction of PCBs, Sonic anticipates that regulatory approval for the process will proceed in other parts of Canada relatively quickly. Sonic has already received approval to operate the Terra-Kleen extraction process in Ontario, and is now able to use the Terra-Kleen process to operate commercial treatment facilities for the treatment of PCB contaminated sites in Ontario subject to receiving a Certificate of Approval for each site plan. Sonic has also received approval to use the Terra-Kleen extraction process in British Columbia.

Sales, Marketing and Licensing of Sonic Treatment System and Environmental Remediation Services

Sonic’s target market is any organization that collects, stores and disposes of PCBs. Sonic is initially focused on identifying and contracting with such customers in Canada, but is now seeking to advance opportunity in the U.S. market. Sonic has developed relationships with land developers and environmental consulting and management companies which have resulted in potential strategic clients for Sonic to work with as beta sites for its Sonic Treatment System in the Canadian market. Within Canada and the U.S., Sonic will seek to partner with regional operators where such partnership would increase Sonic’s market access and competitive advantage.

Sonic is pursuing commercial opportunities in industrialized countries outside North America through licensed arrangements. To date, Sonic has licensed the Terra-Kleen extraction process to Mitsubishi Heavy Industries in Japan and to Veolia in Australia. Mitsubishi Heavy Industries is operating commercially through a non-exclusive license that requires the company to pay to Sonic a royalty on all revenue received using the Terra-Kleen extraction process. Veolia has conducted a demonstration project in Melbourne to gain regulatory approval in Victoria and will apply for approval in other states in Australia.

Competition

Sonic believes that its principal competitors in the PCB soil remediation market are market participants who address PCB contamination by incineration or landfill. The only other established and commercially available solution technology is thermal desorption by which PCB contaminants are vaporized and re-condensed.

In Canada, there are two incinerators capable of treating PCBs, a facility owned by Bennett Environmental Inc. located in Quebec and the Swan Hills facility operated by the Alberta government. There are several incinerators located in the United States. Often, incinerators treat a wide spectrum of hazardous waste in different physical forms such as liquid, sludges, soils and medical wastes. As a result, some of these facilities include additional features that have made them more expensive to build and possibly more expensive to operate. Thermal desorption is available in mobile units and at a fixed facility operated by Phase Separation Solutions in Saskatchewan.

Sonic’s management believes that the Sonic Treatment System holds a number of competitive and environmental advantages over its competitors in the PCB soil remediation market. These benefits include the mobility of the treatment facility, which will reduce transportation and handling costs and the environmental risks involved in transporting hazardous materials. Sonic’s process does not produce dioxins or furans, as compared to incineration and permits the soil to be reused. Sonic’s process consumes less energy than incineration and has the potential for economies of scale.

Intellectual Property

One of Sonic’s key assets is its intellectual property. Sonic holds patents over its Platform Technology as represented by its core Sonic Generator, over the Terra-Kleen extraction process and over specific SonoprocessTM applications that have been developed to the proof of concept stage. Sonic also utilizes copyright, trademarks and trade secrets in the course of its business.

Sonic Generator

Sonic’s Platform Technology is based on two patents, which were originally granted in the United States in 1990 and 1991, respectively. The patents are broad in scope and each has a number of key design claims that will inhibit competitors from producing a similar design. One of the patents relates to the electromagnetic drive system used in the Sonic Generator. Drive systems that utilize this patent produce sonic energy that, to Sonic’s knowledge, cannot be reproduced and/or focused in the processing chambers in as efficient a manner through any other design. Title to the patents for the Sonic Generator and the Grinding Method and Apparatus is assigned to Sonic. These patents were extended to Canada in 1993 and 1995 and were also extended to Germany in the mid-1990’s. One patent was extended to Japan.

Terra-Kleen Process Patents

Sonic holds an additional three United States patents and two United States provisional applications related to the Terra-Kleen process. These patents include a process for regenerating spent solvent issued in 2000, a process for removing solvent from soil and debris issued in 1998 and a process for removing hazardous, toxic and radioactive wastes from soils and sediments issued in 1995. Provisional applications related to a system for treatment and disposal of contaminated soils and sediments submitted in April 2005 and a method for treating dioxin contaminated incineration ash submitted in November 2004. These patents are only held in the United States and were assigned to, and are currently held by, Sonic’s U.S. subsidiary, Sonic Environmental Solutions Corp.

Sonoprocess™ Patents

Sonic obtained a U.S. patent for its PCB de-chlorination Sonoprocess™ in July 2005, at which point it immediately filed a Patent Cooperation Treaty (PCT) application via the U.S. Patent and Trademark Office for application in approximately 20 countries. The patent has now been approved in several countries and is in the National Phase Entry stage in other jurisdictions.

Sonic has filed provisional patent applications in the United States relating to ground water treatment and ash conditioning. In 2006, Sonic filed a provisional patent application related to a Sonoprocess™ for use in oil sands primary separation.

Other Intellectual Property

Sonic has registered “SONOPROCESS” as a trademark in Canada.

New Sonoprocess™ Applications

Following the verification of the performance, reliability and cost of the Corporation’s full scale Sonic Generators, Sonic began to prioritize some of the other Sonoprocess™ opportunities for its Platform Technology, particularly where proof of concept had been established. The processes that have had key developments or otherwise represent a priority to Sonic are as follows:

SonoOil Inc.

Following the recommendations of the Corporation’s Technical Advisory Board, Sonic began work on the development of Sonoprocess™ applications in the oil sands industry. Further evaluation work was conducted by the Alberta Research Council, and as a result Sonic retained the services of Coanda Research and Development to assist in the initial testing to verify proof of concept of its Platform Technology to enhance the recovery of oil from the primary extraction process. Sonic has also undertaken work on the enhanced recovery of naptha and oil from various process waste streams. The Corporation received funding from the Industrial Research Assistance Program of the federal government of Canada and is now in discussion with major industry participants to enter into a collaboration to continue the development and testing.

Ash Conditioning

In 2005, Sonic collaborated with Canmet of the federal government of Canada’s National Resources Canada program to explore opportunities for ash conditioning in relation to the ash disposal, focussing in particular on the hydration and recarbonation of spent limestone used for emissions control in fluidized bed combustion. Further review by Sonic’s technical Advisory Board resulted in these efforts being redirected in 2006 towards the conditioning of the ash as a cement substitute or additive. This decision was based largely on the relative business cases and time to access a market. While the recarbonation represents an important global opportunity in terms of greenhouse gas reduction and carbon credits, the infrastructure in North America is uncertain.

The concrete industry, conversely, is facing cement shortages and is already utilizing a variety of additives. By appropriately conditioning and removing excess carbon from ash, Sonic has undertaken sufficient work to verify the concept and file a provisional patent. Sonic has subsequently received assistance from the federal government’s Industry Research Assistance Program, and with that funding conducted a series of product tests. Sonic is currently seeking an industry partner to collaborate in the further testing and development of this process.

Heavy Oil Upgrading

In May 2007, Sonic entered into an agreement with PetroSonic Energy Systems Inc., whereby the parties agreed to jointly work on the development of a SonoprocessTM for the upgrading of heavy oil. The principals of PetroSonic have extensive industry and technical experience in the heavy oil upgrading business. Pursuant to the terms of the agreement, the parties will conduct proof of concept testing, which, if successful, will lead to pilot testing. PetroSonic is providing the funding for the proof of concept testing, while Sonic has granted the right to use its SonoprocessTM and will make available Sonic personnel and its pilot plant for testing. If the proof of concept is successful, Sonic will obtain a 40% interest in PetroSonic, and the parties will identify funding and conduct a pilot test. Upon completion of a successful pilot test, PetroSonic will obtain from Sonic a license for the development of a SonoProcessTM to upgrade heavy oil and the parties will jointly evaluate commercial development of the process.

C.           Organizational Structure

The following chart sets out Sonic’s corporate structure, including name and jurisdiction of incorporation of each company:

Note: All subsidiaries are wholly-owned.

Sonic is in the process of organizing a new corporation to carry on business under the name “Sonic Environmental Solutions Inc.”.

D.           Property, Plants and Equipment

For a discussion of environmental issues that may affect Sonic’s utilization of fixed assets see “Risk Factors – Risks Related to the Industry” under Item 3D of this Annual Report.

Sonic’s material leased facilities and tangible fixed assets are summarized as follows:

Leased Facilities

Sonic maintains the following leased facilities:

1.

Sonic’s head office was located at Suite 2100-1066 West Hastings Street, Vancouver, British Columbia. These premises served as Sonic’s corporate head office until April 30, 2007. In May 2007, the Corporation relocated to Unit 7 – 8765 Ash Street, Vancouver, British Columbia. At that time, Sonic entered into a six year lease commencing October 1, 2007. The new facility includes corporate offices and facilities to accommodate the Corporation’s new “Sonoprocess™ Development Centre” and incorporating the formerly separate pilot plant and research facilities. Commitments under this lease are discussed in Item 5 of this Annual Report under the heading “Liquidity and Capital Resources”.

2.

In October 2003, Sonic entered into a lease of land for a pilot plant demonstration facility in Richmond, British Columbia. This facility was leased from Hazco Environmental Services Inc. for an initial one year term, with a yearly extension option. Sonic has extended the lease each year, but expects to relocate the pilot plant facility to its corporate office in 2007. The rent for the site is $24,000 per year plus an additional $50 per tonne of material handled through the Pilot Plant Facility, calculated monthly. The leased premises are comprised of 2,000 square feet of bare land.

3.	Contech’s contaminated waste handling plant is located in leased premises on Mitchell Island in Richmond, British Columbia. This plant is month to month lease at a rent of $3,000 per month.

4.	Sonic Environmental Solutions Corp. leases office space in San Diego, California. The office is a month to month lease at a rent of US$264 per month.

5.

The Corporation leases research and development (“R&D”) facilities at the BC Research Complex located on the University of British Columbia campus. These include a small laboratory, and two test areas. These leases are expected to be terminated in 2007 with collocation at the “Sonoprocess™ Development Centre”.

Sonic Generators

Sonic currently has three versions of its Sonic Generators: a 5 kW model, a 20 kW model and a 75 kW model, which are differentiated by the amount of material each generator is able to process. The kilowatt rating of a Sonic Generator refers to the electrical power consumption of the Sonic Generator. The current machines generate in the low frequency range from 100 to 500 Hz and range in weight from 1000 pounds to 6.5 tons. These units are based on two designs (horizontal and vertical) on which Sonic currently holds patents. The defining feature of the Sonic Generator is its ability to apply very intense audio frequency “agitation” or “vibration” to chambers mounted on each end of the vibrating bar or to fluid materials in direct contact with the bar. Sonic maintains one of each version for development purposes.

These low frequency Sonic Generators include commercial scale units with sufficient processing capacity for the first operating SonoprocessTM plant. Despite their size, the Sonic Generators remain transportable and require no anchoring once on site. Sonic currently holds two commercial scale Sonic Generators as part of PCB de-chlorination Sonoprocess™ facilities.

Sonic Treatment System

Sonic currently has one complete Sonic Treatment System comprising a Terra-Kleen extraction stage, which is currently located at the GTA site, and one PCB de-chlorination Sonoprocess™ stage, which is currently located at the Juker site.

The Terra-Kleen extraction stage is a waste minimization process designed to remove various groups of contaminants from soils. The technology also has the capacity to remove organic contaminants, such as PCBs, from low-level radioactive wastes. The system is transportable and can be configured to treat small quantities of soil (1 to 1,000 cubic yards) as well as very large volumes generated at remediation sites.

The Terra-Kleen solvent extraction technology is protected by a suite of United States patents covering various aspects of the system. The system evolved over 14 years and represents the culmination of proprietary know-how gained in over 20 major remediation projects. Terra-Kleen extraction stage comprises the following process steps:

  Contaminated soil is placed into proprietary extraction system bins;

  The extraction sequence is commenced based on empirical experience from thousands of extraction cycles and comprising a series of solvent treatments of each bin;

  On completion of extraction, the solvent recovery system is engaged comprising a boiler, distillation unit and solvent filters;

  Clean solvent is recycled in a system of solvent purification stations;

  A residual solvent vapour recovery system utilizes a separate blower system and leaves clean soil ready for backfill on-site; and

  Contaminant concentrates are collected for subsequent treatment.

The PCB de-chlorination Sonoprocess™ stage is designed to chemically destroy PCB in a liquid based medium which could include solvent based slurries. The process is based on long-established de-chlorination reactions. The Sonic Generator effects fine sodium dispersions, which is necessary to achieve complete reaction with chlorides and thus effective de-chlorination of the chlorinated molecules, such as PCB. The PCB de-chlorination Sonoprocess™ consists of the following process steps and related equipment:

  The waste stream is slurried in hydrocarbon matrix;

  Free water is removed from the matrix by heating;

  The de-chlorination reagents are added and the matrix pumped through a sonic reaction chamber;

  The reagent is finely dispersed and de-chlorinates the PCB to leave non-toxic benzene molecules;

  The solvent is then recycled by washing and filtering until disposal as an industrial fuel; and

  Exhaust gases from the heated tanks are not hot enough to contain PCB but are passed through a heat exchanger, condenser and filtration system before being discharged at ambient pressure in low volume.

Sonic budgets each Sonic Treatment System at a cost approximately $2,500,000 to construct. Operating costs of the plants will vary according to a number of factors, including the following:

  The degree of contamination of the soil to be treated;

  The nature of the soil to be treated;

  The presence of non-soil material mixed in with the soil to be treated;

  The moisture content of the soil; and

  The availability of power at the work site versus the requirement to obtain power from a portable generator.

Each Sonic Treatment System requires electrical energy supplied from the local electricity grid or from portable electrical generators and fuel for a boiler. Each plant is expected to have a typical plant operating life exceeding 5 years, with proper maintenance and parts replacement programs.

Sonic intends to construct future Sonic Treatment Systems to meet market demand in direct operations and/or for joint venture partners. Sonic subcontracts the machining, assembly and overall construction of the Sonic Treatment Systems to qualified sub-contractors.

Sonoprocess™ Pilot Plant and Demonstration Facility

The Pilot Plant Facility is located in Richmond, British Columbia. The facility incorporates a Sonoprocess™ pilot plant designed to handle approximately 5000 litres per day and undertake treatability studies on a large scale. The facility consists of a 75kW Generator and other infrastructure comparable to the mobile facility, but on a smaller scale. The facility is also used to conduct development work on other SonoprocessTM applications.

Contech Facility

Contech operates PCB waste collection and consolidation operations. PCB waste is sorted and consolidated at the facility with temporary storage.

ITEM 4A   UNRESOLVED STAFF COMMENTS

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

BASIS OF FINANCIAL PRESENTATION

Sonic’s consolidated financial statements include the accounts of Sonic and its wholly owned subsidiaries, namely:

  SESI Systems Inc. (or “SESI”);

  Contech PCB Containment Technology Inc. (or “Contech”);

  Sonic Environmental Solutions Corp. (or “SESC”) ; and

  SonoOil Inc. (or “SonoOil”).

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

Cash	$(30)

Accounts Payable	$(23,371)

Deferred Development Costs	$178,819

Patents and other Intangible Assets	$992,927

Amount Due to Sonic Technology Solutions Inc.	$(150,043)

Issuance of Shares as Consideration for Net Assets Acquired	$998,302

Contech

Sonic acquired 100% of the shares of Contech effective August 1, 2003. As consideration for the acquisition of Contech, Sonic paid $67,375, $25,000 upon closing (paid) and 15 monthly payments of $3,000 (paid), having a present value of $42,375 using a 10% interest rate, and issued 100,000 escrow shares. The fair value of shares issued by the Company has been determined at $137,867, by taking the value of the shares ($1.55CDN) on the date of the agreement multiplied by the number of shares to be released over time, and discounted using a 10% interest rate, to take into account the time value of the consideration. The consideration has been allocated based on fair value, as follows:

Current assets	$79,159
Property, plant and equipment	34,065
Intangible Assets	137,866
Current liabilities	(45,848)
$205,242

This was a related party transaction as a major Contech shareholder was also an officer of Sonic. Current assets and liabilities, due to their short term nature, were valued according to their end result. Property, plant and equipment were valued according to the going rate for such items as verified by outside quotes.

Sonic Environmental Solutions Corp.

On December 21, 2005, Sonic acquired 100% of the shares of Terra-Kleen, through a merger with SESC.

The acquisition of Terra-Kleen has been accounted for under the purchase method of accounting. All inter-company transactions and balances have been eliminated on consolidation. Sonic’s results of operations as presented in its consolidated financial statements include the results of operations of SESC from December 21, 2005, being the date of acquisition, onwards.

A summary of the identifiable assets and liabilities of Terra-Kleen as at December 21, 2006 are as follows:

Current assets	$168,924
Property, plant and equipment	315,660
Patents and other intangibles	2,565,655
Current liabilities	(462,489)
Long term liabilities	(865,446)
Due to Shareholder	(571,528)
Due to Sonic Technology Solutions Inc.	(70,473)
$1,080,303

SonoOil Inc.

SonoOil was incorporated on June 2, 2006 under the Business Corporations Act (British Columbia). SonoOil was established to develop the Corporation’s core Sonic Generator technology in the oil sands industry.

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

Revenues

For 2006, Sonic earned revenues of $1,665,706. Of this total, $1,149,677 related to the Sonic’s site remediation and clean-up projects and the remaining $516,029 related to the waste disposal business carried out by Contech.

CRITICAL ACCOUNTING POLICIES

Revenue Recognition

Revenue is recorded once there is persuasive evidence that an arrangement exists, service is provided, the selling price is fixed and determinable, and the ability to collect is reasonably assured. Revenue from long-term fixed price soil remediation contracts is recognized on the percentage of completion method, based on the ratio of costs incurred to date over estimated total costs. This method is used because management considers expended costs to be the best available measure of progress on these contracts. Contract costs include all direct material and labour costs. Changes in estimates of contract price, total estimated costs or estimated losses, if any, are included in the determination of estimated cumulative revenue and expenses in the period the change is determined by management. Included in accounts receivable are unbilled amounts representing the excess of revenue recognized on long-term contracts over the amounts billed to date.

Research and Development Costs

New product development costs and existing product enhancement costs are deferred to future periods when the product or process is clearly defined, the costs can be identified, the technical feasibility has been established, management intends to market the product or process, a market exists for the product or process, and adequate resources exist to complete the project. These deferred development costs are amortized based on revenues, commencing from commercial usage, over the remaining economic life of the related product, not exceeding ten years. Research, as well as development costs that do not meet the preceding criteria are expensed in the period incurred. Research and development investment tax credits and government grants, if received, are applied against the deferred costs or expense, as applicable, in the period in which the investment tax credits and government grants are received. At each reporting date, the Corporation reassesses the relevant criteria for deferral and amortization and reviews the deferred development costs for impairment.

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

Management Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

RESULTS OF OPERATIONS

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with Sonic’s consolidated financial statements included in Item 17 of this Form 20-F.

Sonic’s results of operations, presented in accordance with Canadian GAAP, are summarized below:

				Eleven
	Year Ended	Year Ended	Year Ended	Months	Year Ended
	December 31,	December 31,	December 31,	Ended	January 31,
	2006	2005	2004	December 31,	2003
				2003

REVENUE	$1,665,706	$1,114,439	$1,093,387	$87,225	$-

OPERATING COSTS	$4,064,216	$2,159,638	$780,996	$83,895	$-

				Eleven
	Year Ended	Year Ended	Year Ended	Months	Year Ended
	December 31,	December 31,	December 31,	Ended	January 31,
	2006	2005	2004	December 31,	2003
				2003

EXPENSES

Advertising	$169,727	$144,552	$127,385	$54,925	$22,631

Automobile	$85,783	$72,807	$62,371	$27,560	$-

Amortization of property and office equipment	$132,729	$88,964	$46,322	$12,359	$2,357

Amortization of deferred development and other intangible asset costs	$462,508	$155,258	$237,697	$99,830	$-

Bad debts	$15,814	$-	$-	$-	$-

Bank Charges and Interest	$3,130	$1,709	$3,452	$828	$33,554

Consulting Fees	$635	$2,600	$74,382	$115,665	$83,456

Insurance	$143,037	$148,278	$118,794	$18,659	$5,163

Legal and Accounting Office,	$293,351	$217,787	$217,644	$112,574	$21,438

Postage and Printing	$84,950	$127,707	$135,252	$37,549	$20,796

Rent	$232,037	$166,625	$69,412	$42,401	$22,266

Research and Development	$66,772	$38,475	$36,863	$-	$-

Salaries and Wages	$1,456,868	$1,176,411	$653,663	$263,095	$37,248

Salaries and Wages – Stock Compensation	$493,871	$915,838	$760,524	$258,663	$6,468

Shareholder Relations	$42,018	$52,731	$23,718	$47,630	$6,317

Shareholder Relations – Stock Compensation	$77,239	$41,190	$100,491	$71,713	$-

Telephone and Utilities	$75,380	$77,990	$50,546	$24,890	$12,586

Trade Shows	$22,997	$53,037	$60,452	$-	$3,399

				Eleven
	Year Ended	Year Ended	Year Ended	Months	Year Ended
	December 31,	December 31,	December 31,	Ended	January 31,
	2006	2005	2004	December 31,	2003
				2003

Transfer Agent, Regulatory Fees	$40,231	$22,664	$20,267	$17,108	$11,245

Travel and Promotion	$247,529	$399,871	$150,044	$121,651	$5,935

Purchase settlement	$256,785	$-	$-	$-	$-

TOTAL EXPENSES	$4,403,391	$3,904,494	$2,949,279	$1,327,100	$294,859

Interest Income	$(229,158)	$40,534	$142,589	$45,435	$5,714

Debenture settlement expense	$(29,778)	$-	$-	$-	$-

Provision for income tax	$3,968	$(8)	$(127)	$-	$-

Write down of property, plant and equipment	$(229,680)	$(1,306,772)	$-	$-	$-

Foreign exchange gain	$(12,779)	$9,494	$-	$-	$-

LOSS FOR THE PERIOD	$(7,299,328)	$(6,206,445)	$(2,494,426)	$(1,278,335)	$(289,145)

Revenue

The Corporation’s PCB collection and destruction revenues include revenues that are attributable to the operations of Contech as well as the site clean-up costs for various soil remediation contracts. Contech’s core business is to collect transformers, ballasts and capacitors contaminated with PCB. The Corporation’s site preparation revenue is attributable to the operations of both Contech and the Corporation.

Revenues from site remediation in 2006 were $1,149,677 as compared to $747,297 in 2005. These revenues are attributable to the Corporation’s commercial contracts in British Columbia and Ontario. Revenues from PCB collection and destruction in 2006 were $516,029. This compares with PCB collection and destruction revenue in 2005 of $367,142 and in 2004 of $705,821. In 2004, $448,631 of Contech’s total revenue was attributable to the Juker contract.

PCB collection and destruction revenue was minimal in 2003. These results reflect only the ownership of Contech from August 1, 2003 to December 31, 2003. There were no PCB collection and destruction revenue in 2002.

Operating Costs

The increase in operating costs in 2006 compared to 2005 is attributable to the implementation of the Corporation’s plan of operation to achieve commercialization and deployment of the PCB SonoprocessTM technology. Operating costs consist of labour, material, subcontracting costs and amortization of machinery and equipment for site cleanup on Sonic’s sites as well as PCB destruction for the Contech sales.

Total Expenses

Sonic’s total expenses have increased in each fiscal period due to the Corporation implementing its plan of operation to achieve commercialization and deployment of its PCB SonoprocessTM technology. These expenses have increased substantially since the acquisition of SESI on December 12, 2002. Total expenses continued to increase in 2004 as the Corporation completed the construction of its Pilot Plant Facility in the first quarter of 2004 and proceeded with demonstration and testing activities at its Pilot Plant Facility in the second quarter as part of the Corporation’s plan to obtain regulatory approval for its technology for PCB soil remediation in British Columbia. The Corporation proceeded with engineering, procurement and construction of a full-scale PCB SonoprocessTM plant during the third and fourth quarters of 2004 and first half of 2005. During 2006, the Corporation expanded into the Eastern Canada, resulting in additional staff and associated costs.

Activities in 2003 included refurbishment of the Sonic Generators acquired in the SESI acquisition and the engineering, procurement and commencement of construction of the Corporation’s Pilot Plant Facility.

The Corporation anticipates that expenses related to research, regulatory approval, and implementing new applications will continue to increase during 2007 as it continues development of its SonoprocessTM technology.

The components of the Corporation’s operating expenses are disclosed below. References to 2006, 2005 and 2004 are for the year ended December 31, 2006, 2005 and 2004 and references to 2003 are for the eleven months ended December 31, 2003. References to 2002 are for the year ended January 31, 2003.

Advertising

Advertising expenses include the production of marketing materials for presentations and the preparation of business plans and packages for investors. Sonic has directed its advertising expenses towards the investment community as part of its on-going liaison to maintain access to capital as and when required, and also to increase its profile in key market sectors.

Advertising expenses increased in 2006 over 2005 with increased emphasis placed on marketing to prospective clients. During 2006, Sonic entered into an agreement with Cavalcanti Hume Funfer Inc. (“CHF”) to assist the Corporation with a comprehensive investor relations program. The payment terms of this agreement are $7,500 per month.

Sonic has expanded its marketing efforts with the objective of increasing public awareness of Sonic and its technology. Sonic’s objectives are to increase the brand recognition of the Sonic name as well as to educate potential customers about the environmental solutions that Sonic has to offer.

Automobile

Sonic’s automobile expenses include expenses associated with vehicles leased by the Corporation and related automobile expenses.

Sonic has entered into four vehicle leases. Automobile expenses include costs for lease payments, insurance and maintenance. Costs increased in 2006 compared to the 2005 with the addition of senior management staff in Eastern Ontario.

Amortization

Sonic’s amortization expenses are attributable to amortization of its computer equipment, furniture and office equipment, leasehold improvements, vehicles, deferred development costs and other intangible assets.

The increase of property and office equipment in 2006 compared to 2005 is primarily attributable to the acquisition of Terra-Kleen and their assets. The increase in amortization associated with deferred development and other intangible assets is associated with the restatement of the acquisition of SESI (Note 18 in the Audit Financial Statements). The intangible asset costs are being amortized over a ten year period.

Bad Debts

During 2006, Contech completed a project for which it expects that it will be unable to collect. Accordingly, an amount has been set up as an allowance for doubtful accounts.

Consulting Fees

Sonic’s consulting fees include consulting fees paid to outside parties for various services, including project management and regulatory approval services. Fees for 2004 include costs for obtaining permits and reviewing other applications of Sonic’s technology. These costs are recorded in either legal and accounting costs or research and development costs.

Insurance

Sonic’s insurance costs include general office insurance, equipment insurance, environmental liability insurance and director and officer liability insurance.

The increase of costs between 2004 and 2005 reflected Sonic’s additional office furniture, equipment and additional plant and equipment associated with its Corporate Offices, Demonstration and Commercial Facilities; however, the Corporation has obtained competitive pricing in the current year.

Legal and Accounting Costs

Legal and accounting costs include legal and accounting professional fees incurred in connection with Sonic’s status as a publicly traded company. Legal fees attributable to regulatory approval services and general patent costs are also included.

Sonic’s legal and accounting costs have generally increased due to its increased corporate acquisition, financing activity as well as of the complexity of Sonic’s financial statements resulting from the consolidation of subsidiaries and U.S. GAAP reconciliation. Sonic is a reporting issuer under the Securities Exchange Act of 1934 and is required to prepare its financial statements with U.S. GAAP reconciliation on an ongoing basis.

Office, Postage and Printing

Sonic’s office, postage and printing costs generally include office, postage and printing costs associated with Sonic’s leased premises, training seminars and recruiting. The office costs include general office supplies, computer maintenance and supplies, stationery and printing. In 2005, the Corporation incurred costs associated with recruiting and training of personnel; these costs were reduced in 2006.

Rent

Sonic’s rent includes rent payable in connection with its head office in Vancouver, British Columbia, Contech’s facility in Richmond, British Columbia and SESC’s offices in San Diego, California and Fayetteville, North Carolina.

Rent increased in 2005 over 2004 with Sonic moving into new premises with lease payments effective January 1, 2005. During 2006, the increase was associated with the Corporation’s U.S. operations.

Research and Development

Sonic’s R&D expenses include rent at Sonic’s research facility at the BC Research Complex at the University of British Columbia in Vancouver, British Columbia, and at Sonic’s demonstration facility in Richmond, British Columbia. R&D expenses also include the associated supplies at these facilities and expenses attributable to the development of testing of new processes using the Platform Technology. Sonic’s R&D activities relate to proof of concept of new SonoprocessTM applications and treatability studies for the PCB SonoprocessTM.

The increase in 2006 as compared to 2005 is principally attributable to the development work associated within the oil sands sector. In 2006, the Corporation received a grant from the Canadian Government IRAP, which has been recorded as a reduction to the overall R&D expense.

Salaries and Wages

Sonic’s salary and wage expenses include salaries, wages and benefits payable to the employees of Sonic and its operating subsidiaries, Contech and SESC. The increase in salaries and wages in 2006 is primarily attributable to the Corporation’s U.S. Subsidiary, SESC, as well as the expansion into Eastern Canada.

Sonic recognizes a stock compensation expense in respect to directors, officers and employees as a result of options granted as part of an incentive program. Stock compensation expenses associated with salaries and wages are attributable to stock options granted to both employees and non-employees using the fair value method. The decrease in 2006 is related to the decreased market share price.

Shareholder Relations

Shareholder relation expenses include costs of communications with Sonic’s shareholders. Sonic’s shareholder relations expenses include the annual report, annual general meeting and periodic news releases as required by the regulators.

Sonic recognizes a stock compensation expense for shareholder relations activities as a result of options granted in connection with shareholder relations and advertising activities. The increase in 2006 is primarily associated with the issuance of options in connection with the investor relations contract with CHF.

Telephone and Utilities

Sonic’s telephone and utility expenses include telephone and utility expenses associated with Sonic’s office premises and telecommunication costs for cellular phones and Blackberry devices used by Sonic’s personnel.

Sonic’s telephone and utility expenses have increased in prior years consistent with the expansion of Sonic’s operations. In 2006, the Corporation negotiated new contracts with the suppliers to reduce costs.

Trade Shows

Sonic’s trade show expenses include expenses associated with trade shows attended by Sonic for the purpose of increasing public awareness of its SonoprocessTM technology. During 2006, Sonic attended fewer trade shows than in prior years.

Transfer Agent, Regulatory Fees

Sonic’s transfer agent and regulatory fees include fees payable to Sonic’s transfer agent and fees payable to securities regulatory authorities as a result of Sonic being a public company in Canada. In 2006, the Corporation had increased activity with both the trust agent as well as additional fees associated with the securities regulatory authorities resulting in an increase in costs over 2005.

Travel and Promotion

Travel and promotion expenses include business travel, travel related to Sonic’s pursuit of marketing of its SonoprocessTM technology, and travel related to the financing of its business. These expenses include both domestic and international travel for the review of potential business opportunities and investor relations. In 2006, the Corporation reduced spending on travel associated with investor relations.

Interest Expense

Sonic’s interest expense is attributable to interest expense less the interest earned on Sonic’s liquid investments, including cash and cash equivalents.

The significant decrease in interest income in 2006 is attributable to the issuance of debentures at the end of 2005 (due to their associated interest expense) as well as a lower cash balance. In addition, interest was accrued in relation to the assessment associated with the British Columbia Social Service Tax.

Net Loss

Sonic’s net loss has increased in each period as Sonic’s expenses have increased in each period. The increase in costs is directly related to the Corporation proceeding to commercialization and deployment of its technology.

B.           Liquidity and Capital Resources

Working Capital

Sonic had a working capital balance of $808,208 at December 31, 2006 compared with $1,234,442 at December 31, 2005, $5,783,586 at December 31, 2004, $7,181,558 at December 31, 2003 and $1,429,182 at January 31, 2003. As Sonic’s current working capital balance was not sufficient to meet the Corporation’s future requirements, Sonic closed a private placement during the second quarter of 2007 for gross proceeds of $4,528,800.

Cash and Cash Equivalents

Sonic had cash of $1,751,908 at December 31, 2006 as compared to cash of $1,947,802 at December 31, 2005, $5,861,773 at December 31, 2004, $7,179,652 at December 31, 2003 and $1,568,290 at January 31, 2003. The liquid portion of the working capital consists of cash. The management of these securities is conducted in-house based on investment guidelines approved by the board of directors, which generally specify that investments be made in conservative money market instruments that bear and carry on a low degree of risk. Some examples of instruments approved by Sonic are treasury bills, money market funds, bank guaranteed investment certificates and bankers’ acceptance notes.

Cash Used in Operating Activities

Cash used in Sonic’s operating activities continues to increase as Sonic expands its operations to a fully commercialized operating company. Cash used in Sonic’s operating activities increased to $4,748,862 for the year ended December 31, 2006 compared to $3,368,311 for the year ended December 31, 2005, $1,632,463 for the year ended December 31, 2004, $979,211 for the eleven months ended December 31, 2003, and $292,318 for the year ended January 31, 2003.

Cash Used in Investing Activities

During the year ended December 31, 2006, Sonic used $773,759 of cash in investing activities as compared to $3,115,772 in 2005. Cash used in investing activities included $745,437 for property, plant and equipment, and $28,322 of patent application costs.

Sonic used $3,115,772 of cash in investing activities during the year ended December 31, 2005. Cash used in investing activities included $2,830,674 for property, plant and equipment, $165,708 of additional deferred development costs, and $51,835 of patent application costs.

Sonic used $2,026,687 of cash in investing activities during the year ended December 31, 2004. Cash used in investing activities included the acquisition of $1,508,583 of property, plant and equipment, $450,661 of deferred development costs, and $67,443 in patent application costs.

Sonic used $419,826 of cash in investing activities during the eleven months ended December 31, 2003. During this period, Sonic acquired $34,000 worth of computers, office furniture and equipment on the purchase of Contech. In addition, Sonic acquired $167,023 of property, plant and equipment, $182,887 of deferred development costs, and $7,469 patent application costs.

Cash Generated by Financing Activities

For the year ended December 31, 2006, Sonic generated $5,326,727 from financing activities. This consisted of the issuance of shares less the associated issuance costs and the settlement of a short-term loan in the amount of $58,150.

On March 28, 2006, Sonic issued 2,797,223 units for cash proceeds of $2,517,500, less issuance costs of $142,060 pursuant to a private placement. Each unit consisted of one common share and one-half of one share purchase warrant. The value attributable to common shares was $2,224,818 and $292,683 was attributable to the common share purchase warrants. Each full warrant is exercisable for a period of two years at a price of $1.20 per share purchase warrant. As part of the private placement, the Corporation paid a finder’s fee equal to 5% of the gross proceeds of the subscription amounts of all placees introduced to the Corporation by the finder, which amounted to $113,850.

On November 9, 2006, Sonic issued 6,670,000 special warrants (“Special Warrants”) at a price of $0.50 per unit for gross proceeds of $3,335,000. Each Special Warrant was exercised and the holders acquired one common share and one common share purchase warrant (“Warrant”). Each Warrant entitles the holder to purchase one common share at a price of $0.70 for 24 months from the closing date. The value attributable to common shares was $2,919,897 and $415,103 was attributable to the common share purchase warrants. As part of the private placement the Corporation paid a cash commission equal to 7.5% of the gross proceeds raised from the private placement ($250,125) and issued agents’ special warrants to purchase common shares equal to 7.5% of the Special Warrants sold under the offering (500,250). The agents’ special warrants will be exercisable at a price of $.70 per share for 24 months from the closing date.

Other financing activities included the exercising of previously outstanding options. During the year, 20,000 options were exercised for cash proceeds of $10,000.

During the year, the Corporation granted 1,400,000 stock options exercisable at $1.00 with expiry dates ranging from June 14, 2011 to September 11, 2011.

For the year ended December 31, 2005, Sonic generated $2,575,298 from financing activities. This consisted of the issuance of shares and the issuance of convertible debentures for cash.

During 2005, Sonic issued 1,100,000 units for cash proceeds of $2,200,000, less issuance costs of $139,399 pursuant to a private placement. Each unit consisted of one common share and one-half of one share purchase warrant. Each full warrant is exercisable for a period of two years at a price of $2.75 per share purchase warrant. As part of the private placement, the Corporation paid a finder’s fee equal to 5% of the gross proceeds raised and issued to the finders’ 55,000 warrants to acquire common shares of the Corporation.

During 2005, Sonic issued 1,000 units of convertible debentures to two directors of the Corporation for cash proceeds of $1,000,000. The debentures have a 24 month term and bear interest at a rate of 12% per annum paid quarterly in arrears. The debenture holders were entitled to convert their debentures into common shares of the Corporation at a price of $2.00 per share during the first 12 months and at a price $2.20 per share thereafter. On December 31, 2006, the Corporation entered into an agreement with the holders of the convertible debentures to convert the debentures into 1,333,334 common shares of the Corporation at a price of $0.75 per share. The conversion price represented a premium to the current market at the time.

Other financing activities in 2005 included the exercising of previously outstanding warrants and options. 376,660 warrants were exercised for cash proceeds of $738,738. 520,500 options were exercised for cash proceeds of $312,750.

During 2005, the Corporation granted 375,000 stock options exercisable at varying prices dependant on the close at the time of issue and with an expiry dates ranging from August 9, 2007 to June 21, 2010.

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

At December 31, 2006, Sonic had 3,342,000 stock options and 9,673,861 share purchase warrants outstanding. The outstanding stock options have a weighted average exercise price of $1.50 per share. The outstanding warrants have a weighted average exercise price of $0.98 per share. Accordingly, as at December 31, 2006, the outstanding options and warrants represented a total of 13,015,861 shares issuable for a maximum of $14,462,508 if these options and warrants were exercised in full. The exercise of these options and warrants is completely at the discretion of the holders. There is no assurance that any of these options or warrants will be exercised.

Commitments

Sonic has signed vehicle and photocopier operating lease agreements. The leases expire between January 2007 and June 2010. The Corporation has entered into a lease for its offices commencing on January 1, 2005 for a term of sixty months. The future lease obligations are as follows:

Amount

2007	$150,937

2008	$141,910

Amount

2009	$141,498

2010	$4,019

No other material commitments have been made to date.

C.           Research Expenditures

Research expenditures have been focussed on the development of the first Sonoprocess™ application for destruction of PCB in soils and liquids. This culminated in the construction of the Pilot Plant Facility as a pilot plant. Sonic also operates a small R&D facility at the B.C. Research Complex at the University of British Columbia. Ongoing improvements to the basic process and the use of alternative materials will continue in 2007. These expenses have been accounted for as part of the operations cost, but will be broken out separately for tax purposes.

Sonic will continue to explore further applications of the Platform Technology for the use of low frequency sonic energy on an industrial scale in a number of possible SonoprocessTM applications. In 2006, this will focus largely on applications in the oil industry. Sonic also expects to file further SonoprocessTM patents which will involve further research and development costs.

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

F.           Tabular Disclosure of Contractual Obligations

The following table outlines the current contractual obligations of Sonic as at December 31, 2006:

	Payment due by period
Type of Contractual Obligation	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Due to Related Parties (1)	$259,468	$259,468	-	-	-
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	$438,364	$150,937	$283,408	$4,019	$NIL
Purchase Obligations	-	-	-	-	-
Employment contracts	$415,000	$370,000	$45,000	$NIL	$NIL

Acquisition of Subsidiary (1)	$35,000	$35,000	-	-	-
Other Long-Term Liabilities Reflected on the Corporation’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Total	$1,147,832	$815,405	$328,408	$4,019	$NIL

(1)         On March 23, 2007, a cash payment of US$250,000 was paid to the former shareholder of Terra-Kleen as a purchase settlement. The amount earned to date according to the original agreement was $35,000 and recorded December 31, 2006 as part of the purchase; the balance of $256,785 was expensed in 2006 as a purchase settlement and is included on the balance sheet in related party transactions. The remaining $2,683 has no specific terms of repayment and was incurred in the normal course of operations.

G.           Safe Harbour

The safe harbour provided in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 shall apply to Sonic’s statements pursuant to Items 5E and F of this Form 20-F.

ITEM 6      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Set forth below are the names, position and place of residence of each director and senior officer of Sonic, along with the period of time during which each director and senior officer has held a position with the Corporation, and the number of shares beneficially owned or controlled by each director and senior officer as of June 28, 2007.

		Shares Beneficially
Name, Position and Place of Residence	Period of Time With Sonic	Owned or Controlled (1)

Adam R. Sumel President, Director and Chief Executive Officer British Columbia	Since February 4, 2000	745,400 (2)

David Coe Chairman of the Board of Directors British Columbia	Since June 8, 2004	Nil

Richard Ilich Director British Columbia	Director and Secretary since February 4, 2000	1,312,122

Roderick O. McElroy Director British Columbia	Director since January 23, 2003	7,500

Lisa Sharp Chief Financial Officer and Secretary British Columbia	CFO since July 1, 2006	Nil

James Hill Executive Vice-President British Columbia	Executive Vice-President since December 2, 2003	80,000

Paul Austin Vice President Sales & Marketing British Columbia	Vice-President since September 6, 2004	Nil

Larry Rodricks Vice President Remediation Services Ontario	Vice-President since June 1, 2006	20,000

(1)	The number of shares beneficially owned is based on information furnished by the directors and members of senior management.

(2)

Mr. Sumel holds 13,000 of these shares in the name of Carlisle Holdings Ltd, a company controlled by Mr. Sumel, and 88,500 of these shares are held in the Sumel Family Trust. Mr. Sumel’s shareholdings amount to approximately 1.87% of the issued and outstanding share capital of the Corporation.

All directors have a term of office expiring at the next annual general meeting of Sonic. All officers have a term of office lasting until their removal or replacement by the board of directors. Management holds approximately 2,165,022 shares representing approximately 5.2% of the 41,324,068 shares outstanding on June 28, 2007.

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

DAVID COE – Chairman of the Board of Directors

Mr. Coe was appointed to the board of directors of Sonic and as chairman of the board of directors of Sonic on June 8, 2004. Mr. Coe was Chief Executive Officer of Dairyland, a food products distribution company, for sixteen years from 1986 to 2001. From 1981 until he became CEO, Mr. Coe was Operations Manager and then Chief Operating Officer. Mr. Coe helped grow the business from a regional organization with two plants, to a national company with plants from coast to coast selling its own national brands. During Mr. Coe’s tenure, sales at Dairyland grew from $180 Million to $1.7 Billion with the organization employing over 3,400 people.

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

Mr. Coe has also served on a number of industry and company boards, club and museum boards, as well as board member and President of the Terminal City Club in Vancouver.

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

RODERICK O. McELROY, B.Sc., M.Sc., Ph.D. - Director

Dr. McElroy is a process technology specialist with over 30 years of experience ranging from laboratory and pilot-scale testwork (B.C. Research Inc., 1970 - 1988) through to industrial scale feasibility assessment, design and plant operations (Fluor Daniel Wright Ltd., 1988 - 2002). He provides important services to the Corporation in key technology areas including testing, design and review for successful commercialization of the Corporation’s technology, scheduling and expediting project execution (engineering, procurement, construction, commissioning and starting), critical evaluation of technology opportunities and estimated project/process costs, and the sourcing of cost-effective engineering and other technical services.

Dr. McElroy received his B.Sc. (Chemistry, Honours) from the University of Alberta in 1965, M.Sc. (Materials Science) from McMaster University in 1967, and his Ph.D. (Hydrometallurgy) from the University of British Columbia in 1972.

LISA SHARP, C.G.A. - Chief Financial Officer

Ms. Sharp is a Certified General Accountant and has over 15 years of experience in senior management roles in a variety of industries. She held the position of Controller of Sonic for two years, prior to being promoted to CFO. Before her tenure at Sonic, Ms. Sharp was the Controller of a large environmental remediation company in British Columbia with operations in Western Canada.

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

PAUL AUSTIN - Vice President, Sales & Marketing

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

LARRY RODRICKS, B.A.Sc., M.A.Sc., P.Eng. - Vice President, Remediation Services

Mr. Rodricks has more than 20 years of experience in the Canadian environmental industry where he has successfully won and delivered multi-million dollar environmental projects. Mr. Rodricks joined Sonic after nearly 16 years with CH2M HILL, an international environmental engineering consulting company. At CH2M HILL, Mr. Rodricks held the position of Vice President, Market Segment Leader for Contaminated Sites and Senior Project Manager.

Mr. Rodricks is co-chairman of the Technical Committee for the Ontario Chapter of the National Brownfield Association and is on the selection committee of the Federation of Canadian Municipalities’ Green Municipal Funds Program. He is also a Qualified Person (QP) under the Government of Ontario, Ministry of the Environment Record of Site Condition Regulation. A Professional Engineer for 18 years, he holds degrees from the University of Waterloo in both Chemical Engineering (B.A.Sc.) and Civil Engineering (M.A.Sc.). He also lectures in the Department of Civil (Environmental) Engineering at the University of Waterloo.

Technical Advisory Board

Sonic has assembled a Technical Advisory Board (or, the “TAB”) to assist in the further development and commercialization of its Platform Technology. The TAB consists of professional chemists, physicists, engineers, metallurgists and academics with extensive knowledge, hands-on commercial and industrial experience and personal contacts in a number of areas, and Sonic consults with the TAB from time to time.

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

Prof. Mason graduated with a Ph.D. in Physical Organic Chemistry from Southampton University, UK (1970). He was a NATO Fellow at Amherst College, Mass., U.S. (1970 - 72), Research Fellow, York University, UK (1972 - 73), and Temporary Lecturer in Organic Chemistry, Bradford University, UK (1973 - 74). He joined Coventry Polytechnic (now University) in 1975, and was appointed as Professor of Chemistry in 1991, a post he still holds. In 1996, Prof. Mason was awarded a D.Sc. (the highest UK research degree awarded for major contributions to science by a senior scientist) from Southampton University, UK, and an Honorary Professorship at Chongquin Medical University, Peoples Republic of China.

Donald Nyberg, B.A.Sc., M.A.Sc., Ph.D., P. Eng.

As Research Director and Senior Project Manager with Arc Sonics, Dr. Nyberg was directly involved in the original development of the Sonic Generator. He has detailed knowledge of the problems and corresponding solutions that were encountered while developing the technology and during initial operations in the field is eager to lend his expertise to the Corporation in the commercialization stage. Dr. Nyberg also has extensive experience in research management and new product and process development in a diverse range of industries, from aerospace to natural resources. He is experienced in project planning and evaluation, technical feasibility studies, computer modeling and technology development.

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

Mr. Hunt received a Diploma of Technology (Honours) in Pollution Treatment from the British Columbia Institute of Technology.

B.           Compensation

During Sonic’s financial year ended December 31, 2006 the aggregate direct remuneration paid or payable to Sonic’s directors and senior officers by Sonic was $881,394.

In this section “Named Executive Officer” means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Corporation at the end of the most recently completed financial year end.

Adam R. Sumel, President and Chief Executive Officer, Lisa Sharp, Secretary and Chief Financial Officer, and Edward Farrauto, Sonic’s former Secretary and Chief Financial Officer, are each a “Named Executive Officer” of the Corporation for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during the Corporation’s three most recently completed financial years is as set out below:

Summary Compensation Table

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Adam R. Sumel President and Chief Executive Officer	2006 2005 2004	180,000(1) 144,000 126,000	Nil 22,500 Nil	Nil Nil Nil	375,000 Nil 200,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Lisa Sharp Secretary and Chief Financial Officer	2006 2005 2004	85,000(2) Nil Nil	Nil Nil Nil	Nil Nil Nil	50,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Edward Farrauto Secretary and Chief Financial Officer	2006 2005 2004	30,000(3) 60,000 60,000	Nil Nil Nil	Nil Nil Nil	25,000 Nil 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)Mr. Sumel’s salary was increased to CAD$180,000 effective January 1, 2006.

(2)Ms. Sharp was appointed Chief Financial Officer of the Corporation on July 1, 2006 at an annual salary of $90,000. Prior thereto she served as Controller of the Corporation. Amounts disclosed include the compensation paid throughout 2006 in both roles. Compensation in prior years when Ms. Sharp served as Controller of the Corporation has not been reported.

(3)Mr. Farrauto resigned as Chief Financial Officer on June 30, 2006. Amounts disclosed cover salary for the year to that date.

OPTIONS

Sonic has a stock option plan in place dated for reference November 30, 2002, which was most recently amended in June 2007 to increase the number of shares available for issuance under the plan. The stock option plan was established to provide incentive to qualified parties to increase their proprietary interest in Sonic and thereby encourage their continuing association with Sonic. It is administered by the board of directors and provides that options will be issued pursuant to option agreements to directors, officers, employees or consultants of Sonic or its subsidiaries (see “Stock Option Plan” below). All options expire on a date not later than five years after the issuance of such options.

Option Grants During the Year Ended December 31, 2006

NAMED EXECUTIVE OFFICERS Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Adam R. Sumel	375,000	38.7%	$1.00	$0.95	July 4, 2011
Lisa Sharp	50,000	5.2%	$1.00	$0.95	July 4, 2011

Employment Agreements

Mr. Sumel renewed his Executive Employment Agreement (the “Executive Agreement”) with the Corporation effective July l, 2006 for a term of two years, with a third year extension by mutual agreement, subject to termination provisions as set out in the Executive Agreement. The Executive Agreement provides for an annual base salary, which is currently set at $15,000 per month and reviewed annually by the board. Mr. Sumel is also entitled to health benefits and a vehicle allowance, and is eligible to receive an annual bonus, subject to achieving specified milestones, as determined at the discretion of the Compensation and Nomination Committee and Mr. Sumel. If the Corporation terminates Mr. Sumel’s employment following a change of control, Mr. Sumel will be entitled to a termination payment equal to: (i) 30 months salary if it occurs within the longer of 90 days following the change of control or 30 days following the next annual meeting; or (ii) 15 months if it occurs thereafter.

Ms. Sharp is a party to an employment agreement with the Corporation effective July 1, 2006. The agreement does not entitle Ms. Sharp to receive any extraordinary compensation upon resignation, retirement or a change of control. Ms. Sharp is paid a salary of $90,000 per year. She is entitled to two months’ notice upon termination. The employment benefits to which Ms. Sharp is entitled are the same as those for all employees of the Corporation.

These contracts contain appropriate confidentiality and non-disclosure provisions regarding the Corporation’s technology.

Compensation of Directors

David Coe, the Corporation’s Chairman, receives an honorarium of $2,000 per month for acting in his capacity as Chairman of the Corporation. There are no other arrangements under which directors were compensated by the Corporation and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants.

All directors are eligible to receive stock options and have, in the past, been granted stock options. For the financial year ended December 31, 2006, Mr. Coe received 50,000 options on July 4, 2006 at an exercise price of $1.00.

C.           Board Practices

All directors were re-elected at Sonic’s annual general meeting on June 22, 2006 and have a term of office expiring at the next annual general meeting of Sonic scheduled for June 20, 2007. All officers have a term of office lasting until their removal or replacement by the board of directors.

None of the service contracts of any of Sonic’s directors contain provisions for benefits upon termination of such director’s employment.

David Coe, Richard Ilich and Roderick McElroy are members of Sonic’s audit, corporate governance, and compensation and nomination committees. The audit committee is elected annually by the directors of Sonic at the first meeting of the board held after Sonic’s annual general meeting. The audit committee is responsible for overseeing the Corporation’s financial reporting procedures, systems and disclosure, including monitoring the performance of the Corporation’s external auditors and reviewing the Corporation’s financial statements.

D.           Employees

At December 31, 2006, Sonic had 22 (2005 – 20) (2004 – 12) direct full-time employees and two (2005 - two), (2004 - two) independent contractors. In December 2005, Sonic established operations in San Diego, and one employee currently operates in that office.

E.           Share Ownership

The shareholdings of the Named Executive Officers as well as the rest of the directors and officers of Sonic as at December 31, 2006 are disclosed under Item 6A. A detailed breakdown of the options held by the Named Executive Officers is as follows:

Name of Optionee	Options Granted	Exercise Price (CAD $)	Expiry Date	Outstanding Options at June 1, 2007

Adam Sumel	50,000	$1.10	February 3, 2008	50,000
	100,000	$1.70	September 22, 2008	100,000
	200,000	$2.95	July 16, 2009	200,000
	375,000	$1.00	July 4, 2011	375,000
Total	725,000			725,000

Lisa Sharp	25,000	2.75	October 8, 2009	25,000
	50,000	1.00	July 4, 2011	50,000
Total	75,000			75,000

Each option may be exercised for one common share of Sonic at the exercise price.

Stock Option Plan

In order to provide an incentive to directors, officers, employees, management and others who provide services to Sonic, the Corporation has adopted a Share Option Plan (the “Plan”). The Plan was originally approved by shareholders at Sonic’s annual general meeting held on November 30, 2002 and a resolution increasing the number of shares available for issuance under the Plan was most recently approved by shareholders on June 20, 2007 (the “Plan”).

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

Under the Plan and as at June 28, 2007, a total of 8,264,813 shares of Sonic were reserved for share incentive options to be granted at the discretion of Sonic’s board of directors to eligible optionees (the “Optionees”). As at June 21, 2007, a total of 3,732,000 options were issued and outstanding under the Plan, while 3,909,813 options shares remained available for issuance to future Optionees.

Material Terms of the Plan

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

Name and Relationship to Corporation	Number of Shares Beneficially Owned as at June 1, 2007(1)	Percentage of Each Class(2)
Douglas B. Forster, Former Director (3)	2,068,345(4)	5.0%
RAB Special Situations Master Fund Ltd. (“RAB”)	7,127,600 (5)	17.24%

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

(2)	Based on 41,324,068 common shares issued and outstanding at June 28, 2007.

(3)	Douglas Forster ceased to serve as a director of Sonic following the election of new directors at the Corporation’s most recent Annual General Meeting on June 20, 2007.

(4)

This number does not include common shares issuable upon the exercise or conversion by Mr. Forster of the following securities: (i) options to purchase an additional 100,000 common shares, (ii) warrants to purchase 361,111 common shares. Assuming the exercise of such options and warrants, Mr. Forster would hold approximately 5.8% of the issued share capital.

(5)

This number does not include common shares issuable upon the exercise of warrants to purchase 5,095,000 common shares. Assuming the exercise of such warrants, RAB would hold approximately 26.3% of the issued share capital.

For information on the holdings of insiders see Item 6A.

The shareholders listed above have the same voting rights as Sonic’s other shareholders.

To the knowledge of Sonic, except as described below, there have not been any significant changes in the percentage ownership held by any of the major shareholders of Sonic during the past three years:

Name and Relationship to Corporation	Date of Significant Change of Beneficial Ownership	Description of Significant Change of Beneficial Ownership During the Past Three Years
Douglas B. Forster, Former Director (1)	December 31, 2006	Acquired 666,667 common shares at a price of $0.75 per unit on sale of debentures.
RAB	December 13, 2006	Acquired 4,150,000 units consisting of one common share and one warrant to purchase a common share. The units

Name and Relationship to Corporation	Date of Significant Change of Beneficial Ownership	Description of Significant Change of Beneficial Ownership During the Past Three Years
were issued for no consideration upon the deemed exercise of an equivalent number of special warrants that were purchased from the Corporation in November 2006 at a price of $0.50 each.
RAB	March 30, 2006	Acquired 1,890,000 units at a price of $0.90 per unit, each unit consisting of one common share and one-half of one warrant to purchase a common share.
RAB	September 20, 2005	Subscription for 250,000 units at a price of $2.00 per unit, each unit consisting of one common share and one-half of one warrant to purchase a common share.

(1)	Douglas Forster ceased to serve as a director of Sonic following the election of new directors at the Corporation’s most recent Annual General Meeting on June 20, 2007.

Transfer Agent

Sonic’s securities are recorded on the books of its transfer agent, Pacific Corporate Trust Corporation of 510 Burrard Street, 2nd Floor, Vancouver, B.C. V6C 3B9, (604) 689-9853 in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). Sonic does not have knowledge or access to the identities of the beneficial owners of such shares registered through intermediaries. Shares registered in the name of intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

United States Securities Holders

Based on the records of Sonic’s transfer agent, Pacific Corporate Trust Corporation, at June 21, 2007 there were five (5) holders of Sonic’s common shares with a United States address who collectively held 1,605,841 shares or approximately 3.89% of Sonic’s issued and outstanding common shares.

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

B.           Related Party Transactions

Except as disclosed below, Sonic has not since January 1, 2005 entered into or made, and does not propose to enter into or make:

(1)	Any transaction with a related party which is either material to Sonic or the related party to which Sonic, or any its subsidiaries, was or is proposed to be a party;

(2)

Any transaction with a related party which is unusual in its nature or conditions involving goods, services or tangible or intangible assets to which Sonic or any its subsidiaries was or is proposed to be a party; or

(3)	Any loans or guarantees directly by Sonic or through any of Sonic’s subsidiaries to or for the benefit of any related party.

In December 2005, the Corporation completed a convertible debenture financing with two directors of the Corporation for total proceeds of $1,000,000. The debentures accrued interest at 12% per annum and had a maturity date of December 12, 2007. The debentures were convertible into one common share in year one at $2.00 per share and in year two at $2.20 per share. In addition, 500,000 share purchase warrants were issued. Each warrant entitles the holder to purchase an additional common share exercisable in year one for $2.00 per common share and in year two at $2.20 per common share. On December 31, 2006, Sonic purchased the debentures from the debenture holders for their face value by issuing common shares at a deemed price of $0.75 per share.

Alan Cash was the sole shareholder of Terra-Kleen, who sold his entire interest to the Corporation effective December 21, 2005. The consideration paid and payable to Mr. Cash consisted of a mixture of cash and shares up to a maximum of US$8,000,000, of which approximately US$1,000,000 was paid at closing, US$500,000 was paid six months following closing and the balance was contingent upon the Terra-Kleen business achieving certain performance criteria over the three year period following closing. Mr. Cash was appointed President of Sonic Environmental Solutions Corp. in connection with the transaction and was elected to Sonic’s Board of Directors. On March 23, 2007, the parties amended the terms of the merger agreement pursuant to which Sonic paid Mr. Cash US$250,000 in exchange for the termination of all remaining contingent payments. Mr. Cash concurrently resigned as a director of Sonic and President of Sonic Environmental Solutions Corp.

Stock Options

During 2006, 815,000 stock options were granted to directors and officers of Sonic.

C.           Interests of Experts and Counsel

Not applicable.

ITEM 8      FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

Financial Statements

Item 17 of this Form 20-F contains Sonic’s audited annual financial statements for the years ending December 31, 2006, 2005 and 2004.

Legal Proceedings

In late 2004, Terra-Kleen filed a claim with the Armed Services Board of Contract Appeals in the United States against the Department of National Defense (the “Department”) for additional payment in the amount of

US$1,181,535 under a contract pursuant to which Terra-Kleen was subcontracted to perform soil remediation services for the Department. Such a claim would normally be asserted directly between the subcontractor and the prime contractor. However, in this case the prime contractor filed for Chapter 11 proceedings after completion of the contract and the Bankruptcy Court allowed a “pass through” of this claim, which allows the proceeds recovered to bypass the bankruptcy proceedings. Terra-Kleen asserts that the Department supplied erroneous data with respect to the composition of the soils to be treated which subsequently resulted in cost over-runs on the remediation project. As such, Terra-Kleen claims it is entitled to recover the additional costs. The Armed Services Board rendered a decision to deny the claim and confirmed this in response to a subsequent request for a review of the decision. The Company has exercised its right to appeal the judgement, and an appeal will be heard in a court of law on this matter.

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

B.           Significant Changes

There have been no significant changes to the business of Sonic since December 31, 2006 except as disclosed herein.

ITEM 9      THE OFFER AND LISTING

A.           Offer and Listing Details Trading Markets

The following table shows the high and low trading prices of the common shares of Sonic on the TSX Venture Exchange for the periods listed.

TSX Venture - symbol: SNV (Trading in Canadian Dollars)

	High ($)	Low ($)
Annual
2006	1.45	0.40
2005	3.07	1.15
2004	3.40	1.61
2003	3.58	1.05
2002	1.10	0.15

By Quarter
For the period commencing January 1, 2007 to present
First Quarter	0.75	0.41

	High ($)	Low ($)
For the Year Ended December 31, 2006
Fourth Quarter	0.64	0.40
Third Quarter	0.95	0.58
Second Quarter	1.30	0.81
First Quarter	1.45	0.85

For the Year Ended December 31, 2005
Fourth Quarter	2.20	1.15
Third Quarter	2.60	1.86
Second Quarter	3.07	2.10
First Quarter	2.75	2.00

Monthly
May 2007	0.56	0.385
April 2007	0.58	0.415
March 2007	0.60	0.45
February 2007	0.75	0.50
January 2007	0.52	0.41
December 2006	0.52	0.455

B.           Plan of Distribution

Not applicable.

C.           Markets

The shares of Sonic trade in Canada on the TSX Venture Exchange (symbol:SNV).

D.           Selling Shareholders

Not applicable.

E.           Dilution

Not applicable.

F.           Expenses of the Issue

Not applicable.

ITEM 10     ADDITIONAL INFORMATION

A.           Share Capital

Not Applicable.

B.           Notice of Articles and Articles

Registered Office, Objects and Purposes

Sonic’s registered office is in Vancouver, Canada and its corporate constituting documents comprise Articles of Incorporation and a Notice of Articles registered with the British Columbia Registrar of Companies under Incorporation No. BC0600692 (the “Articles”). The Articles do not specify objects and purposes. Under the Business Corporations Act (British Columbia) (or, the “BCA”) a corporation has the rights, powers and privileges of an individual. A company must not carry on any business or exercise any power restricted by, or in a manner inconsistent with, its articles. Sonic’s Articles do not contain any restrictions on business.

Powers of Directors

Pursuant to the Articles, and in accordance with the BCA, directors of the Corporation with a material interest in a material contract or transaction into which the Corporation has entered or proposes to enter may not vote on any directors’ resolution to approve such contract or transaction, unless every director has a material interest, in which case any or all of those directors may vote on such resolution.

The directors of the Corporation are entitled to remuneration for acting as directors, and may determine the amount of such remuneration, from time to time, or may decide such remuneration will be determined by the shareholders of the Corporation.

The Articles do not restrict the directors’ borrowing powers and state that the directors may authorize the Corporation to borrow money on such terms and conditions as the directors consider appropriate. Under the BCA, the directors are always subject to the duty to act in the best interests of the Corporation.

There is no age limit requirement for the retirement of directors. Directors are elected at the annual general meeting of shareholders of the Corporation for a term not exceeding the date of the next annual general meeting, but are eligible for re-election or re-appointment.

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

Description of Securities

The authorized share structure of the Corporation consists of an unlimited number of common shares without par value.

Dividends may be paid on the common shares, from time to time, in the discretion of the directors, unless there are reasonable grounds for believing the Corporation is insolvent, or the payment of the dividend would render the Corporation insolvent. Every shareholder has the right to one vote at a meeting of shareholders of the Corporation. All common shares participate rateably in any net profit or loss of the Corporation and share rateably in a distribution of assets in the event of a winding up or other liquidation of the Corporation.

Sonic has no redeemable securities authorized or issued, and has no sinking fund provisions. Pursuant to the BCA, all Sonic shares must be issued as fully paid. Therefore, the common shares are non-assessable and not subject to further capital calls by the Corporation. There are no provisions in the Articles, or otherwise, discriminating against any existing or prospective holder of common shares of Sonic as a result of such shareholder owning a substantial number of shares.

To amend the Articles to change the rights of shareholders, a special resolution must be passed by shareholders of the Corporation. Pursuant to the Articles, a majority of votes required to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution. In addition to the requirement for a special resolution, the BCA also provides a dissent right to shareholders for certain fundamental changes of the Corporation, including the alteration of the Articles to change restrictions on the powers or the business of the Corporation, to approve an amalgamation, or to authorize the sale of all or substantially all of the Corporation’s undertaking.

Shareholders’ Meetings

The Articles, the BCA and the Securities Act (British Columbia) govern annual general meetings and extraordinary meetings of shareholders of the Corporation. Annual general meetings of the Corporation must be held at least once in each calendar year and not more than 15 months after its last annual reference date. The directors, whenever they think fit, may call a meeting of shareholders inside or outside of British Columbia. The Articles provide that notice must be given to each shareholder of the Corporation entitled to attend the meeting at least 21 days prior to the date of such meeting. The notice of meeting must contain the date, time and location of the meeting, and if any special business is to be transacted at the meeting, the general nature of the special business. The quorum for the transaction of business at any meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting. The directors, the president, and the secretary of the Corporation, along with the Corporation’s lawyers and auditors and any invitee of a director, are entitled to attend any meeting of shareholders, but are not counted for the purposes of quorum.

Limitation on Foreign Ownership

There are no limitations in the Articles or the BCA on the right of non-resident or foreign shareholders to own or vote common shares of the Corporation. See also part D of this Item 10 entitled “Exchange Controls”.

Change in Control

There are no provisions of the Articles that would have the effect of delaying, deferring or preventing a change in the control of the Corporation and that would operate only with respect to a merger, acquisition, or corporate restructuring involving the Corporation.

Disclosure of Ownership Threshold

The Articles do not require disclosure of share ownership. The Corporation is subject to disclosure requirements under applicable securities laws, including the Securities Act (British Columbia), which, subject to take-over bid and issuer bid provisions, generally require an offeror acquiring beneficial ownership of at least 10% of outstanding voting securities of an issuer to file a press release and file a report containing certain prescribed information.

C.           Material Contracts

The material contracts to which Sonic is a party which were entered into during the last two years are as follows:

1.	Executive Service Contract with Adam Sumel effective July 1, 2006. A description of this agreement can be found at Item 6.B of this Form 20-F under the heading “Employment Agreements”;

2.

Sonic entered into an Agreement and Plan of Merger on September 26, 2005, as amended by an Amending Agreement dated March 23, 2007, regarding the acquisition of Terra-Kleen. A description of this Agreement can be found at Item 4.A of this Form 20-F under the heading “History of the Corporation”;

3.	Executive Employment Agreement with Alan Cash effective December 21, 2005. Under this agreement Alan Cash was employed as President of U.S. Operations;

4.

Convertible Debenture Indenture dated December 21, 2005. Pursuant to this Indenture, Sonic issued CAD$1,000,000 of 12% unsecured, convertible debentures. A description of the transaction related to this Agreement can be found at Item 4.A of this Form 20-F under the heading “Recent Developments – Financings” and Item 7.B “Related Party Transactions”;

5.

Sonic entered into an Agency Agreement with Salman Partners Inc. and Pacific International Securities Inc. dated November 9, 2006 in connection with a financing by issuance of special warrants in which the Corporation filed a short form prospectus on December 13, 2006. A description of the transaction related to this Agreement can be found at Item 4.A of this Form 20-F under the heading “Recent Developments - Financings”; and

6.

Sonic entered into an Underwriting Agreement with Clarus Securities Inc. dated April 30, 2007 in connection with the April 30, 2007 private placement of units. A description of the transaction related to this Agreement can be found at Item 4.A of this Form 20-F under the heading “Recent Developments - Financings”.

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

Certain transactions relating to the Common Shares would be exempt from the Investment Act, including:

(a)	an acquisition of the Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

(b)

an acquisition of control of Sonic in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and

(c)

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

If Sonic is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds the Common Shares, then Sonic will continue to be treated as a PFIC with respect to such Common Shares, even if it is no longer a PFIC by definition. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Sonic common shares had been sold on the last day of the last taxable year for which it was a PFIC.

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

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of Sonic is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of Sonic (“United States Shareholder”), Sonic could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would affect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of Common Shares which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of Sonic attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. Sonic does not believe that it currently qualifies as a CFC. However, there can be no assurance that Sonic will not be considered a CFC for the current or any future taxable year.

F.           Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Not applicable.

H.           Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the offices of Sonic, Unit 7-8765 Ash Street, Vancouver, British Columbia V6P 6T3 or on request of Sonic at 604-736-2552. Copies of Sonic’s consolidated financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.SEDAR.com.

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

ITEM 14     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the Corporation’s common shares.

ITEM 15     CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Corporation carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2006, being the date of the Corporation’s most recently completed fiscal year end. This evaluation was carried out under the supervision and the participation of the Corporation’s Chief Executive Officer, Adam Sumel and the Corporation’s Chief Financial Officer, Lisa Sharp. Based upon the evaluation, the Corporation’s Chief Executive Officer and Chief Financial Officer concluded that the Corporation’s disclosure controls and procedures are effective in timely alerting management to material information required to be included in the Corporation’s periodic SEC filings. There have been no significant changes in the Corporation’s disclosure controls or in other factors that could significantly affect disclosure controls subsequent to the date the Corporation carried out the evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Corporation’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’ s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Corporation’s reports filed under the Exchange Act is accumulated and communicated to management, including the Corporation’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for Sonic.

During the Corporation’s most recently completed financial year ended December 31, 2006, there were no changes in the Corporation’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

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

	Year Ended	Year Ended
	December 31,	December 31,
	2006	2005
FEES
Audit Fees (1)	$85,000	$85,419
Audit Related Fees (2)	$20,000	$17,014
Tax Fees (3)	$18,000	$15,000
All Other Fees	$--	--
Total	$123,000	$117,433

(1)

Audit fees consisted of professional services rendered by the auditors for the audit of the Corporation’s annual financial statements as well as services provided in connection with regulatory filings and the Corporation’s 20-F filing with the U.S. Securities Exchange Commission.

(2)	Audit Related Fees consisted of fees relating to quarterly reviews.

(3)	Tax Fees consisted of fees for preparing tax returns, including the tax returns for a United States subsidiary of the Corporation.

From time to time, management of the Corporation recommends to, and requests approval from, the audit committee for non-audit services to be provided by the Corporation’s auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Corporation’s auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

In 2006, the audit and tax services rendered in the year ended December 31, 2006 were pre-approved by the audit committee. There were no waivers of the audit committee pre-approval process in 2006.

ITEM 16D   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E   PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases made by or on behalf of Sonic or any “affiliated purchaser” of Sonic’s equity securities.

PART III

ITEM 17     FINANCIAL STATEMENTS

The following attached audited financial statements of Sonic Technology Solutions Inc. for the year ended December 31, 2006 are included with this Annual Report on Form 20-F:

(a)	Auditors’ Reports;

(b)	Consolidated Balance Sheets as at December 31, 2006 and 2005;

(c)	Consolidated Statement of Shareholders’ Equity for period from December 31, 2003 to December 31, 2006;

(d)	Consolidated Statements of Operations for the year ended December 31, 2006, 2005 and 2004, and cumulative from February 4, 2000 (inception) to December 31, 2006;

(e)	Consolidated Statements of Cash Flows for the year ended December 31, 2006, 2005 and 2004, and cumulative from February 4, 2000 (inception) to December 31, 2006; and

(f)	Notes to the consolidated financial statements.

SONIC ENVIRONMENTAL SOLUTIONS INC.

(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

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

Our previous report dated April 18, 2006 has been withdrawn and the consolidated financial statements have been restated as discussed in Note 18.

“Staley, Okada & Partners”

Vancouver, BC	STALEY, OKADA & PARTNERS
April 27, 2007	CHARTERED ACCOUNTANTS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

To the Shareholders of Sonic Environmental Solutions Inc.

We have audited the accompanying consolidated balance sheets of Sonic Environmental Solutions Inc. as of December 31, 2006 and the related consolidated statements of operations and deficit and cash flows for the year ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Sonic Environmental Solutions Inc. at December 31, 2006, and the results of its operations and its cash flows for the year ended December 31, 2006, in accordance with accounting principles generally accepted in Canada.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
April 27, 2007

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Comments by Auditors on Canada – U.S. reporting differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated April 26, 2007 is expressed in accordance with Canadian reporting standards which do not permit reference to such events and conditions in the auditors report when those are adequately disclosed in the financial statements and do not require a reference to a change in accounting principles in the auditors report when the change is properly accounted for and adequately disclosed in the financial statements.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
April 27, 2007

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Sonic Environmental Solutions Inc.	Statement 1
(A Development Stage Company)
Consolidated Balance Sheets
Canadian Funds

	December 31,	December 31,
	2006	2005
		(Restatement
ASSETS		Note 18)
Current
Cash and cash equivalents	$1,751,908	$1,947,802
Interest receivable	5,869	5,186
Refundable deposit	105,500	-
Accounts receivable	711,825	127,599
Work in progress	181,040	375,438
GST receivable	190,077	313,220
Prepaid expenses	137,327	153,902
Inventory	260,855	252,835
	3,344,401	3,175,982
Deferred Financing Costs (Note 10)	-	82,779
Property, Plant and Equipment (Note 4)	3,470,938	3,367,936
Deferred Development Costs (Note 5)	883,633	987,873
Patents and Other Intangible Assets (Note 6)	3,075,633	3,387,921
	$10,774,605	$11,002,491

LIABILITIES
Current
Accounts payable	$1,058,508	$722,835
Accrued liabilities	1,183,217	556,168
Due to related parties (Notes 9 and 13)	259,468	19,637
Short term loan (Note 16)	-	58,150
Terra-Kleen acquisition payment (Note 9)	35,000	584,750
	2,536,193	1,941,540

Deferred Rent Inducement (Note 17b)	52,528	70,037
Convertible Debentures (Note 10)	-	949,185
	52,528	1,019,222
Going Concern (Note 1)
Commitments (Note 17)

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Notes 11 and 12)
Authorized:
Unlimited common shares without par value
Issued, allotted and fully paid:
31,260,068 (2005 – 19,839,350)	22,953,387	16,400,927
Contributed Surplus – Statement 2	3,419,708	2,158,614
Deficit Accumulated During the Development Stage - Statement 2	(18,187,211)	(10,517,812)
	8,185,884	8,041,729
	$10,774,605	$11,002,491

The accompanying notes are an integral part of these consolidated financial statements

ON BEHALF OF THE BOARD:

“Adam Sumel”	, Director

“Douglas B. Forster”	, Director

Sonic Environmental Solutions Inc.	Statement 2
(A Development Stage Company)
Consolidated Statements of Shareholders’ Equity
Canadian Funds

				Accumulated
	Common Shares			Deficit
		Restatement	Contributed	(Restatement -
	Number	Amount	Surplus	Note 18)	Total
Balance - December 31, 2003	15,261,378	10,582,542	334,084	(1,816,941)	9,099,685
Exercise of warrants	2,276,965	2,306,687	-	-	2,306,687
Exercise of options – cash component	69,167	34,584	-	-	34,584
Stock-based compensation	-	-	861,015	-	861,015
Exercise of options – fair value	-	5,903	(5,903)	-	-
Loss for the period	-	-	-	(2,494,426)	(2,494,426)
Balance - December 31, 2004	17,607,510	12,929,716	1,189,196	(4,311,367)	9,807,545
Private placement	1,100,000	2,200,000	-	-	2,200,000
Exercise of warrants	376,660	738,738	-	-	738,738
Exercise of options – cash component	520,500	312,750	-	-	312,750
Acquisition of subsidiary (Note 9)	234,680	269,882	-	-	269,882
Debenture equity portion	-	-	50,815	-	50,815
Convertible debenture warrants	-	-	50,815	-	50,815
Share issuance costs	-	(139,399)	-	-	(139,399)
Stock-based compensation	-	-	957,028	-	957,028
Exercise of options – fair value	-	89,240	(89,240)	-	-
Loss for the period	-	-	-	(6,206,445)	(6,206,445)
Balance - December 31, 2005	19,839,350	16,400,927	2,158,614	(10,517,812)	8,041,729
Private placement	2,797,223	2,224,818	-	-	2,224,818
Private placement	6,670,000	2,919,897	-	-	2,919,897
Fair value of warrants issued	-	-	707,786	-	707,786
Fair value of agents’ warrants issued	-	-	35,561	-	35,561
Exercise of options – cash component	20,000	10,000	-	-	10,000
Acquisition of subsidiary (Note 9)	600,161	558,150	-	-	558,150
Share issuance costs	-	(588,209)	-	-	(588,209)
Stock-based compensation	-	-	571,110	-	571,110
Exercise of options – fair value	-	2,548	(2,548)	-	-
Loss for the period – Statement 3	-	-	-	(7,299,328)	(7,299,328)
Issued and outstanding at December 31, 2006	29,926,734	$21,528,131	$3,470,523	$(17,817,140)	$7,181,514
Shares allotted for debenture settlement
(Note 10)	1,333,334	1,425,256	(50,815)	(370,071)	1,004,370
Issued, outstanding and allotted at December
31, 2006	31,260,068	$22,953,387	$3,419,708	$(18,187,211)	$8,185,884

The accompanying notes are an integral part of these consolidated financial statements

Sonic Environmental Solutions Inc.	Statement 3
(A Development Stage Company)
Consolidated Statements of Operations
Canadian Funds

	Cumulative		For the Year	For the Year
	Amounts from		Ended	Ended
	February 4, 2000	For the Year	December 31,	December 31,
	(inception) to	Ended	2005	2004
	December 31,	December 31,	(Restatement	(Restatement
	2006	2006	Note 18)	Note 18)

Revenue	$3,960,757	$1,665,706	$1,114,439	$1,093,387

Direct operating costs	7,088,745	4,064,216	2,159,638	780,996
	(3,127,988)	(2,398,510)	(1,045,199)	312,391
Expenses
Advertising	521,385	169,727	144,552	127,385
Amortization of deferred
development and other
intangible asset costs	955,293	462,508	155,258	237,697
Amortization of property and
office equipment	284,217	132,729	88,964	46,322
Automobile	248,521	85,783	72,807	62,371
Bad debts	15,814	15,814	-	-
Bank charges and interest	43,041	3,130	1,709	3,452
Consulting	364,318	635	2,600	74,382
Due diligence searches	36,863	-	-	-
Insurance	433,931	143,037	148,278	118,794
Legal and accounting	937,770	293,351	217,787	217,644
Office, postage and printing	418,306	84,950	127,707	135,252
Rent	558,311	232,037	166,625	69,412
Research	142,110	66,772	38,475	36,863
Salaries and wages	3,587,285	1,456,868	1,176,411	653,663
Stock compensation(Note 12b)	2,435,364	493,871	915,838	760,524
Shareholder relations	172,414	42,018	52,731	23,718
Shareholder relations - Stock
compensation (Note 12b)	290,633	77,239	41,190	100,491
Telephone and utilities	256,291	75,380	77,990	50,546
Trade shows	139,885	22,997	53,037	60,452
Transfer agent and regulatory
fees	119,283	40,231	22,664	20,267
Travel and promotion	925,030	247,529	399,871	150,044
Purchase settlement (Note 9iii)	256,785	256,785	-	-
	13,142,850	4,403,391	3,904,494	2,949,279
Loss Before the Undernoted	(16,270,838)	(6,801,901)	(4,949,693)	(2,636,888)
Interest income (expense)	19,380	(229,158)	40,534	142,589
Debenture settlement expense
(Note 10)	(29,778)	(29,778)	-	-
Write down of property, plant
and equipment	(1,536,452)	(229,680)	(1,306,772)	-
Provision for income tax	3,833	3,968	(8)	(127)
Foreign exchange gain / (loss)	(3,285)	(12,779)	9,494	-

Loss for the Period	$(17,817,140)	$(7,299,328)	$(6,206,445)	$(2,494,426)
Loss per Share – Basic and
Diluted		$(0.32)	$(0.41)	$(0.18)

Weighted Average Number of
Common Shares Outstanding		22,590,678	15,295,201	13,608,498

The accompanying notes are an integral part of these consolidated financial statements

Sonic Environmental Solutions Inc.	Statement 4
(A Development Stage Company)
Consolidated Statements of Cash Flows
Canadian Funds

	Cumulative		For the Year	For the Year
	Amounts from		Ended	Ended
	February 4, 2000		December 31,	December 31,
	(inception) to	For the Year	2005	2004
	December 31,	Ended December	(Restatement	(Restatement
	2006	31, 2006	Note 18)	Note 18)

Operating Activities
Loss for the period	$(17,817,140)	$(7,299,328)	$(6,206,445)	$(2,494,426)
Items not affecting cash:
Amortization of deferred
development and other
intangible asset costs	955,293	462,508	155,258	237,697
Amortization of property, plant
and equipment	1,084,318	697,826	323,968	46,322
Leasehold inducement	17,509	17,509	-	-
Write down of property, plant
and equipment	1,536,452	229,680	1,306,772	-
Deferred financing fees	120,394	120,394	-	-
Issuance of shares for
bonuses payable	30,000	-		-
Stock-based compensation	2,725,997	571,110	957,028	861,015

	(11,347,177)	(5,200,301)	(3,463,418)	(1,349,392)
Net change in non-cash working
capital (Note 8)	570,840	451,439	90,049	(283,198)

	(10,776,337)	(4,748,862)	(3,373,497)	(1,632,463)
Investing Activities
Property, plant and equipment
acquired	(5,700,660)	(745,437)	(2,830,674)	(1,508,583)
Patents	(177,894)	(28,322)	(51,835)	(67,443)
Deferred development costs	(1,018,506)	-	(165,708)	(450,661)
Net cash (deficiency) acquired on
purchase of subsidiaries	(226,228)	-	(67,555)	-

	(7,123,288)	(773,759)	(3,115,772)	(2,026,687)
Financing Activities
Cash received for shares	21,756,927	5,862,501	3,251,488	2,341,271
Share issuance costs	(1,510,453)	(477,624)	(139,399)	-
Cash received for debentures	1,000,000	-	1,000,000	-
Deferred financing fees	(31,964)	-	(31,964)	-
Short term loan	(126,003)	(58,150)	(67,853)	-
Long term debt	(865,446)	-	(865,446)	-
Due to shareholders	(571,528)	-	(571,528)	-

	19,651,533	5,326,727	2,575,298	2,341,271
Net Increase (Decrease) in Cash and
Cash Equivalents	1,751,908	(195,894)	(3,913,971)	(1,317,879)
Cash and cash equivalents -
Beginning of period	-	1,947,802	5,861,773	7,179,652
Cash and Cash Equivalents – End of
Period	$1,751,908	$1,751,908	$1,947,802	$5,861,773

The accompanying notes are an integral part of these consolidated financial statements

Sonic Environmental Solutions Inc.	Statement 4
(A Development Stage Company)
Consolidated Statements of Cash Flows - Continued
Canadian Funds

	Cumulative
	Amounts from	For the Year	For the Year	For the Year
	February 4, 2000	Ended	Ended	Months Ended
	(inception) to	December 31,	December 31,	December 31,
	December 31, 2006	2006	2005	2004

Supplemental Cash Flow
Information
Interest paid	$123,288	$123,288	$-	$-
Taxes paid	$2,035	$1,900	$-	$135

Supplemental Investing and
Financing Schedule of Non-
Cash Transactions
Value of warrants included in
deferred financing expense	$50,815	$-	$50,815	$-
Property, plant and equipment
costs acquired on purchase of
a subsidiary	$34,065	$-	$-	$-
Property, plant and equipment
included in accounts payable	$407,718	$407,718	$129,884	$415,991
Amortization of patents
capitalized as deferred
development costs	$15,293	$-	$936	$1,872
Amortization of plant one
capitalized as deferred
development costs	$34,621	$-	$23,888	$10,733
Deferred development costs
included in accounts payable	$-	$-	$-	$4,280
Patent costs included in
accounts payable	$12,039	$12,039	$2,781	$8,013
Share issuance costs included
in accounts payable	$75,024	$75,024	$-	$-
Shares issued for interest
expense	$30,000	$-	$-	$-
Long-term debt acquired on
purchase of a subsidiary	$865,446	$-	$865,446	$-
Due to shareholders acquired on
purchase of a subsidiary	$571,528	$-	$571,528	$-
Value of common shares issued
on conversion of debentures	$1,425,256	$1,425,256	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

1.	Nature of Business and Going Concern

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

As at December 31, 2006, the Company continues in the development stage. Although the Company has begun operations, significant revenues have not been generated. In addition, management continues to work on other development projects.

As at December 31, 2006, the Company’s current assets exceed its current liabilities by $808,208. However, the company has negative cash flows from operating activities, recorded a loss of $7,299,328 for the year ended December 31, 2006 and has an accumulated deficit of $18,187,211 as at December 31, 2006. The ability of the Company to continue as a going concern is dependent on additional sources of capital and the success of the Company’s Business Plan covering the periods of 2007 to 2010. Management continues to explore financing alternatives to raise capital (Note 19). While these consolidated financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and settle its obligations in the ordinary course of business, significant adjustment to the carrying amounts of the Company’s assets and liabilities may be required if this assumption is not valid.

2.	Significant Accounting Policies

	a)	Basis of Presentation

These consolidated financial statements are prepared according to Canadian generally accepted accounting principles (“GAAP”) and include the accounts of the Company and its wholly owned subsidiaries:

		-	SESI Systems Inc. (“SESI”), incorporated January 9, 2001 under the Company Act of British Columbia, Canada. The Company acquired 100% of the shares of SESI on December 12, 2002 (Note 7a).

-

Contech PCB Containment Technology Inc. (“Contech”), incorporated September 13, 1994 under the Company Act of British Columbia, Canada. Contech is involved in the non- proprietary business of collection, recycling and safe disposal of PCB contaminated ballasts and related waste products. The Company acquired 100% of the shares of Contech effective August 1, 2003 (Note 7b).

-

Sonic Environmental Solutions Corp., (“Sonic Corp.”), incorporated September 15, 2005 in the State of California. The Company acquired 100% of the shares of Terra-Kleen Response Group, Inc. (“Terra-Kleen”) on December 21, 2005 and merged it with Sonic Corp. (Note 9).

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

2.	Significant Accounting Policies - Continued

	a)	Basis of Presentation - Continued

-

SonoOil Inc., (“SonoOil”), incorporated June 2, 2006 under the Company Act of British Columbia, Canada. SonoOil was established to develop the Company’s core sonic generator technology in the oil sands industry.

Included in these consolidated financial statements are the results of operations of SESI, Contech and Terra-Kleen from their respective dates of acquisition, Sonic Corp. and SonoOil from date of incorporation. All intercompany transactions and balances have been eliminated on consolidation.

	b)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, term deposits and short term highly liquid investments with the original term to maturity of three months or less, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of changes in value.

	c)	Refundable deposits

Included in refundable deposits are irrevocable letters of credit (“LOC”) issued as a surety bond to guarantee performance under contract. The term of the LOC equates to the length of the underlying projects which are usually less than one year. Deposits earn interest at market rates at the time of issue.

	d)	Inventory

Inventory consists of chemicals used in the Company’s process and spare equipment parts. Inventory is carried at the lower of cost or market. Cost is determined using the average cost.

	e)	Research and Development Costs

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

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

f)	Patent Rights and Other Intangible Assets

Patent rights and other intangible assets are recorded at cost and are capitalized and amortized using the straight-line method over their legal life.

At each reporting date, management reviews its amortization periods for reasonableness and for impairment. These intangible assets are written down when it becomes reasonably evident that impairment has occurred due to expected future cash flows not being adequate to cover net book value. Amortization periods are adjusted when required, to ensure reasonableness.

g)	Property, Plant and Equipment

Property, plant and equipment are valued at cost less accumulated amortization. Property, plant and equipment are amortized over their estimated useful lives at the following rates and methods:

	•	Computer equipment - 30% declining balance
	•	Furniture and office equipment - 20% declining balance
	•	Leasehold improvements - straight-line over the term of the lease
	•	Vehicles – 30% declining balance
	•	Machinery and equipment – 20% declining balance
	•	Plant one – 5 years straight-line
	•	Plant two – 10 years straight-line

One-half of the above rate is taken in the year of acquisition. The Company regularly reviews its property, plant and equipment for impairment.

h)	Share Capital

The proceeds from the exercise of stock options and warrants and issuance of escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

i)	Stock-Based Compensation

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

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

j)	Revenue Recognition

Revenue attributable to the soil remediation division is recorded once there is persuasive evidence that an arrangement exists, service is provided, the selling price is fixed and determinable, and collectibility is reasonably assured. Revenue from long-term fixed price soil remediation contracts is recognized on the percentage of completion method, based on the ratio of costs incurred to date over estimated total costs. This method is used because management considers expended costs to be the best available measure of progress on these contracts. Contract costs include all direct material and labour costs. Changes in estimates of contract price, total estimated costs or estimated losses, if any, are included in the determination of estimated cumulative revenue and expenses in the period the change is determined by management. Included in accounts receivable are unbilled amounts representing the excess of revenue recognized on long-term contracts over the amounts billed to date. Revenue attributable to the waste management division is recorded upon execution of the shipping manifest.

k)	Loss per Share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period. The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted loss per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted loss per share by application of the treasury stock method.

l)	Future Income Taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in income in the period that includes the substantive enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

m)	Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Significant areas where management applies judgement include the assumptions affecting the valuation of stock-based compensation and warrants, assumptions used in impairment testing and estimates relating to revenue recognition when applying the percentage of completion method. Actual results could differ from those estimates.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

n)	Impairment of Long-Lived Assets

The Company follows the CICA Handbook Section 3063, “Impairment of Long-Lived Assets” (“HB 3063”). HB 3063 requires the Company to assess the impairment of long-lived assets, which consist primarily of property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of the asset to its fair value. The impairment test is a comparison of the undiscounted cash flows associated with an asset against the carrying amount of the asset. If the undiscounted cash flow amounts are less than the carrying amount, the asset is written down to fair value. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value.

o)	Foreign Currency Translation

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

The Company’s U.S. subsidiary is considered to be an integrated foreign operation and is translated into the functional currency using the temporal method as follows:

	i)	Monetary assets and liabilities at the rate of exchange in effect at the balance sheet date,
	ii)	Non-monetary assets and liabilities, and equity at historical rates, and
	iii)	Revenue and expense items at the average rate of exchange prevailing during the year.

Gains and losses on translation are included in determining net income for the period.

3.	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, interest receivable, refundable deposit, accounts receivable, GST receivable, accounts payable and accrued liabilities, due to related parties, short term loan, Terra-Kleen acquisition payment, and convertible debentures. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The carrying value of these financial instruments approximates their fair value due to their short-term maturity or capacity of prompt liquidation.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

4.	Property, Plant and Equipment

Details are as follows:

			Net Book
			Value
		Accumulated	December 31,
	Cost	Amortization	2006
Computer equipment	$196,049	$129,250	$66,799
Furniture and office equipment	237,836	133,687	104,149
Leasehold improvements	82,866	15,622	67,244
Vehicles	173,396	162,081	11,315
Machinery and equipment	2,885,669	1,681,720	1,203,949
Plant One	238,874	106,283	132,591
Plant Two	2,253,831	368,940	1,884,891
	$6,068,521	$2,597,583	$3,470,938

			Net Book
			Value
		Accumulated	December 31,
	Cost	Amortization	2005
Computer equipment	$171,015	$85,644	$85,371
Furniture and office equipment	201,941	74,036	127,905
Leasehold improvements	99,934	10,275	89,659
Vehicles	77,244	67,719	9,525
Machinery and equipment	2,256,116	1,468,953	787,163
Plant One	238,874	58,508	180,366
Plant Two	2,232,567	144,620	2,087,947
	$5,277,691	$1,909,755	$3,367,936

Property, plant and equipment are amortized when ready for use.

With the acquisition of Terra-Kleen, the Company has modified Plant Two to incorporate the Terra-Kleen solvent extraction technology. During 2006, the Company wrote down Plant Two in the amount of $229,680 (2005 - $1,306,772) to reflect those assets management determined will not be used on a go-forward basis. The fair value of these impaired assets was assessed as $0 given no future use.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

5.	Deferred Development Costs

Deferred development costs consist of product development costs and existing product enhancement costs.

Details are as follows:

	December 31,	December 31,
	2006	2005
Balance – Beginning of period	$987,873	$1,000,807
Current period costs:
Deferred development costs	-	41,557
Less: Amortization	(104,240)	(54,491)
Balance – End of period	$883,633	$987,873

Summary is as follows:
	December 31,	December 31,
	2006	2005
Deferred development costs	$1,042,364	$1,042,364
Less: Accumulated amortization	(158,731)	(54,491)
	$883,633	$987,873

6.	Patents and other intangible assets

Patents and other intangible assets consist of amounts associated with the acquisitions of SESI, Contech and Terra-Kleen. The Company acquired patents for low frequency sonic energy generator technology and proprietary processes to remediate PCB contaminated soils.

Activities during the period are as follows:

	December 31,	December 31,
	2006	2005
Balance – Beginning of period	$3,387,921	$883,893
Current period costs:
Additions	45,980	2,605,730
Less: Amortization	(358,268)	(101,702)
Balance – End of period	$3,075,633	$3,387,921

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

7.	Acquisitions

a)	SESI Systems Inc.

Effective December 12, 2002, the Company acquired 100% of SESI by the issuance of 2,997,135 common shares of the Company valued at $998,302 (see note 18 for restatement). The shares were escrowed based on time over 6 years. The Company had a director in common with SESI at the time of the purchase. The primary reason for the purchase of SESI was to acquire the Sonic technology and Canadian and United States patents. The consideration has been allocated, based on fair value, as follows:

Cash	$(30)
Accounts payable	(23,371)
Deferred development costs	178,819
Patents and other intangible assets	992,927
Amounts advanced from Sonic	(150,043)
$998,302

b)	Contech PCB Containment Technology Inc.

By agreement effective August 1, 2003, the Company acquired 100% of the issued and outstanding shares of Contech. The Company acquired Contech to utilize its licence for handling and disposal of the contaminated materials, facilities approved by the regulatory authorities, environmental risk insurance, knowledgeable staff and management, and its expertise in handling of hazardous waste. As consideration for Contech, the Company paid $67,375, $25,000 upon closing (paid) and 15 monthly payments of $3,000 (paid), having a present value of $42,375 using a 10% interest rate, and issued 100,000 escrow shares. The fair value of shares issued by the Company has been determined at $137,867, by taking the value of the shares ($1.55CDN) on the date of the agreement multiplied by the number of shares to be released over time, and discounted using a 10% interest rate, to take into account the time value of the consideration. The consideration has been allocated, based on fair value, as follows:

Current assets	$79,159
Property, plant and equipment	34,065
Intangible assets	137,866
Current liabilities	(45,848)
$205,242

This is a related party transaction as a major Contech shareholder was also an officer of the Company.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

8.	Non-cash Working Capital Components

Details are as follows:

	Cumulative
	Amounts from	For the Year	For the Year	For the Year
	February 4, 2000	Ended	Ended	Ended
Net changes in non-cash	(inception) to	December 31,	December	December
working capital components:	December 31, 2006	2006	31, 2005	31, 2004
GST and amounts receivable	$(1,059,566)	$(267,368)	$(167,176)	$(500,451)
Refundable deposit	(105,500)	(105,500)	-	-
Accounts payable	619,614	67,000	(226,477)	353,420
Accrued liabilities	812,923	277,832	495,268	(17,238)
Deferred rent inducement	52,528	(17,509)	70,037	-
Due to related parties	229,194	239,831	(6,117)	(21,104)
Prepaid expenses	(106,283)	16,575	37,162	(97,825)
Inventory	127,930	240,578	(112,648)	-
	$570,840	$451,439	$90,049	$(283,198)

9.	Acquisition of Terra-Kleen Response Group Inc.

On December 21, 2005, the Company acquired 100% of the shares of United States based Terra- Kleen which was subsequently merged with the Company’s subsidiary, Sonic Corp. (Note 2)

Terra-Kleen has proprietary and patented technologies for the remediation of contaminated soil through a solvent extraction process which removes and concentrates contaminants. Terra-Kleen also has an established operating history with the Environmental Protection Agency in the United States.

The total consideration for the purchase of Terra-Kleen, as outlined in the original agreement and amended March 23, 2007, is as follows:

i.

Upon the closing, December 21, 2005, US$500,000 was paid through the issuance of the Company’s common shares valued at CDN$2.50 per share which resulted in an issuance of 234,680 common shares. On this closing date, the Company’s share market price was $1.15, therefore the share issuance was valued at $269,882;

ii.

On June 21, 2006, US$500,000 was paid through the issuance of the Company common shares at a price equal to the 20-day average closing price of such shares preceding their issue date. The 20-day average closing price of such shares was $0.93. This resulted in an issuance of 600,161 common shares valued at $558,150;

iii.

On March 23, 2007, US$250,000 was paid to the controlling shareholder of Terra-Kleen. The amount related to a settlement for an earn out provision based on revenues in the original agreement. The amount earned to date according to the original agreement of was $35,000; this amount was recorded as part of the purchase and the balance of $256,785 was expensed as a purchase settlement.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

9.	Acquisition of Terra-Kleen Response Group Inc. - Continued

Therefore, total consideration given up is as follows:

Share issuance upon closing	$269,882
Share issuance June 21, 2006	558,150
Due diligence and cash closing costs	217,271
Final payment due (accrued)	35,000
$1,080,303

The consideration has been allocated, based on fair value, as follows:

Current assets	$168,924
Property, plant and equipment	315,660
Patents and other intangibles	2,565,655
Current liabilities	(462,489)
Long term liabilities	(865,446)
Due to Shareholder	(571,528)
Due to Sonic Environmental Solutions Inc.	(70,473)
Net identifiable assets and liabilities	$1,080,303

Terra-Kleen has two contracts as follows:

a)	Mitsubishi Agreement

Per agreement dated January 1, 2001 and amended January 2, 2006, Terra-Kleen granted a license to Mitsubishi Heavy Industries, Ltd. (“MHI”) to use Terra-Kleen's soil remediation technology in Japan.

As consideration Terra-Kleen, before acquired by the Company, received US$500,000 and a royalty at 2.25% of Net Invoiced Value for “hydrocarbon and chlorinated organic contaminated soil” processed using the system. This royalty will be paid after MHI has had sales of approximately US$22,000,000. As of December 31, 2006, approximately US$9,800,000 has been completed by MHI.

b)	Veolia Agreement

Per agreement dated June 10, 2005 with Veolia Environmental Services (“Veolia”), formerly known as Collex Pty Ltd., Terra-Kleen granted a license to Veolia to use the Company’s soil remediation technology.

The considerations are as follows:

	i)	A lump sum initial license fee of US$100,000 (received by Terra-Kleen before the Company purchased Terra-Kleen).

	ii)	A technology license fee of US$288,000 upon successful results of initial trial.

	iii)	A trial fee of AUS$298,732 as follows:

		•	AUS$150,000 on commencement date (received by Terra-Kleen before the Company purchased Terra-Kleen).
		•	AUS$74,366 within 21 days of receiving certain demonstration equipment in Australia
		•	AUS$74,366 on the date following the completion of initial test.

9.	Acquisition of Terra-Kleen Response Group Inc. - Continued

	b)	Veolia Agreement - Continued

		iv)	After nine months of successful trial, Veolia will either pay rent on the demonstrator equipment at US$32,000 per month or buy the system at US$488,000.

		v)	To pay royalty of 50% of profit generated from using the technology.

At December 31, 2006, Veolia commenced its first site remediation project. No revenue has been recorded to date with respect to this agreement other than the initial license fee as in note 9b(i) and the trial fee as in note 9b(iii).

10.	Convertible Debenture

In December 2005, the Company completed a convertible debenture financing with two directors for total proceeds of $1,000,000. The debenture bears interest at 12% per annum and was to mature in December 21, 2007 and was convertible into one common share in year one at $2.00 per share and in year two at $2.20 per share. In addition, 500,000 share purchase warrants were issued. Each warrant entitled the holder to purchase an additional common share exercisable in year one for $2.00 per common share and in year two at $2.20 per common share.

In accordance with GAAP, the Company allocated a portion of the proceeds to liabilities ($949,185) and a portion to equity ($50,815). The equity conversion feature was valued using the Black-Scholes option-pricing model with the following assumptions:

Dividend yield	-
Risk-free interest rate	3.8%
Expected volatility of the Company's common stock	50.5%
Expected life	2 years

The 500,000 warrants were valued using the same assumptions for a total value of $50,815 and was included in deferred financing costs.

The discount, which presents the difference between the face value of the debenture and the calculated liability amount, is amortized to interest expense on a straight-line basis over the term of the debentures.

On December 31, 2006, the Company entered into an agreement with the holders to convert the debentures into 1,333,334 common shares at $0.75 per share. The transaction was treated as an Induced Conversion under EIC 96 as the holders received an additional 878,789 shares compared to the original conversion terms, this difference has been valued at $399,849. The additional consideration was allocated to the liability and equity components based on the relative fair values of each component on the date of the transaction.

The $29,778 difference between the carrying value and fair value of the liability was charged to income and the remaining $370,071 was charged directly to deficit. The $1,425,256 increase to share capital is comprised of the carrying values of the debenture components and the fair value of the additional consideration.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

10.	Convertible Debenture - Continued

The 500,000 share purchase warrants issued in connection with the convertible debenture remain exercisable into an additional common share at $2.20 per common share. All deferred financing costs related to the debentures have accordingly been expensed in the current period.

11.	Share Capital

a)	Authorized: unlimited common shares without par value.

b)

On March 27, 2006 in a brokered private placement, the Company issued 2,797,223 units at $0.90 per unit for gross proceeds of $2,517,500. Each warrant is exercisable for two years at a price of $1.20. The value attributable to common shares was $2,224,818 and $292,683 was attributable to the common share purchase warrants. Each unit consists of one common share and one-half share purchase warrant. The Company paid a finders fee of $113,850.

On December 13, 2006, the Company received a final receipt for a short-form prospectus which qualified the distribution of 6,670,000 common shares and 6,670,000 common share purchase warrants on the exercise of 6,670,000 Special Warrants issued pursuant to a brokered private placement which raised gross proceeds of $3,335,000. Of this amount, $2,919,897 was attributable to common shares and $415,103 was attributable to the common share purchase warrants. Each common share purchase warrant is exercisable for two years at a price of $0.70. The Company paid a cash commission equal to 7.5% of the gross proceeds ($250,125) and issued agents’ special warrants to purchase common shares equal to 7.5% of the Special Warrants sold under the offering (500,250). The agents’ special warrants have a fair value of $35,561 and will be exercisable at a price of $.70 per share for 24 months from the closing date.

The warrants were valued using the Black Scholes option-pricing model using the following assumptions on the date of issuance:

Risk-free interest rate	3.95% - 4.00%
Expected life	2
Estimated volatility	41.52% - 54.16%
Dividend yield	-

c)	Options

i)

The Company has established a share purchase option plan whereby the board of directors, may from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the Company’s board of directors. The exercise price of an option is not less than the closing price on the TSX-V on the last trading day preceding the grant date. The maximum aggregate number of Plan Shares that may be reserved for issuance under the Company’s Plan is 4,530,000 Common Shares.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

11.	Share Capital - Continued

c)	Options - Continued

ii)	A summary of the Company’s options at December 31, 2006 and the changes for the period are as follows:

	Outstanding				Outstanding
Exercise	December 31,				December 31,
Price	2005	Granted	Exercised	Forfeited	2006	Expiry date
$0.50	422,000	-	(20,000)	-	402,000	December 12, 2007
$1.00	-	200,000	-	-	200,000	June 14, 2011
$1.00	-	865,000	-	(10,000)	855,000	July 4, 2011
$1.00	-	335,000	-	-	335,000	September 11, 2011
$1.10	350,000	-	-	(150,000)	200,000	February 3, 2008
$1.61	25,000	-	-	(25,000)	-	May 17, 2009
$1.70	400,000	-	-	-	400,000	September 22, 2008
$2.30	50,000	-	-	-	50,000	January 16, 2009
$2.30	50,000	-	-	-	50,000	June 21, 2010
$2.37	85,000	-	-	-	85,000	February 14, 2010
$2.40	250,000	-	-	-	250,000	June 8, 2009
$2.50	150,000	-	-	(150,000)	-	August 9, 2007
$2.50	35,000	-	-	-	35,000	November 10, 2008
$2.60	20,000	-	-	-	20,000	March 30, 2010
$2.75	115,000	-	-	-	115,000	October 8, 2009
$2.95	200,000	-	-	-	200,000	July 16, 2009
$3.15	230,000	-	-	(85,000)	145,000	July 6, 2009
	2,382,000	1,400,000	(20,000)	(420,000)	3,342,000

Weighted average
exercise price	$1.89	$1.00	$0.50	$2.04	$1.50

		Weighted
		Average
	Number of Options	Exercise Price	Expiry
			December 12, 2007
Vested at December 31, 2006	2,059,081	$1.79	to September 11, 2011

The fair value of shares vested during 2006 was $1,194,000. The weighted average remaining contractual term on the fully vested options is approximately 1.72 years.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

11.	Share Capital - Continued

d)	Warrants

Details are as follows:

	Outstanding				Outstanding
Exercise	December 31,			Expired or	December 31,
Price	2005	Issued	Exercised	Cancelled	2006	Expiry date
$0.70	-	7,170,250	-	-	7,170,250	November 9, 2008
$1.20	-	1,398,611	-	-	1,398,611	March 27, 2008
$2.20	500,000	-	-	-	500,000	December 21, 2007
$2.75	605,000	-	-	-	605,000	September 28, 2007
	1,105,000	8,568,861	-	-	9,673,861

Weighted average
exercise price	$2.46	$0.78	$-	$-	$0.98

e)	Escrow Shares

As at December 31, 2006, there are 1,819,842 common shares held in escrow. Escrow shares have the same voting rights and rights to receive income distributions as regular shares of the Company. However, in general terms, escrow shares cannot be sold, transferred, assigned, mortgaged or be a subject to a derivative transaction. Details are as follows:

i)

In 2002, 2,997,135 shares were issued for the acquisition of SESI and are held in escrow to be released every six months to 2008. During the year, there were 1,798,283 released from escrow leaving 1,198,852 held in escrow at December 31, 2006.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

11.	Share Capital - Continued

	e)	Escrow Shares - Continued

ii)

There were 834,841 shares issued for the acquisition of Terra-Kleen and held in escrow. Every three months beginning March 13, 2006, 10% of the total number of shares is to be released with the last release on December 30, 2008. During the year, there were 213,851 shares released from escrow leaving 620,990 held in escrow at December 31, 2006. Subsequent to the year end, the Company entered into an agreement with the former controlling shareholder of Terra-Kleen which terminates this escrow agreement; all shares pertaining to this agreement were then released from escrow.

12.	Stock Based Compensation

a)

Stock compensation expense is determined using the fair value method. For any options that have alteration in their conditions, compensation expense is based on the fair value of the options on the alteration date less the fair value of the original options based on the shorter of the remaining expanded life of the old option or the expected life of the modified option.

	b)	Stock compensation expense recognized on options granted during the year is calculated using the Black-Scholes option pricing model with the following assumptions on the date of grant:

Risk-free interest rate	4.01% - 4.50%
Expected dividend yield	-
Expected stock price volatility	49.18 - 50.55%
Expected option life in years	5

In 2006, stock-based compensation expense was $571,110 (2005 - $957,028). Of this, $77,239 (2005 - $41,190) is included in shareholder relations expense, and $493,871 (2005 - $915,838) is included in salaries and wages expense, with the offsetting entry to contributed surplus. The value of unrecorded stock-based compensation related to non-vested options is $404,420. This amount will be expensed between January 1, 2007 and June 30, 2008.

c)

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimated.

Options vest according to the length of service as follows:

Employees with service greater than six
months, Directors and Officers	Employment service less than six months
33.3% of options vest after six months	33.3% of options vest after twelve months
33.3% of options vest after twelve months	33.3% of options vest after eighteen months
33.3% of options vest after eighteen months	33.3% of options vest after twenty-four months

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

13.	Related Party Transactions

Except as noted elsewhere in these financial statements, related party transactions are as follows:

	a)	During 2006, salaries of $502,208 (2005 - $438,000) were paid or accrued to directors and officers.

b)

As at December 31, 2006 $259,468 (2005 - $18,193) was owing to directors, officers, and related entities. Of this, $2,683 is non-interest bearing, has no specific terms of repayment and was incurred in the normal course of operations. The balance of $256,785 was attributable to the amount owing to the former controlling shareholder of Terra-Kleen (Note 9iii).

14.	Segmented Information

a)

The Company and its subsidiaries operate in the environmental sector in two reportable business segments. The soil remediation segment is attributable to the treatment of contaminated soil and the waste management segment is attributable to the collection, consolidation and disposal of PCB contaminated wastes from transformers, ballasts and capacitors. Total assets by business segment are as follows:

	December 31,	December 31,
	2006	2005
		(Restatement
		Note 18)
Soil remediation	$10,654,954	$10,,869,393
Waste management	119,651	133,098
	$10,774,605	$11,002,491

Total revenues and direct costs for each business segment are as follows. The direct costs include labour, materials, chemicals, subcontractor costs and equipment amortization:

	Soil	Waste	Corporate Total,
	Remediation	Management	December 31,
			2006
Revenues	$1,149,677	$516,029	$1,665,706
Direct Costs	3,637,870	426,346	4,064,216
	$(2,488,193)	$89,683	$(2,398,510)

	Soil	Waste	Corporate Total,
	Remediation	Management	December 31,
			2005
Revenues	$747,297	$367,142	$1,114,439
Direct Costs	1,864,932	294,706	2,159,638
	$(1,117,635)	$72,436	$(1,045,199)

During the year, 34% (2005 – 72%) of consolidated revenue related to one customer. As at December 31, 2006 accounts receivable included $170,027 from this customer (2005 - $81,720).

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

14.	Segmented Information - Continued

	b)	Geographic Information

All significant sales during the periods presented have been to customers domiciled in Canada. The tables below summarize property, plant and equipment by country and assets by country:

	December 31,	December 31,
Property Plant and Equipment	2006	2005
Canada	$3,297,922	$3,075,622
United States	173,016	292,314
	$3,470,938	$3,367,936

	December 31,	December 31,
	2006	2005
		(Restatement
Assets		Note 18)
Canada	$10,581,744	$10,547,473
United States	192,861	455,018
	$10,774,605	$11,002,491

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

15.	Income Taxes

	a)	The Company’s provision for income taxes differs from the amounts computed by applying the combined Canadian federal and provincial income tax rates to the net loss as a result of the following:

	2006	2005
Provision for recovery of taxes at statutory rates	$(2,329,783)	$(2,128,810)
Tax benefit not recognized on current year losses	1,729,643	1,253,440
Non-deductible and other items for tax purposes	623,564	876,266
Differences in foreign tax rates	(23,424)	(896)
	$0	$0

b)	The significant components of future income tax assets and liabilities are as follows:

	2006	2005
Future income tax assets (liabilities)

Non-capital loss carry forwards	$4,602,726	$3,061,424
Property, plant and equipment	610,362	450,315
Deferred development costs	(1,120,509)	(1,187,095)
Other	251,143	6,190
Future income tax assets (liabilities)	4,343,722	2,330,834
Valuation allowance	(4,343,722)	(2,330,834)
Net future income tax asset (liability)	$0	$0

The Company has income tax loss carry forwards of approximately $11,406,000 in Canada, which may be used to reduce future income taxes otherwise payable and expiring through 2026.

The Company has income tax loss carry forwards of approximately $1,607,000 in the United States, which may be used to reduce income taxes otherwise payable and expiring through 2026. A significant portion of such tax loss carryforwards were incurred prior to December 21, 2005, the acquisition date of Terra-Kleen and as such management of the Company anticipates limitation to the use of these carryforwards under Internal Revenue Code Section 382.

The tax benefit of the above noted tax assets have been offset by recognition of a valuation allowance in the financial statements.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

16.	Short-Term Loan

The Company had a promissory note of US$50,000, which was part of the Terra-Kleen acquisition, payable February 13, 2006, bearing 12% interest. During 2006, the loan was repaid with interest.

17.	Commitments

	a)	The Company has premises, vehicle and photocopier operating lease agreements. The leases expire between January 2007 and June 2010. The future lease obligations are as follows:

Amount
2007	$150,937
2008	$141,910
2009	$141,498
2010	$4,019

b)

During the year ended December 31, 2005, the Company received $87,547 for leasehold improvements to their office premises. In accordance with GAAP, this amount is being amortized against rent expense over the term of the 5 year lease. The total unamortized balance at December 31, 2006 is $52,528.

18.	Prior Period Restatement

During the audit of the December 31, 2006 fiscal year, it was determined that an error had been made in the recording of the acquisitions of SESI and Contech (Note 7). These acquisitions were related party transactions that involved the issuance of shares, as either part of or as total consideration, for the purchase of these subsidiaries. The restatement is required after further consideration of EIC 62 as it has come to our attention that EIC 62 determines the share issuances to be monetary in nature, even though they were related party, and as such the transactions must be recorded at the exchange amount, equivalent to the value of the consideration given up (the shares at market value), at the time of the acquisitions.

	2005	2005	2004	2004
	As previously	Restated	As previously	Restated
	reported		reported
Patents and other
intangible assets	$2,689,110	$3,387,921	$85,252	$883,893
Deficit	$(10,080,454)	$(10,517,812)	$(3,973,713)	$(4,311,367)
Amortization of deferred
development and other
intangibles	$54,491	$155,258	$0	$237,697

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

19.	Subsequent Events

On April 20, 2007, the Company announced that it has entered into a letter agreement to conduct a $4 million financing. Net proceeds of the financing will be used for working capital and general corporate purposes. Under the terms of the financing, Sonic has agreed to sell up to 8,888,890 at $0.45 per unit (“Units”). Each Unit will consist of one common share of the Company and one-half of one common share purchase warrant. Each Warrant will entitle the holder to purchase one common share at an exercise price of $0.60 per common share for a period of 24 months for the closing date. The Company will pay a cash commission of 7% of the gross proceeds and purchase Units equal to 10% of the total number of Units sold for a period of 24 months from the closing date. The closing date is expected to be May 3, 2007.

20.	Recent Canadian Accounting Pronouncements

In April 2005, the Canadian Accounting Standards Board issued new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with many consequential changes throughout the CICA Handbook. These new standards will affect the company’s Canadian GAAP interim and annual financial statements beginning in the first quarter of 2007. The most significant new standards are as follows:

i) Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the amounts. It also specifies how financial instrument gains and losses are to be presented. Management is currently finalizing its evaluation of the impact of this standard on the Company’s Canadian GAAP financial statements.

ii) Hedges, Section 3865
This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. The adoption of this standard is not expected to impact the company.

iii) Comprehensive Income, Section 1530

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income for the company will include holding gains and losses on investments designated as available for sale.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

21.	Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP")

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission.

a)

Under Canadian GAAP, research costs are expensed when incurred, and product or process development costs are deferred to future periods when specific conditions for deferral are met. Under U.S. GAAP, research and development costs are expensed when incurred.

b)

Under Canadian GAAP, the convertible debenture is bifurcated between the conversion feature and the debenture. Since the loan did not have a beneficial conversion feature, the debenture is recorded at face value under U.S. GAAP.

	c)	The impact of the above differences between Canadian and U.S. GAAP on loss for the period is as follows:

	Cumulative
	Amounts from
	February 4,
	2000
	(inception) to	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2006	2006	2005	2004

Loss for the period as reported	$(17,817,140)	$(7,299,328)	$(6,206,445)	$(2,494,426)
Write-off of deferred development costs:
- amortization	158,731	104,240	54,491	-
- incurred during the period	(1,042,364)	-	(41,557)	(411,646)
Debenture conversion feature expense	(370,071)	(370,071)	-	-

Loss for the period in accordance with U.S.
GAAP	$(19,070,844)	$(7,565,159)	$(6,193,511)	$(2,906,072)

Basic and diluted loss per share in
accordance with U.S. GAAP		$(0.33)	$(0.40)	$(0.21)

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

21.	Differences Between United States and Canadian Generally Accepted Accounting Principles
("GAAP") - continued

d)	The impact of the differences between Canadian and U.S. GAAP on the statement of changes in shareholders’ equity, as reported, is as follows:

	Common Shares		Contributed		Comprehensive
	Number	Amount	Surplus	Deficit	Income	Total

Shareholders’ equity in accordance with
Canadian GAAP at December 31,
2004	17,607,510	$12,929,716	$1,189,196	$(4,311,367)	$-	$9,807,545
Write-off of deferred development costs
- as reported	-	-	-	(1,000,807)	-	(1,000,807)

Shareholders’ equity in accordance with
U.S. GAAP at December 31, 2004	17,607,510	$12,929,716	$1,189,196	$(5,312,174)	$-	$8,806,738

Shareholders’ equity in accordance with
Canadian GAAP at December 31,
2005	19,839,350	$16,400,927	$2,158,614	$(10,517,812)	$-	$8,041,729
Write-off of deferred development costs
- as reported	-	-	-	(987,873)	-	(987,873)

Shareholders’ equity in accordance with
U.S. GAAP at December 31, 2005	19,839,350	$16,400,927	$2,158,614	$(11,505,685)	$-	$7,053,856
Shareholders’ equity in accordance with
Canadian GAAP at December 31,
2006	29,926,734	$22,953,387	$3,419,708	$(18,187,211)	$-	$8,185,884

Write-off of deferred development costs

- as reported	-	-	-	(883,633)	-	(883,633)

Debenture conversion feature expense	-	-	370,071	(370,071)	-	-

Shareholders’ equity in accordance with
U.S. GAAP at December 31, 2006	29,926,734	$22,953,387	$3,789,779	$(19,440,915)	$-	$7,302,251

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

21.	Differences Between United States and Canadian Generally Accepted Accounting Principles
("GAAP") - continued

Recent U.S. Accounting Pronouncements

In June 2006, FASB issued Accounting for Uncertain Tax Positions - an Interpretation of FASB Statement No. 109, FIN 48 which prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in the Company’s tax returns. FIN 48 provides guidance on recognition, classification, presentation and disclosure of unrecognized tax benefits. Management is required to adopt this statement effective January 1, 2007 and is currently assessing the impact on the Company’s financial statements.

In September 2006, FASB issued SFAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands fair value disclosures. The standard does not require any new fair value measurements. This standard is effective for fiscal years beginning after November 15, 2007. Management is currently assessing the impact on the Company’s financial statements.

Prior years restatement

Certain of the comparative numbers in this Canadian to U.S. GAAP reconciliation note have been restated to reflect errors in the previous year’s presentation (Note 18). As a result of this restatement, the opening shareholders equity as at January 1, 2005 under U.S. GAAP has increased by $2,585,461.

ITEM 18     FINANCIAL STATEMENTS

Sonic has elected to provide financial statements pursuant to Item 17.

ITEM 19     EXHIBITS

The following exhibits are included in this Form 20-F:

Number	Description

1.01	Certificate of Incorporation dated February 4, 2000, together with Memorandum dated February 3, 2000 (1)

1.02	Articles dated February 3, 2000 (1)

1.03	Certificate of Change of Name dated December 12, 2002, together with Altered Memorandum dated as of November 29, 2002 (1)

1.04	Notice of Articles (2)

1.05	Articles adopted under the Business Corporations Act (British Columbia) (2)

1.06	Certificate of Change of Name dated June 27, 2007, together with an altered Notice of Articles dated as of June 27, 2007 (4)

4.01	Amended and Restated Stock Option Plan (4)

4.02	Executive Employment Agreement dated effective July 1, 2006 between Sonic and Adam R. Sumel (4)

4.03

Agreement and Plan of Merger among Sonic, Alan Cash, Terra-Kleen Response Group, Inc. and Sonic Environmental Solutions Corp. dated as of September 26, 2005 (3), as amended by an amendment agreement dated as of March 23, 2007 (4)

4.04	Executive Employment Agreement between Sonic and Alan Cash dated December 21, 2005 (3)

4.05	Convertible Debenture Indenture dated December 21, 2005 (3)

4.06	Agency Agreement among Sonic, Salman Partners Inc. and Pacific International Securities Inc. dated November 9, 2006 (4)

4.07	Underwriting Agreement between Sonic and Clarus Securities Inc. dated April 30, 2007 (4)

8.1	List of Significant Subsidiaries (4)

11.1	Code of Ethics (3)

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (4)

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (4)

13.1	Certification of Chief Executive Officer pursuant to pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (4)

13.2	Certification of Chief Financial Officer pursuant to pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (4)

(1)	Filed as an exhibit pursuant to and incorporated by reference from Sonic’s Form 20-F registration statement filed with the United States Securities and Exchange Commission on September 7, 2004;

(2)	Filed as an exhibit to and incorporated by reference from the Annual Report on Form 20-F for the year ended December 31, 2004, filed on June 30, 2005.

(3)	Filed as an exhibit to and incorporated by reference from the Annual Report on Form 20-F for the year ended December 31, 2005, filed on June 22, 2006.

(4)	Filed as an exhibit to this Annual Report on Form 20-F.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SONIC TECHNOLOGY SOLUTIONS INC.

Per:              /s/ Lisa Sharp

__________________________________________
LISA SHARP
Chief Financial Officer
DATED: June 29, 2007